                                                                                                      EXHIBIT 1



               INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULES
               ----------------------------------------------------------------


                                                                                                          Page
                                                                                                          -----
   CEMEX, S.A. de C.V. and subsidiaries:
   Independent Auditors' Report--KPMG Cardenas Dosal, S.C................................................. F-2

   Audited consolidated balance sheets as of December 31, 2001 and 2002 and unaudited consolidated balance sheets as of June 30, 2002 and 2003............................................................ F-3

   Audited consolidated statements of income for the years ended December 31, 2000, 2001 and 2002 and unaudited consolidated statements of income for the six months ended June 30, 2002 and 2003............ F-4

   Audited statements of changes in stockholders' equity for the years ended December 31, 2000, 2001 and
   2002 and unaudited statements of changes in stockholders' equity for the six months ended June 30,
   2002 and 2003.......................................................................................... F-5

   Audited consolidated statements of changes in financial position for the years ended December 31,
   2000, 2001 and 2002 and unaudited consolidated statements of changes in financial position for the six months ended June 30, 2002 and 2003................................................................ F-6

   Notes to the audited consolidated financial statements................................................. F-7

   Reports of Other Independent Accountants--PricewaterhouseCoopers
   (for which the financial statements are not separately presented)...................................... F-86

   SCHEDULES

   Independent Auditors' Report on Schedules - KPMG Cardenas Dosal, S.C................................... S-1

   Schedule I - Parent company-only condensed financial statements........................................ S-2

   Schedule II - Valuation and qualifying accounts........................................................ S-10


                          INDEPENDENT AUDITORS' REPORT


    The Board of Directors and Stockholders
    Cemex, S.A. de C.V.:


    We have audited the consolidated balance sheets of Cemex, S.A. de C.V. and Subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As of December 31, 2000, we did not audit the consolidated financial statements of certain consolidated subsidiaries, which statements reflect total assets and revenues of 2% and 0%, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion insofar as it relates to the amounts included for such subsidiaries, is based solely upon the reports of the other auditors.

    We conducted our audits in accordance with auditing standards generally accepted in the United States of America and Mexico. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatements and are prepared in accordance with generally accepted accounting principles in Mexico. An audit consists of examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

    As discussed in note 2B to the consolidated financial statements, Bulletin B-15 issued by the Mexican Institute Public Accountants requires the restatement of prior periods consolidated financial statements to constant pesos as of the most recent balance sheet presented by applying a weigthed average index that takes into consideration the inflation rates of the countries in which the subsidiaries operate and the exchange rate related to the Mexican peso. The above mentioned consolidated financial statements have been restated from amounts previously presented to reflect the purchasing power of the Mexican peso as of June 30, 2003.

    In our opinion, based upon our audits and the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cemex, S.A. de C.V. and Subsidiaries at December 31, 2001 and 2002, and the consolidated and parent company-only results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the years in the three-year period ended December 31, 2002, in accordance with accounting principles generally accepted in Mexico.

    Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Application of accounting principles generally accepted in the United States of America would have affected results of operations for each of the years in the three-year period ended December 31, 2002, and stockholders' equity as of December 31, 2001 and 2002, to the extent summarized in note 23 to the consolidated financial statements.
    KPMG Cardenas Dosal, S.C.


    /s/ Rafael Gomez Eng
    --------------------
    Rafael Gomez Eng


    Monterrey, N.L., Mexico
    January 15, 2003, except for the restatement described in the third paragraph of this report which is as of September 18, 2003, and note 23, which is as of March 24, 2003


                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                          Consolidated Balance Sheets
            (Millions of constant Mexican pesos as of June 30, 2003)

                                                                                      December 31,                 (Unaudited)
Assets                                                                                                               June 30,
                                                                            ----------------------------------------------------
Current Assets                                                                     2001             2002               2003
                                                                            ----------------------------------------------------
   Cash and investments (note 3).........................................   Ps    4,381.2          3,830.1             7,435.6
   Trade accounts receivable, less allowance for doubtful accounts
   (note 4)..............................................................         6,260.2          4,251.2             4,911.6
   Other receivables (note 5)............................................         5,114.8          4,285.2             5,223.2
   Inventories (note 6)..................................................         6,963.4          7,495.2             7,539.7
   Other current assets (note 7).........................................         1,000.4            846.9             1,070.0
                                                                            ----------------------------------------------------
       Total current assets..............................................        23,720.0         20,708.6            26,180.1
                                                                            ----------------------------------------------------
Investments and Noncurrent Receivables (note 8) .........................
   Investments in affiliated companies...................................         5,285.2          5,935.9             6,224.8
   Other noncurrent accounts receivable..................................         1,983.2          1,586.4             1,574.7
                                                                            ----------------------------------------------------
       Total investments and noncurrent receivables......................         7,268.4          7,522.3             7,799.6
                                                                            ----------------------------------------------------
Properties, Machinery and Equipment (note 9)
   Land and buildings ...................................................        40,559.7         46,678.5            47,179.1
   Machinery and equipment ..............................................       119,296.8        129,007.2           132,376.1
   Accumulated depreciation .............................................       (73,543.4)      (85,003.5)          (88,553.8)
   Construction in progress..............................................         5,122.0          4,374.0             3,398.6
                                                                            ----------------------------------------------------
       Net properties....................................................        91,435.1         95,056.2            94,400.0
                                                                            ----------------------------------------------------
Deferred Charges (notes 10 and 13).......................................        43,565.7         45,702.0            46,311.9
                                                                            ----------------------------------------------------
       Total Assets......................................................   Ps  165,989.2        168,989.1           174,691.5
                                                                            ----------------------------------------------------
Liabilities and Stockholders' Equity
Current Liabilities
   Bank loans (note 11)..................................................   Ps    1,714.8          4,585.0             5,610.6
   Notes payable (note 11)...............................................         2,198.4          3,291.9             3,149.2
   Current maturities of long-term debt (notes 11 and 12) ...............         6,595.7          6,899.7            12,151.9
   Trade accounts payable................................................         3,685.1          4,328.7             4,847.0
   Other accounts payable and accrued expenses (note 5)..................         9,805.4         12,223.2            10,902.1
                                                                            ----------------------------------------------------
       Total current liabilities ........................................        23,999.4         31,328.5            36,660.8
                                                                            ----------------------------------------------------
Long-Term Debt (note 12)
   Bank loans ...........................................................        25,063.4         26,249.6            20,624.1
   Notes payable ........................................................        25,968.0         27,036.3            31,530.6
   Current maturities of long-term debt .................................        (6,595.7)       (6,899.7)          (12,151.9)
                                                                            ----------------------------------------------------
       Total long-term debt .............................................        44,435.7         46,386.2            40,002.8
                                                                            ----------------------------------------------------
Other Noncurrent Liabilities
   Deferred income taxes (note 17).......................................        11,504.0         11,563.0            12,455.8
   Other noncurrent liabilities .........................................         2,677.8          5,993.5            10,596.8
                                                                            ----------------------------------------------------
       Total other noncurrent liabilities ...............................        14,181.8         17,556.5            23,052.6
                                                                            ----------------------------------------------------
       Total Liabilities.................................................        82,616.9         95,271.2            99,716.2
                                                                            ----------------------------------------------------
Stockholders' Equity (note 14)
   Majority interest:
     Common stock-historical cost basis..................................            53.2             55.2                58.9
     Common stock-accumulated inflation adjustments .....................         3,344.3          3,344.3             3,344.3
     Additional paid-in capital..........................................        28,058.7         31,249.7            35,049.8
     Deficit in equity restatement ......................................       (55,728.6)      (62,850.8)          (65,204.0)
     Cumulative initial deferred income tax effects (notes 2K and 17)....        (5,309.6)       (5,309.6)           (5,309.6)
     Retained earnings ..................................................        80,705.6         88,913.3            90,766.5
     Net income..........................................................        12,045.6          5,517.6             4,103.6
                                                                            ----------------------------------------------------
       Total majority interest ..........................................        63,169.2         60,919.7            62,809.5
   Minority interest (note 14E)..........................................        20,203.1         12,798.2            12,165.8
                                                                             ----------------------------------------------------
       Total stockholders' equity .......................................        83,372.3         73,717.9            74,975.3
                                                                            ----------------------------------------------------
       Total Liabilities and Stockholders' Equity........................   Ps  165,989.2        168,989.1           174,691.5
                                                                            ====================================================
                    See accompanying notes to consolidated financial statements.


                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                       Consolidated Statements of Income
 (Millions of constant Mexican pesos as of June 30, 2003, except for earnings per share)

                                                                                                             (Unaudited)
                                                                    Years Ended December 31,          Six Months Ended June 30,
                                                             -------------------------------------   ---------------------------
                                                                    2000         2001     2002            2002         2003
                                                             -------------------------------------   ---------------------------
Net sales...............................................   Ps   59,703.2     70,806.2    69,391.3        34,012.9     36,502.2
Cost of sales...........................................       (33,361.4)   (39,827.3)  (38,767.6)      (18,601.6)   (21,198.1)
                                                             -------------------------------------   ---------------------------
   Gross profit.........................................        26,341.8     30,978.9    30,623.7        15,411.3     15,304.1
                                                             -------------------------------------   ---------------------------

Operating expenses:
     Administrative ....................................        (6,601.5)    (8,077.6)   (8,723.4)       (4,228.9)    (4,124.0)
     Selling............................................        (2,173.7)    (5,992.3)   (8,003.1)       (3,746.3)    (3,883.3)
                                                             -------------------------------------   ---------------------------
       Total operating expenses.........................        (8,775.2)   (14,069.9)  (16,726.5)       (7,975.2)    (8,007.3)
                                                             -------------------------------------   ---------------------------

   Operating income.....................................        17,566.6     16,909.0    13,897.2         7,436.1      7,296.8
                                                             -------------------------------------   ---------------------------

Comprehensive financing result:
     Financial expense..................................        (4,958.9)    (4,211.0)   (3,526.5)       (1,668.3)    (1,993.0)
     Financial income...................................           261.2        416.5       473.0           309.6        124.6
     Results from valuation and liquidation of
       financial instruments............................           (81.7)     2,042.6    (3,356.4)         (821.9)      (430.8)
     Foreign exchange result, net.......................          (319.7)     1,573.0      (817.6)         (702.5)      (236.6)
     Monetary position result...........................         3,253.0      2,885.8     3,734.5         1,821.6      1,743.7
                                                             -------------------------------------   ---------------------------
       Net comprehensive financing result...............        (1,846.1)     2,706.9    (3,493.0)       (1,061.5)      (792.1)
                                                             -------------------------------------   ---------------------------

                                                             -------------------------------------   ---------------------------
Other expense, net......................................        (2,488.7)    (4,264.4)   (4,128.4)       (2,189.5)    (1,831.8)
                                                             -------------------------------------   ---------------------------
   Income before income taxes, employees' statutory
     profit sharing and equity in income of affiliates..        13,231.8     15,351.5     6,275.8         4,185.1      4,672.9
                                                             -------------------------------------   ---------------------------

Income tax and business assets tax, net  (note 17)......        (1,677.6)    (1,706.0)     (581.6)         (488.4)      (548.6)
Employees' statutory profit sharing (note 17)...........          (380.3)      (241.6)     (109.2)          (56.5)       (52.8)
                                                             -------------------------------------   ---------------------------
   Total income tax, business assets tax and employees'
     statutory profit sharing...........................        (2,057.9)    (1,947.6)     (690.8)         (544.9)      (601.4)
                                                             -----------------------------------   ---------------------------

   Income before equity in income of affiliates ........        11,173.9     13,403.9     5,585.0         3,640.2      4,071.5

Equity in income of affiliates .........................           268.7        209.7       325.6           128.3        147.9
                                                             -------------------------------------   ---------------------------

   Consolidated net income..............................        11,442.6     13,613.6     5,910.6         3,768.5      4,219.4
   Minority interest net income.........................           828.1      1,568.0       393.0           181.8        115.8
                                                             -------------------------------------   ---------------------------
   Majority interest net income ........................  Ps    10,614.5     12,045.6     5,517.6         3,586.7      4,103.6
                                                             ------------ ------------ ------------    ------------ ------------

   Basic earnings per share  (see notes 2A and 20)......  Ps       2.57         2.82         1.23            1.93         1.32
   Diluted earnings per share (see notes 2A and 20).....  Ps       2.56         2.80         1.23            1.92         1.28
                                                             -------------------------------------   ---------------------------

                   See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                 Statements of Changes in Stockholders' Equity
            (Millions of constant Mexican pesos as of June 30, 2003)

                                                                                                            Cumulative
                                                                               Additional    Deficit         initial
                                                                     Common    paid-in       in equity   deferred income
                                                                      Stock     capital      restatement   tax effects
-------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999...............................    Ps  3,392.9      22,810.4   (46,510.5)           -

Dividends (Ps0.57 pesos per share)..........................            2.2       2,213.7          -             -
Issuance of common stock (note 14A) ........................            0.1          52.7          -             -
Issuance of appreciation warrants (note 14F)................            -           (63.9)         -             -
Share repurchase program (note 14A) ........................           (0.1)          -            -             -

Restatement of investments and other transactions
  relating to minority interest.............................            -             -            -             -
Investment by subsidiaries (note 8) ........................                                                     -
                                                                        -             -      (1,897.4)
Comprehensive net income (loss) (note 14G)..................                                                (5,309.6)
                                                                        -             -      (2,963.0)
                                                                   ------------------------------------------------------
Balances at December 31, 2000...............................        3,395.1      25,012.9   (51,370.9)      (5,309.6)

Dividends (Ps0.66 pesos per share) .........................            2.5       2,933.5          -             -
Issuance of common stock (note 14A) ........................            0.1         112.3          -             -
Share repurchase program (note 14A) ........................           (0.2)          -            -             -

Restatement of investments and other transactions
  relating to minority interest.............................            -             -            -             -
Investment by subsidiaries (note 8) ........................            -             -          64.3            -
Comprehensive net income (loss) (note 14G)..................                                                     -
                                                                        -             -     (4,422.0)
                                                                   ------------------------------------------------------
Balances at December 31, 2001...............................        3,397.5      28,058.7   (55,728.6)      (5,309.6)

Dividends (Ps0.73 pesos per share) .........................            2.2       3,117.3          -             -
Issuance of common stock (note 14A) ........................            0.1          73.7          -             -
Share repurchase program (note 14A).........................           (0.3)          -            -             -
Restatement of investments and other transactions
  relating to minority interest.............................            -             -            -             -
Investment by subsidiaries (note 8) ........................            -             -         249.1            -
Comprehensive net income (loss) (note 14G)..................                                                     -
                                                                        -             -      (7,371.3)
-------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002...............................    Ps  3,399.5      31,249.7   (62,850.8)      (5,309.6)
Dividends (Ps0.73 pesos per share) .........................            3.3       3,599.4          -             -
Issuance of common stock (note 14A) ........................            -             3.9          -             -
Share repurchase program (note 14A).........................            0.4         196.8          -             -
Restatement of investments and other transactions
  relating to minority interest.............................            -             -            -             -
Investment by subsidiaries (note 8) ........................            -             -        (341.0)           -
Comprehensive net income (loss) (note 14G)..................            -             -      (2,012.2)           -
                                                                   ------------------------------------------------------
Balances at June 30, 2003....................................   Ps  3,403.2      35,049.8   (65,204.0)      (5,309.6)

-------------------------------------------------------------------------------------------------------------------------

[TABLE CONTINUED]



                                                                                    Total                  Total
                                                                        Retained   majority   Minority   stockholders'
                                                                        earnings   interest   interest     equity
--------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1999...............................    Ps      76,005.1   55,697.9   13,462.5    69,160.4

Dividends (Ps0.57 pesos per share)..........................            (2,438.0)    (222.1)       -        (222.1)
Issuance of common stock (note 14A) ........................                -          52.8        -          52.8
Issuance of appreciation warrants (note 14F)................                -         (63.9)       -         (63.9)
Share repurchase program (note 14A) ........................              (133.7)    (133.8)       -        (133.8)

Restatement of investments and other transactions
  relating to minority interest.............................                -          -      11,177.2    11,177.2
Investment by subsidiaries (note 8) ........................                -      (1,897.4)       -      (1,897.4)

Comprehensive net income (loss) (note 14G)..................            10,614.5    2,341.9      828.1     3,170.0

                                                                   -------------------------------------------------
Balances at December 31, 2000...............................            84,047.9   55,775.4   25,467.8    81,243.2

Dividends (Ps0.66 pesos per share) .........................            (3,115.4)    (179.4)       -        (179.4)
Issuance of common stock (note 14A) ........................                -         112.4        -         112.4
Share repurchase program (note 14A) ........................              (226.9)    (227.1)       -        (227.1)

Restatement of investments and other transactions
  relating to minority interest.............................                -          -      (6,832.7)   (6,832.7)
Investment by subsidiaries (note 8) ........................                -          64.3        -          64.3
Comprehensive net income (loss) (note 14G)..................            12,045.6    7,623.6    1,568.0     9,191.6

                                                                   -------------------------------------------------
Balances at December 31, 2001...............................            92,751.2   63,169.2   20,203.1    83,372.3

Dividends (Ps0.73 pesos per share) .........................            (3,467.8)    (348.3)       -        (348.3)
Issuance of common stock (note 14A) ........................                -          73.8        -          73.8
Share repurchase program (note 14A).........................              (370.1)    (370.4)       -        (370.4)
Restatement of investments and other transactions
  relating to minority interest.............................                -          -      (7,797.9)   (7,797.9)
Investment by subsidiaries (note 8) ........................                -         249.1        -         249.1
Comprehensive net income (loss) (note 14G)..................             5,517.6   (1,853.7)     393.0    (1,460.7)

--------------------------------------------------------------------------------------------------------------------
Balances at December 31, 2002...............................    Ps      94,430.9   60,919.7   12,798.2    73,717.9
Dividends (Ps0.73 pesos per share) .........................            (3,664.4)     (61.7)       -         (61.7)
Issuance of common stock (note 14A) ........................                -           3.9        -           3.9
Share repurchase program (note 14A).........................                -         197.2        -         197.2
Restatement of investments and other transactions
  relating to minority interest.............................                -          -        (748.2)     (748.2)
Investment by subsidiaries (note 8) ........................                -        (341.0)       -        (341.0)
Comprehensive net income (loss) (note 14G)..................             4,103.6    2,091.4      115.8     2,207.2
                                                                   ------------------------------------------------
Balances at June 30, 2003....................................   Ps      94,870.1   62,809.5   12,165.8    74,975.3

--------------------------------------------------------------------------------------------------------------------


                                 See accompanying notes to consolidated financial statements.


                                          CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                Consolidated Statements of Changes in Financial Position
                              (Millions of constant Mexican pesos as of December 31, 2003)

                                                                                                                 (Unaudited)
                                                                         Years Ended December 31,          Six Months Ended June 30,
                                                                   --------------------------------------  -------------------------
                                                                         2000       2001           2002           2002        2003
                                                                   --------------------------------------  -------------------------
 Operating activities
    Majority interest net income                                  Ps  10,614.5     12,045.6       5,517.6         3,586.7   4,103.6
    Charges to operations which did not require resources:
      Depreciation of properties, machinery and equipment.......       3,945.8      5,503.5       5,538.3         2,664.7    2,927.3
      Amortization of deferred charges and credits, net.........       1,248.1      2,604.0       2,577.2         1,160.2    1,111.7
      Impairment of assets.......................................          -            -            95.1            -           -
      Pensions, seniority premium and other
         postretirement benefits.................................        319.4        322.7         210.9            58.4      79.3
      Deferred income tax charged to results.....................        664.9        217.9        (420.9)         (137.5)    179.0
      Equity in income of affiliates.............................       (268.7)      (209.7)       (325.6)         (128.3)   (147.9)
      Minority interest..........................................        828.1      1,568.0         393.0           181.8     115.8
                                                                   --------------------------------------  -------------------------
         Resources provided by operating activities..............     17,352.1     22,052.0      13,585.6         7,386.0   8,368.8

    Changes in working capital, excluding acquisition effects:
      Trade accounts receivable, net.............................        687.6        782.5       2,273.6          (534.4)   (660.5)
      Other accounts receivables and other assets...............         (74.3)    (2,316.2)      1,101.8           (23.9) (1,167.5)
      Inventories................................................        182.6        591.5        (336.0)         (254.4)    (44.5)
      Trade accounts payable.....................................        962.7     (1,124.1)        539.0           816.6     518.3
      Other accounts payable and accrued expenses...............        (626.3)     4,153.1         479.4            39.5  (1,321.1)
                                                                   --------------------------------------  -------------------------
         Net change in working capital..........................       1,132.3      2,086.8       4,057.8            43.4  (2,675.3)
                                                                   --------------------------------------  -------------------------
         Net resources provided by operating activities..........     18,484.4     24,138.8      17,643.4         7,429.4   5,693.5
                                                                   --------------------------------------  -------------------------
 Financing activities
     Proceeds from bank loans (repayments), net..................       8,416.8    (8,787.2)      2,661.0         3,772.6  (4,599.8)
     Notes payable, net, excluding foreign exchange effect
      (note 2D)..................................................       2,851.2     3,947.3        (316.1)         (245.4)  4,232.5
    Investment by subsidiaries...................................     (1,805.7)      (234.2)         (4.6)           69.0     222.9
    Dividends paid...............................................     (2,438.0)    (3,115.4)     (3,467.8)       (3,467.4) (3,664.4)
    Issuance of common stock from reinvestment of dividends......      2,215.9      2,936.0       3,119.5         3,119.5   3,602.7
    Issuance of common stock under stock option programs.........         52.8        112.4          73.8            73.4       3.9
    Issuance (repurchase) of preferred stock by subsidiaries.....     16,072.3     (6,728.2)     (4,282.5)       (4,200.3)     13.1
    Sale (acquisition) of common stock under repurchase program..       (133.8)      (227.1)       (370.4)           -        197.2
    Other financing activities, net..............................     (2,987.3)    (2,211.3)      3,128.7           219.4   3,484.2
                                                                   --------------------------------------  -------------------------
         Resources provided by (used in) financing activities....     22,244.2    (14,307.7)        541.6          (659.2)   3,492.3
                                                                   --------------------------------------  -------------------------
 Investing activities
                                                                .
    Properties, machinery and equipment, net....................      (4,230.3)    (5,223.6)     (4,496.6)       (1,609.9) (1,744.7)
    Acquisition of subsidiaries and affiliates..................      (27,695.4)   (2,056.8)     (2,794.8)           -           -
       Disposal of assets.......................................       1,479.7        748.0         569.1            -           -
    Minority interest...........................................      (5,628.0)      (104.4)     (3,024.1)       (1,907.6)   (761.3)
    Deferred charges.............................................       (354.4)    (4,148.4)     (1,970.2)         (711.4)    336.2
    Other investments and monetary foreign currency effect.......    (4,535.6)     2,062.6      (7,019.5)        (2,023.7) (3,410.5)
                                                                   --------------------------------------  -------------------------
         Resources used in investing activities.................      (40,964.0)   (8,722.6)    (18,736.1)       (6,252.6) (5,580.3)
                                                                   --------------------------------------  -------------------------
         Increase (decrease) in cash and investments                    (235.4)     1,108.5        (551.1)          517.6   3,605.5
         Cash and investments at beginning of year..............        3,508.1     3,272.7        4,381.2        4,381.2    3,830.1
                                                                   --------------------------------------  -------------------------
         Cash and investments at end of year..................... Ps    3,272.7     4,381.2        3,830.1        4,898.8    7,435.6
                                                                   --------------------------------------  -------------------------

                                       See accompanying notes to consolidated financial statements.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS--(Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



1. DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement and ready-mix concrete.

2. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which include the recognition of the effects of inflation on the financial information. The Company's financial statements and their related notes for the interim periods as of and for the six months ended June 30, 2003 and 2002 have not been audited. These statements and notes have been prepared on a basis that is substantially consistent with the accounting principles applied in our financial statements for the year ended December 31, 2002.

For purposes of disclosure, when reference is made to pesos or "Ps", it means Mexican pesos; when reference is made to dollars or U.S.$, it means currency of the United States of America ("United States"). Except when specific references are made to "U.S. dollar millions", "U.S. dollar thousands", "earnings per share" and "number of shares", all amounts included in these notes are stated in millions of constant Mexican pesos as of the balance sheet date.

When reference is made to "CPO" or "CPOs", it means the Company's "Ordinary Participation Certificates". Each CPO represents the participation in two series "A" shares and one series "B" share of the Company's common stock. "ADS" or "ADSs" refer to the Company's "American Depositary Shares", listed on the New York Stock Exchange ("NYSE"). Each ADS represents 5 CPOs.

Certain amounts reported in the notes to the consolidated financial statements as of December 31, 2000 and 2001 have been reclassified to conform to the 2002 presentation.

In 2002 and subsequent periods and partially during 2001, the expenses related to the Company's products distribution were classified as selling expenses in the income statement. Fully during 2000 and partially during 2001, such expenses were recognized as part of cost of sales for an approximate amount of Ps3,974.1 and Ps1,594.5, respectively. This reclassification has no effect in operating income, net income and/or earnings per share for the years ended December 31, 2000 and 2001, if the mentioned expenses had been recognized consistently with the 2002 classification.

B) PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors applied to the financial statements of prior periods were calculated based upon the weighted average inflation and the fluctuation in the exchange rate of each country in which the Company operates relative to the Mexican peso. The weighted average inflation factor used to bring the constant peso amounts as of June 30, 2002 into constant pesos as of June 30, 2003 was 1.0483, while the restatement factor for the same period considering Mexican inflation-only was 1.0453.

                                                                           December 31,                        June 30,
                                                         -----------------------------------------------    -------------
                                                              2000             2001             2002             2003
                                                         -------------    -------------    -------------    -------------
Restatement factor using weighted average inflation......   1.0236          0.9900            1.0916           1.0217
Restatement factor using Mexican inflation...............   1.0903          1.0456            1.0559           1.0114
                                                         -------------    -------------    -------------    -------------

Common stock and additional paid-in capital are restated by Mexican inflation. The weighted average inflation factor is used for all other restatement adjustments to stockholders' equity.

C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include those of CEMEX and the subsidiary companies in which the Company holds a majority interest and/or has control. All significant balances and transactions between related parties have been eliminated in consolidation.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


As of December 31, 2002, the main operating subsidiaries, ordered by holding company, and the percentage of equity interest directly held by their immediate holding company, are as follows:

                                                                     % Equity
             Subsidiary                            Country          Interest
-----------------------------------------    -------------------- -------------
CEMEX Mexico, S.A. de C.V.................1  Mexico                    100.0
  CEMEX Espana, S.A. .....................2  Spain                      99.5
    CEMEX Venezuela, S.A.C.A..............   Venezuela                  75.7
    CEMEX, Inc............................3  United States             100.0
    Cementos del Pacifico, S.A............   Costa Rica                 98.4
    Assiut Cement Company.................4  Egypt                      95.8
    CEMEX Colombia, S.A. .................5  Colombia                   98.2
    Cemento Bayano, S.A. .................   Panama                     99.2
    Cementos Nacionales, S.A..............   Dominican Republic         99.9
    Puerto Rican Cement Company, Inc......   Puerto Rico               100.0
    CEMEX Asia Holdings Ltd...............6  Singapore                  92.3
      Solid Cement Corporation............7  Philippines                94.6
      APO Cement Corporation..............7  Philippines                99.9
      CEMEX Thailand Co. Ltd..............7  Thailand                  100.0
Latin Networks Holdings, B.V..............8  Netherlands               100.0
-------------------------------------------------------------------------------

1. As of December 31, 2002, includes an approximately 0.6% equity interest held by a trust in benefit of the Company (see note 14F). CEMEX Mexico, S.A. de C.V. ("CEMEX Mexico"), an entity created during 1999 as a result of a merger of most of the cement subsidiaries in Mexico, holds 100% of the shares of Empresas Tolteca de Mexico, S.A. de C.V. ("ETM") and Centro Distribuidor de Cemento, S.A. de C.V. ("Cedice"). In January 2001, CEMEX Mexico acquired from the Company a majority interest in Cedice, which indirectly holds the Company's operations in foreign countries. As a result, as of December 31, 2001 and 2002, CEMEX Mexico indirectly holds CEMEX Espana, S.A. and subsidiaries.

2. In June 2002, Compania Valenciana de Cementos Portland, S.A. ("Valenciana") changed its legal name to CEMEX Espana, S.A. ("CEMEX Espana"). CEMEX Espana is a subsidiary of New Sunward Holdings, B.V., a holding company in which the Company holds a 90% equity interest. In addition, the Company's ownership includes a 6.82% equity interest of CEMEX Espana, related to a financial transaction, pursuant to which the Company retains 100% of the economic benefits related to such 6.82% interest (see note 16A).

3. CEMEX, Inc. was created as a result of a merger between Southdown, Inc. and CEMEX USA, Inc. (see note 8A).

4. In October 2001, CEMEX Espana made a capital contribution to Assiut Cement Company in exchange for 79.87% of the common stock of such entity, becoming its indirect parent company.

5. In August 2002, Cementos Diamante, S.A. changed its legal name to CEMEX Colombia, S.A. ("CEMEX Colombia"). The 98.2% equity interest includes the Company's ownership of 99.3% of the total ordinary shares.

6. In July 2002, as a result of a shares exchange transaction (see note 8A), for accounting purposes beginning in July 2002, the Company's equity interest in CEMEX Asia Holdings Ltd. ("CAH") increased to 92.25%.

7. Represents the Company's indirect economic benefits held through CAH. As a result of a shares acquisition in July 2002, the indirect economic benefits of the Company in Rizal Cement Company ("Rizal") increased to 94.58% (see note 8A). On December 23, 2002, Rizal was merged with its subsidiary Solid Cement Corporation ("Solid"), where the surviving corporation was Solid. In July 2002, Saraburi Cement Company Ltd. changed its legal name to CEMEX (Thailand) Co. Ltd.

8. Latin Networks Holdings B.V. is the holding company of entities engaged in the development of the Company's Internet strategy.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June, 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


D) FOREIGN CURRENCY TRANSACTIONS AND TRANSLATION OF FOREIGN CURRENCY FINANCIAL STATEMENTS

Transactions denominated in foreign currencies are recorded at the exchange rates prevalent on the dates of their execution or liquidation. Monetary assets and liabilities denominated in foreign currencies are adjusted into pesos at the exchange rates prevailing at the balance sheet date. The resulting foreign exchange fluctuations are reflected in the results of operations, except for the exchange fluctuations arising from foreign currency indebtedness directly related to the acquisition of foreign entities and the fluctuations associated with related parties balances denominated in foreign currency that are of a long-term investment nature, which are recorded against stockholders' equity, as part of the foreign currency translation adjustment of foreign subsidiaries.

The financial statements of consolidated foreign subsidiaries are restated for inflation in their functional currency based on the subsidiary country's inflation rate and subsequently translated into pesos by using the foreign exchange rate at the end of the corresponding reporting period for balance sheet and income statement accounts. The exchange rate of the peso against the U.S. dollar used by the Company is based on a weighted average of the free market rates available to settle its foreign currency transactions.

E) CASH AND INVESTMENTS (note 3)

Investments include fixed-income securities with original maturities of three months or less, as well as marketable securities readily convertible into cash.

Investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation are included in the income statements as part of the Comprehensive Financing Result.

F) INVENTORIES AND COST OF SALES (note 6)

Inventories are recognized at the lower of replacement cost or market value. Replacement cost is based upon the latest purchase price or production cost. Cost of sales reflects replacement cost of inventories at the time of sale, expressed in constant pesos as of the balance sheet date.

G) INVESTMENTS AND NONCURRENT RECEIVABLES (note 8)

Investments in affiliated companies are accounted for by the equity method, when the Company holds between 10% and 50% of the issuer's capital stock, and does not have effective control. Under the equity method, after acquisition, the investment's original cost is adjusted for the proportional interest of the holding company in the affiliate's equity and earnings, considering the effects of inflation.

In May 2001, an available for sale investment recorded under the caption other investments was sold. As a result, the income statement for the year ended December 31, 2001, presents the reversal of the valuation effects that were accrued in equity (see note 8B).

H) PROPERTIES, MACHINERY AND EQUIPMENT (note 9)

Properties, machinery and equipment are presented at their restated values using the inflation index of the assets' origin country and the variation in the foreign exchange rate between the country of origin currency and the functional currency.

Interest incurred during the construction or installation period of fixed asset, which is part of the Comprehensive Financing Result, is capitalized as part of the carrying value of such assets.

Depreciation of properties, machinery and equipment is provided on the straight-line method over the estimated useful lives of the assets. The useful lives of the assets are as follows:

                                                                   Years
                                                               ---------------
   Administrative buildings..................................        50
   Industrial buildings, machinery and equipment.............     10 to 35
                                                               ---------------

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


I) DEFERRED CHARGES AND AMORTIZATION (note 10)

Deferred charges are adjusted by inflation to reflect constant values. Amortization of deferred charges is determined using the straight-line method based on the restated value of the assets.

The excess of cost over the book value of subsidiaries acquired ("goodwill") is amortized under the present worth or sinking fund method, which is intended to provide a better matching of the goodwill amortization with the revenues generated from the acquired companies. The amortization periods are as follows:

                                                                       Years
                                                                   ------------
    Goodwill from acquisitions in years before 1992..............      40
    Goodwill from acquisitions since January 1, 1992.............      20
                                                                   ------------

Deferred financing costs, associated with the Company's financing operations, are amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, fees paid to attorneys, printers and consultants, as well as commissions paid to banks in the structuring process. Deferred financing costs are adjusted by inflation to reflect constant values.

Likewise, the Company capitalizes the direct costs incurred in the development stage of computer software for internal use. The capitalized amounts are adjusted to reflect constant values and are amortized to the results of operations during the estimated useful life of the software, which is estimated as approximately 4 years.

J) PENSION PLANS, SENIORITY PREMIUM AND OTHER POSTRETIREMENT BENEFITS (note 13)

The costs related to benefits to which employees are entitled by pension plans, seniority premiums and other postretirement benefits, legally or by Company grant, are recognized in the results of operations on the basis of the present value of the benefits determined under actuarial estimations, as services are rendered. The amortization of unrecognized prior service cost, changes in assumptions and adjustments based on experience that have not been recognized, is based on the employee's estimated active service life. Other benefits to which employees may be entitled, principally severance benefits and vacations, are recognized as an expense in the year in which they are paid. In some circumstances, however, provisions have been made for these benefits.

As part of the established pension plans, in some cases, certain irrevocable trust funds have been created to cover future benefit payments under these plans. The actuarial assumptions upon which the Company's employee benefit liabilities are determined consider the use of real rates (nominal rates discounted by inflation).

K) INCOME TAX ("IT"), BUSINESS ASSETS TAX ("BAT"), EMPLOYEES' STATUTORY PROFIT SHARING ("ESPS") AND DEFERRED INCOME TAXES (note 17)

IT, BAT and ESPS expense recognizes the amounts incurred during the period, and the effects of deferred IT and ESPS, in accordance with Bulletin D-4, Accounting treatment of income tax, business assets tax and employees' profit sharing ("Bulletin D-4"), effective January 1, 2000. Bulletin D-4 requires the determination of deferred IT by applying the enacted statutory income tax rate to the total temporary differences resulting from comparing the book and taxable values of the assets and liabilities, considering when available, and subject to a recoverability analysis, tax loss carryforwards as well as other recoverable taxes and tax credits. Bulletin D-4 also requires a determination of the effect of deferred ESPS for those temporary differences, which are of non-recurring nature, arising from the reconciliation of the net income of the period and the taxable income of the period for ESPS.

The cumulative initial deferred IT effects, arising from the adoption of the Bulletin, were recognized on January 1, 2000 against stockholders' equity as the "Cumulative initial deferred income tax effects". The effect of a statutory tax rate change is recognized in the income statement of the period in which the change occurs and is officially declared.

Consolidated balances of assets and liabilities and their corresponding taxable amounts substantially differ from those of the Parent Company. The difference between the Parent Company's accumulated initial effect of deferred income taxes and the corresponding consolidated initial effects, which represents the sum of the initial effects determined in each subsidiary, is presented in the consolidated balance sheets under the caption "Deficit in equity restatement". For disclosure purposes, the consolidated cumulative initial deferred income tax effects are presented in the statements of changes in stockholders' equity.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


L) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the inflation rate of each country in which the Company has operations to the net monetary position in that country (difference between monetary assets and liabilities).

M) DEFICIT IN EQUITY RESTATEMENT (note 14)

The deficit in equity restatement includes: i) the accumulated effect from holding non-monetary assets; ii) the foreign currency translation effects from foreign subsidiaries' financial statements, considering the exchange fluctuations arising from foreign currency indebtedness directly related with the acquisition of foreign subsidiaries, and the related parties foreign currency balances that are of a long-term investment nature (see notes 2D and 14D) ; and iii) valuation and liquidation effects of certain derivative financial instruments that qualify as hedge instruments, which are recorded temporarily or permanently in stockholders' equity (see note 2N).

N) DERIVATIVE FINANCIAL INSTRUMENTS (notes 11, 12 and 16)

In compliance with the controls and procedures established by the units associated with the financial risk management, the Company uses derivative financial instruments such as interest rate and currency swaps, currency and stock forward contracts, options and futures, in order to reduce risks associated with changes in interest rates and foreign exchange rates of debt agreements and as a vehicle to reduce financing costs (see notes 12A and B), as well as hedges of: (i) forecasted transactions to purchase fuels and electric power, (ii) the Company's net assets in foreign subsidiaries, (iii) the future exercise of options under the Company's stock option programs, and (iv) as an alternative source of financing (see note 16). These instruments have been negotiated with institutions and corporations with significant financial capacity; therefore, the Company considers that the risk of non-compliance with the obligations agreed to by such counterparties to be minimal. Some of these instruments have been designated as hedges of raw materials costs as well as debt or equity instruments.

Effective January 1, 2001, the Company adopted Bulletin C-2 Financial Instruments ("Bulletin C-2"), which requires the recognition of all derivative financial instruments as assets and/or liabilities at their estimated fair value, and the recognition of changes in such values in the income statement for the period in which they occurred. The exceptions to the rule, as they refer to the Company, are the following:

a) Beginning in 2002, changes in the estimated fair value of interest rate derivative instruments, designated as accounting hedges of contractual cash flows associated with debt reported on the balance sheet, as well as those instruments negotiated to hedge the interest rate at which certain forecasted or existing indebtedness is expected to be contracted or renegotiated, are recognized in stockholders' equity (see note 14G) and are reclassified to the income statement as the financial expense of the hedged financing items is accrued. For the year ended December 31, 2001, the effects of hedge-like instruments were recognized according to the following paragraph. See notes 11 and 12.

b) In 2002 and 2001, derivative instruments negotiated to exchange fixed for floating interest rates were accounted using the same valuation criteria applied to the hedged liabilities; therefore, the derivative instruments' effects were recognized in the income statement, net of the interest expense generated by the hedged liabilities, based on their accrued amounts.

c) The estimated fair value, and changes in such value, of the foreign currency forwards designated as hedges of the Company's net investments in foreign subsidiaries are recorded in the balance sheet as assets or liabilities against stockholders' equity, as part of the foreign currency translation result (see notes 2D and 14D). The accumulated effect in stockholder's equity will be reversed through the income statement upon disposition of the foreign investment.

  d) The results derived from equity forward contracts on the Company's own shares, as well as by other equity derivative instruments, such as the appreciation warrants, are recognized in stockholders' equity upon settlement. Beginning in 2001, changes in the estimated fair value of those equity forward contracts that cover the executive stock option programs are recorded through the income statement, in addition to the costs related to such programs. See notes 15 and 16.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


As of December 31, 2001 and 2002, for balance sheet presentation purposes, the portion of the assets or liabilities resulting from the recognition of the estimated fair value of the derivative instruments of interest rates and currency (Cross Currency Swaps) negotiated to change the profile of interest rate and currency of existing financing debt, required to present the indebtedness as if it had been originally negotiated in the exchanged interest rates and currencies, is reclassified as part of the carrying amount of the underlying debt instruments, thereby reflecting the cash flows expected to be received or paid upon liquidation of such instruments. The non-reclassified portion, resulting from the difference between the forward exchange rates implicit in the contracts and those in effect as of the balance sheet date, is recognized as other assets or other liabilities, both short and long term, depending on the maturity of the contracts.

Until December 31, 2000, the results of the derivative financial instruments described above were recorded in the income statement at the moment cash flows were incurred or at settlement, except for foreign currency forwards designated as accounting hedges of the net investment in foreign subsidiaries and the equity forward contracts on the Company's own shares that were treated equally as of December 31, 2001 and 2002.

The estimated fair value represents the amount at which a financial asset could be bought or sold, or a financial liability could be extinguished, between willing parties in an arm's length transaction. Occasionally, there is a reference market that provides the estimated fair value; in the absence of a market such value is determined using valuation techniques such as the net present value of projected cash flows or through mathematical valuation models. The estimated fair values of derivative instruments, used by the Company for recognition and disclosure purposes in the financial statements and their notes, are supported by the confirmations of these values received from the financial counterparties.

Premiums paid or received on hedge derivative instruments are deferred and amortized over the life of the underlying hedged instrument or immediately when they are settled; in other cases, premiums are recorded in the income statement at the moment in which they are received or paid.

O) REVENUE RECOGNITION

Revenue is recorded upon shipment of cement and ready-mix concrete to customers. Income from activities other than the Company's main line of business is recognized when the revenue has been realized and there is no condition or uncertainty implying a reversal thereof.

P) CONTINGENCIES AND COMMITMENTS

Obligations or material losses, related to contingencies and commitments, are recognized when present obligations exist, as a result of past events, it is probable that the effects will materialize and there are reasonable elements for quantification. If there are no reasonable elements for quantification, a qualitative disclosure is included in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

Q) COMPREHENSIVE NET INCOME (note 14G)

Beginning in 2001, Bulletin B-4 Comprehensive Net Income ("Bulletin B-4"), requires the comprehensive net income presentation as a single item in the Statement of Changes in Stockholders' Equity. Comprehensive net income represents the change in stockholders' equity during a period for transactions and other events not representing contributions, reductions or distributions of capital.

R) USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the financial statements date and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

S) CONCENTRATION OF CREDIT RISK

The Company sells its products primarily to distributors in the construction industry, with no specific geographic concentration within the countries in which the Company operates. No single customer accounted for a significant amount of the Company's sales in 2000, 2001 and 2002, and there were no significant accounts receivable from a single customer for the same periods. In addition, there is no significant concentration of a specific supplier relating to the purchase of raw materials.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


T) OTHER INCOME AND EXPENSE

Other income and expense consists primarily of goodwill amortization, anti-dumping duties, results from the sales of fixed assets, impairment charges of long-lived assets, results from the early extinguishment of debt and, in 2001, the costs related to the restructuring of the executive stock option programs (see note 15).

U) IMPAIRMENT OF LONG LIVED ASSETS

The Company periodically evaluates the physical state and performance of its machinery and equipment, and analyzes the impact that its sales and production forecasts may have over the expected future cash flows, in order to determine if there are elements indicating that the restated book values of these assets need to be adjusted for impairment. The provision for impairment is recorded in the income statement during the period when its determined. The adjustment is determined by the excess of the carrying amount of the assets or group of assets over the net present value of estimated cash flows expected to be generated by such assets.

Likewise, the Company continually evaluates the balances of goodwill and other investments to establish if factors such as the occurrence of significant adverse events, changes in the environment in which the business operates and expectations of operating results for each business unit or affiliated entities, provide, in the judgment of the Company, elements indicating that the book value of goodwill or the investments may not be recovered, in which case an impairment loss is recorded in the period when such determination is made, resulting from the excess of the carrying amount of goodwill or the investments over net present value of estimated cash flows. For the year ended December 31, 2002, the Company recognized in the income statement within other expenses, net, an impairment loss of U.S.$9.0 million (Ps94.1) from goodwill related to the business unit engaged in the software development projects.

3. CASH AND INVESTMENTS

Consolidated cash and investments consists of:

                                                                                      (Unaudited)
                                                        December 31,                   June 30,
                                              ---------------------------------      --------------
                                                  2001               2002                2003
                                              ---------------    --------------      --------------
 Cash and bank accounts...................  Ps     2,869.1            1,798.3            6,033.1
 Fixed-income securities..................         1,488.6            2,030.9            1,238.9
 Investment in marketable securities......            23.5                0.9              163.6
                                              ---------------    --------------      --------------
                                            Ps     4,381.2            3,830.1            7,435.6
                                              ===============    ==============      ==============

4. TRADE ACCOUNTS RECEIVABLE

The Company evaluates each of its customers' credit and risk profiles in order to establish the required allowance for doubtful accounts. Trade accounts receivable as of December 31, 2001, 2002 and June 30, 2003 (unaudited) include allowances for doubtful accounts of Ps513.9, Ps488.9 and Ps538.6, respectively.

The Company has established sales of trade accounts receivable programs with financial institutions ("securitization programs"). These programs were negotiated in Mexico during 2002, in the United States during 2001 and in Spain in 2000. Through the securitization programs, the Company effectively surrenders control, risks and the benefits associated to the accounts receivable sold; therefore, the amount of receivables sold is recorded as a sale of financial assets and the balances are removed from the balance sheet at the moment of sale, except for the amounts that the counterparties have not paid, which are reclassified to other accounts receivable (see note 5). The balances of receivables sold pursuant the securitization programs as of December 31, 2001, 2002 and June 30, 2003 were Ps3,057.9 (U.S.$292.3 million),
Ps5,155.4 (U.S.$492.9 million) and Ps6,368.7 (U.S.$608.9 million), respectively. The accounts receivable qualifying for sale do not include amounts over certain days past due or concentrations over certain limit to any one customer, according to the terms of the programs. Expenses incurred under these programs, originated by the discount granted to the acquirers of the accounts receivable, are recognized in the income statements and were approximately Ps84.9 (U.S.$8.1 million) in 2001 and Ps110.9 (U.S.$10.6 million) in 2002.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


5. OTHER ACCOUNTS RECEIVABLE AND OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Other accounts receivable consist of:

                                                                                                         (Unaudited)
                                                                            December 31,                  June 30,
                                                                  ----------------------------------    --------------
                                                                        2001                2002              2003
                                                                  --------------     ---------------    --------------
Non-trade receivables.......................................... Ps     1,461.4             1,146.8         1,080.1
Prepayments and valuation of derivative financial instruments..        1,685.3             1,333.6         2,264.6
Interest and notes receivable..................................          355.9               917.8           961.0
Advances for travel expenses and loans to employees............          438.1               387.2           335.2
Refundable income tax..........................................        1,014.4              -                  -
Other refundable taxes.........................................          159.7               499.8           582.2
                                                                  --------------     ---------------    --------------
                                                                Ps     5,114.8             4,285.2         5,223.2
                                                                  ==============     ===============    ==============

As of December 31, 2001 and 2002, non-trade receivables primarily consist of accounts receivable from the sale of fixed assets. Included in prepayments and valuation of derivative financial instruments as of December 31, 2001, 2002 and June 30, 2003 (unaudited), are advanced payments toward the final price of forward contracts and that will be settled at maturity of approximately Ps1,552.5, Ps1,010.7 and Ps1,064.2 (see note 16A), respectively. Included in interest and notes receivables are amounts collectible to financial institutions, arising from the securitization programs (see note 4) for approximately Ps183.4 (U.S.$17.5 million), Ps891.2 (U.S.$85.2 million) and Ps1,031.1 (U.S.$98.6 million), as of December 31, 2001, 2002 and June 30, 2003
(unaudited), respectively. Additionally, other refundable taxes as of December 31, 2002 include Ps279.8 corresponding to a final resolution related to a business assets tax lawsuit.

Other accounts payable and accrued expenses consist of:

                                                                                                        (Unaudited)
                                                                           December 31,                  June 30,
                                                                 ---------------------------------    ----------------
                                                                     2001               2002               2003
                                                                 --------------    ---------------     --------------
Other accounts payable and accrued expenses.................  Ps      3,548.9            3,046.3            3,207.4
Interest payable............................................          1,088.5            1,013.7              855.6
Tax payable.................................................          2,110.7            1,182.9            2,091.4
Dividends payable...........................................             57.3               61.5               72.5
Provisions..................................................          1,826.3            2,420.1            2,428.1
Advances from customers.....................................            597.0              719.7              866.1
Prepayments and valuation of derivative financial instruments           576.7            3,779.0            1,381.0
                                                                 --------------    ---------------     --------------
                                                              Ps      9,805.4           12,223.2           10,902.1
                                                                 ==============    ===============     ==============

6. INVENTORIES

Inventories are summarized as follows:

                                                                                                        (Unaudited)
                                                                           December 31,                   June 30,
                                                                  --------------------------------     ---------------
                                                                      2001               2002               2003
                                                                  --------------     -------------     ---------------
Finished goods.................................................Ps      1,988.1           1,483.5             1,518.7
Work-in-process................................................          813.4           1,591.8             1,788.1
Raw materials..................................................          693.1             637.4               555.7
Supplies and spare parts.......................................        2,954.1           3,218.8             2,952.1
Advances to suppliers..........................................          341.0             349.2               379.0
Inventory in transit...........................................          173.7             214.5               346.1
                                                                  --------------     -------------     ---------------
                                                               Ps      6,963.4           7,495.2             7,539.7
                                                                  ==============     =============     ===============

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



7. OTHER CURRENT ASSETS

Other current assets consist of:

                                                                                                        (Unaudited)
                                                                           December 31,                   June 30,
                                                                  --------------------------------    ----------------
                                                                      2001               2002              2003
                                                                  --------------     -------------    ----------------
Advanced payments..............................................Ps        645.6             476.8               706.4
Non-cement related assets......................................          354.8             370.1               363.6
                                                                  --------------     -------------    ----------------
                                                               Ps      1,000.4             846.9             1,070.0
                                                                  ==============     =============     ===============

The non-cement related assets are stated at their estimated realizable value and mainly consist of (i) non-cement related assets acquired in business combinations, (ii) various assets held for sale received from customers as payment of trade receivables, and (iii) real estate held for sale.

During 2000, the Company recognized in other expenses net, an approximate loss of Ps28.2 from the sale of real estate in Puerto Vallarta, Mexico.

8. INVESTMENTS AND NONCURRENT RECEIVABLES

A) INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in affiliated companies accounted for by the equity method are summarized as follows:

                                                                            December 31,                (Unaudited)
                                                                                                           June 30,
                                                                 ----------------------------------    ---------------
                                                                       2001               2002               2003
                                                                 ---------------    ---------------    ---------------
Book value at acquisition date................................ Ps      2,983.2            3,324.7            3,453.5
Equity in income and other changes in stockholders' equity of
  subsidiaries and affiliated companies.......................         2,302.0            2,611.2            2,771.3
                                                                 ---------------    ---------------    ---------------
                                                               Ps      5,285.2            5,935.9            6,224.8
                                                                 ===============    ===============    ===============

Investments held by subsidiaries in the Company's shares, amounting to Ps7,543.8 (146,868,013 CPOs and 1,791,695 appreciation warrants) and Ps6,659.0
(144,870,296 CPOs and 1,793,725 appreciation warrants) as of December 31, 2001 and 2002, respectively, and Ps6,858.6 (144,870,296 CPOs and 30,709,083 appreciation warrants) as of June 30, 2003 (unaudited), are offset against majority interest stockholders' equity in the accompanying financial statements.

The Company's principal acquisitions and divestitures during 2000, 2001 and 2002, are the following:

I. On July 30, 2002, through a public tender offer and subsequent merger, a subsidiary of the Company acquired 100% of the outstanding shares of Puerto Rican Cement Company, Inc. ("PRCC"), a Puerto Rican cement producer, for approximately U.S.$180.2 million (U.S.$35 per share). The consolidated financial statements include the balance sheet of PRCC and the results of operations as of and for the five-month period ended December 31, 2002.

II. On July 12, 2002, a subsidiary of CEMEX acquired 1,508,794 common shares (approximately 15.1%) of CEMEX Asia Holdings Ltd. ("CAH"). Of this total, 25,429 shares were acquired for cash of approximately U.S.$2.3 million, while the remaining 1,483,365 shares were acquired through a forward contract requiring delivery of 28,195,213 CEMEX CPOs in four equal quarterly transactions beginning on March 31, 2003. In April 2003, CEMEX and its counterparties on the forward contracts amended the terms of the July 12, 2002 agreements with respect to 1,398,602 CAH shares, which will be purchased in four equal quarterly tranches commencing on March 31, 2004 instead of 2003, while 84,763 CAH shares will be purchased during 2003 under the original contracts. As of June 30, 2003 (unaudited), 42,381 CAH shares have been purchased in exchange for 829,788 CEMEX CPOs for approximately U.S.$3.4 million.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


    For accounting purposes, the CAH shares to be received under the forward are considered as owned by the Company and are consolidated effective July 12, 2002, generating an account payable for approximately U.S.$140 million, the price of 28,195,213 CPOs on the date of the exchange agreements, which has decreased as of June 30, 2003 (unaudited) to approximately U.S.$136.6 million as a result of the purchases made in 2003. The consolidation of the CAH shares was deemed appropiate since the exchange price was fixed, the physical delivery is a firm commitment and the CAH shareholders relinquished their risks of ownership of the CAH shares. As a result of these transactions, including the forward exchange, the indirect equity interest of the Company in CAH increased to 92.25%. Before these transactions, the indirect equity interest of CEMEX in CAH was 77.4%. CAH is a subsidiary created in 1999 by CEMEX and institutional investors in Asia to jointly invest in the region.

    During 2000, the CAH investors and CEMEX contributed capital of approximately U.S.$73 million and U.S.$251 million, respectively, in order for CAH to acquire from a subsidiary of the Company its 25.5% equity interest in PT Semen Gresik, Tbk. ("Gresik"), an Indonesian cement company, as well as other cement assets in Asia. In 1999, the minority investors contributed capital to CAH of approximately U.S.$142.9 million, and the Company, through its subsidiaries, contributed to CAH the economic benefit interest it held in its Philippines subsidiaries, Solid (formerly Rizal) and APO Cement Corporation ("APO"), amounting 70.0% and 99.9%, respectively. As a result, as of December 31, 2001 and 2000, the indirect participation of the Company in Solid and APO decreased to 54.2% and 77.3%, respectively.

III.In July 2002, a Company's subsidiary acquired the 30% remaining economic interest of Solid from third parties for approximately U.S.$95 million. As a result of this acquisition and the increase in CAH's equity interest previously detailed, as of December 31, 2002, the approximate indirect economic interest of CEMEX in Solid is 94.58%. Prior to this acquisition, the Company had a 70% economic interest in Solid through CAH.

IV. During 2001 and 2002, CEMEX, Inc., a subsidiary of the Company in the United States, sold aggregate quarries and other equipment for approximately U.S.$42 million and U.S.$49 million, respectively. In March 2001, CEMEX, Inc. was formed as a result of the merger of Southdown, Inc. ("Southdown") and CEMEX USA, Inc. In November 2000, through a public tender offer and subsequent merger, a subsidiary of the Company acquired 100% of Southdown's outstanding shares at a price of U.S.$73 per share. The total amount paid for the shares was approximately U.S.$2,628.3 million (Ps27,492.0). For the year ended December 31, 2000, the consolidated income statements included Southdown's results of operations for the two-month period ended December 31, 2000.

V. In May 2001, CAH acquired a 100% economic interest in CEMEX (Thailand) Co. Ltd. ("CEMEX Thailand") (formerly Saraburi Cement Company Ltd.), a Thai cement producer, for approximately U.S.$73 million, of which U.S.$13.7 million was contributed by the CAH minority investors. At December 31, 2001, the consolidated financial statements include CEMEX Thailand's balance sheet and the results of operations for the eight-month period.

VI. In addition, during 2001, the Company acquired majority interests in companies in diverse locations, for an approximate amount of U.S.$141.5 million, including real estate entities whose principal assets are land and buildings. The consolidated financial statements as of December 31, 2001, include the balance sheets of the acquired companies at the same date and the operating results of such companies for the periods from the acquisition date to year-end.

VII.In January 2001, the Company increased to 95.8% its equity interest in Assiut Cement, Co. ("Assiut"), its subsidiary in Egypt. Previously, in November and June 2000, a 2.9% equity interest was acquired from Assiut's employees and a 13% interest from the Egyptian government, respectively, for an aggregate of U.S.$66.8 million, increasing the Company's equity interest to 92.9%. In November 1999, the Company acquired from the Egyptian government 77% of Assiut's outstanding stock for approximately U.S.$318.8 million.

VIII. In June 2000, the Company sold to Marriott International, for U.S.$113 million, properties in the tourism industry, including its 100% equity interest in the Marriott Casa Magna hotels in Cancun and Puerto Vallarta, resulting a net loss of approximately Ps70.2, which was recorded in other expenses, net. In the year ended December 31, 2000, the consolidated income statements of the Company include the hotels' operating results for the five-month period ended May 31, 2000.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Certain condensed financial information of the companies acquired during 2001 and 2002, and that was consolidated in the Company's financial statements in the year of acquisition, is presented below:

                                                               2001                                  2002
                                               -----------------------------------    ----------------------------------
                                                   Saraburi             Others              PRCC              Others
                                               ----------------    ---------------    ---------------     --------------
Total assets..............................  Ps       360.8             2,387.8             3,864.7               221.1
Total liabilities.........................           133.9               952.4             3,571.4                26.1
Stockholders' equity......................           226.9             1,435.4               293.3               195.0
                                               ----------------    ---------------    ---------------     --------------
Sales.....................................  Ps       144.4               290.2               655.1                 2.2
Operating income (loss)...................            24.5                (8.4)               25.7                (5.8)
Net income (loss).........................           (10.0)              130.5                25.6               (71.8)
                                               ----------------    ---------------    ---------------     --------------

As of December 31, 2001 and 2002, the information of the main affiliated companies, and the restated investment recognized in the consolidated balance sheet are as follows:

                                                                                 Equity
                                                   Activity        Country      interest %      2001             2002
                                                   ----------     ----------    -----------    -----------     ----------
PT Semen Gresik, Tbk..............................  Cement        Indonesia       25.5     Ps   2,109.0        2,467.8
Control Administrativo Mexicano, S.A. de C.V.....   Cement         Mexico         49.0          1,450.8        1,676.0
Trinidad Cement Limited...........................  Cement        Trinidad        20.0            318.7          314.6
Cementos Bio Bio, S.A.............................  Cement          Chile         11.9            263.2          307.0
Cancem, S.A. de C.V...............................  Cement         Mexico         10.0            145.0          161.7
Lehigh White Cement Company.......................  Cement          U.S.          24.5            128.5          131.2
Societe des Ciments Antillais.....................  Cement        Antilles        26.1             88.8          110.9
Caribbean Cement Company Limited..................  Cement         Jamaica         5.0             69.8           72.4
Others............................................     -              -             -             711.4          694.3
                                                                                              -----------     ----------
                                                                                           Ps   5,285.2       5,935.9
                                                                                              -----------     ----------

As of June 30, 2003, PT Semen Gresik, Tbk ("Gresik"), an Indonesian cement company in which CEMEX holds a 25.5% equity interest, has filed in the courts of Indonesia, several lawsuits pertaining to the procedures adopted by the former management of its subsidiary PT Semen Padang ("Padang"). The premise of the lawsuits is that Padang, through different actions, has obstructed the ownership rights of Gresik, including the failure to recognize the new management of Padang, appointed by Gresik in the last stockholders' meeting, as well as the compliance to provide timely and accurate financial information for consolidation purposes. New management was able to assume its functions in September 2003. As a result, CEMEX expects an improvement in the availability of financial information. However, the legal matters are still pending and the final outcome cannot be predicted. For the reasons described above, as of this reporting date, CEMEX considers that, given the uncertainty related to the success or failure that the legal actions undertaken by Gresik's management to regain control of Padang operations, there is no reasonable basis to determine if the Company's investment in Gresik is impaired and if so by what amount. CEMEX has accounted for its investment in Gresik and its subsidiaries under the equity method of accounting utilizing the financial information that was available at date. As of June 30, 2003 (unaudited), the Company's investment in Gresik amounts to Ps2,658.2.

B) NONCURRENT ACCOUNTS RECEIVABLE

As of December 31, 2001, 2002 and June 30, 2003 (unaudited), noncurrent accounts receivable include approximately U.S.$105.3 million (Ps1,101.4), U.S.$71.4 million (Ps746.8) and U.S.$71.2 million (Ps745), respectively, representing the estimated fair value gains of the Company's long-term derivative financial instruments (see notes 12B and 16).

In May 2001, CEMEX sold to Citigroup, in accordance with the terms and conditions of a public tender offer launched in Mexico, its Banacci shares that were held in its long-term investments portfolio. The sale amount was approximately U.S.$162.4 million (Ps1,698.7) and generated a gain of approximately U.S.$131 million (Ps1,370.3) recognized in the Comprehensive Financing Result at December 31, 2001. Of this gain, approximately Ps811.3 corresponds to the reversal of unrealized valuation gains previously recorded in stockholders' equity.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


9. PROPERTIES, MACHINERY AND EQUIPMENT

As of December 31, 2001 and 2002, the Company had assets in Mexico and Colombia that were adjusted for impairment during 1999. The assets subject to impairment are valued at their estimated realizable value, net of the expenses estimated for their disposal, and their depreciation has been suspended. As of December 31, 2002, the remaining book value of these assets is approximately Ps318.8, and it is the Company's intention to dispose of those that were completely closed. The impact of having suspended depreciation of these assets on 2000, 2001 and 2002 results was approximately Ps37.6, Ps39.0 and Ps37.7, respectively.

10. DEFERRED CHARGES

Deferred charges are summarized as follows:

                                                                                                          (Unaudited)
                                                                           December 31,                     June 30,
                                                              --------------------------------------    ----------------
                                                                   2001                   2002              2003
                                                              ---------------       ----------------    ----------------
Goodwill.................................................. Ps   42,304.1               44,516.4            44,317.7
Cost of internally developed software.....................       1,486.9                2,508.0             1,404.3
Prepaid pension costs (note 13)...........................         739.2                  394.3               394.3
Additional minimum liability (note 13)....................         356.8                  613.0               613.0
Deferred financing costs..................................         737.9                1,062.4               554.9
Deferred income taxes.....................................       1,550.7                2,378.8             4,436.6
Others....................................................       4,834.8                4,875.7             3,418.8
Accumulated amortization..................................      (8,444.7)             (10,646.6)           (8,827.8)
                                                              ---------------       ----------------    ----------------
                                                           Ps    43,565.7                5,702.0           46,311.9
                                                              ---------------       ----------------    ----------------

11. SHORT-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2001 and 2002, consolidated short-term debt by type of financing and currency, as well as the weighted-average interest rates, which include the effects of derivative financial instruments negotiated to exchange interest rates as well as interest rates and currencies (see note 12), are summarized as follows:


                                                                               2001                 2002
                                                                         ----------------     ----------------
 Current maturities of Euro medium-term notes ...................     Ps      2,761.3              4,857.2
 Revolving lines of credit.......................................             2,045.4              4,572.3
 Commercial paper programs.......................................             1,840.9              3,175.2
 Current maturities of other notes payable.......................             1,357.8                105.1
 Syndicated loans................................................               870.4                719.1
 Other loans and notes payable...................................             1,633.1              1,347.7
                                                                         ----------------     ----------------
                                                                      Ps     10,508.9             14,776.6
                                                                         ----------------     ----------------



                                2001          Weighted average         2002          Weighted average      (unaudited)
                                               interest rate                          interest rate       June 30, 2003
                          ---------------    -----------------    --------------    -----------------    ----------------
Dollar.................Ps.     9,123.4                 4.56%           6,729.5                3.10%          12,563.3
Japanese Yen..............         -                     -             6,416.2                3.15%           6,219.9
Euros.....................       899.5                 4.07%             606.4                3.66%           1,885.3
Mexican pesos.............           -                   -               689.6                8.79%             134.8
Egyptian pounds...........       362.4                11.42%             326.4               11.01%              89.7
Other currencies..........       123.6                12.99%               8.5                8.72%              18.7
                           ---------------                         --------------                         ----------------
                       Ps     10,508.9                                14,776.6                               20,911.7
                           ===============                         ==============                         ================

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


As of December 31, 2001, 2002 and June 30, 2003 (unaudited), in order to: i) hedge contractual cash flows of certain financial debt with floating rates or, exchange floating for fixed interest rates of a portion of debt, and ii) reduce the financial cost of a portion of financial debt originally contracted in dollars or pesos, the Company has contracted derivative financial instruments related to short-term debt, which are listed below:

As of December 31, 2001, related to short-term debt, there were interest rate swaps to exchange fixed for floating interest rates, with a notional amount of U.S.$300 million and an estimated fair value gain of U.S.$0.2 million (Ps2.1), which was not recognized in the balance sheet or in the income statement pursuant to its hedging characteristics (see note 2N). These instruments were settled during 2002, realizing an approximate loss of U.S.$0.3 million (Ps3.1), recognized as part of the Comprehensive Financing Result. Likewise, as of December 31, 2002, the Company held interest rate swaps to exchange floating for fixed interest rates, negotiated and designated as accounting hedges of contractual cash flows (interest payments) of the related debt, with a notional amount of U.S.$306 million and an estimated fair value loss of U.S.$24.4 million (Ps255.2), recognized in other short-term accounts payable against stockholders' equity. This amount will be reversed through the income statement as the financial expense of the related financing debt is accrued. Periodic cash flows generated by interest rate swaps are recorded in financial expense as an adjustment to the effective interest rate of the related debt. As of December 31, 2001 and 2002, outstanding interest rate swaps covered approximately 34% and 48%, respectively, of the short-term debt denominated in dollars.

During the first six months of 2003, the interest rate swaps held as of December 31, 2002 for a notional amount of U.S.$306 million, related to short-term debt and negotiated to exchange floating for fixed interest rates, were reassigned to long-term facilities pursuant to the corresponding extension in the maturities of the underlying debt agreements.

As of December 31, 2002, there are Cross Currency Swaps ("CCS"), through which the Company exchanges the originally contracted interest rates and currencies on certain notional amounts of short-term debt, and are described below:

                                                        Currencies                   Interest rates
                                                ------------------------- -----------------------------------
                                                                                                   Effective   Estimated
     (Amounts in millions)                        Notional  Amount in new    CEMEX       CEMEX      interest   fair
          Related debt           Maturity dates    amount      currency    receives*      Pays        rate     value
------------------------------- --------------- ----------- ------------- ----------- ----------- ----------- ----------
Mexican peso to dollar
Short-term notes................Jan 03 - Jun 03     Ps1,500    U.S.$145    TIIE+5bps   L +29bps      2.25%    U.S.$(9.6)

Dollar to Yen
Short-term notes................Jun 03 - Jun 05    U.S.$180   Yen 20,459  L + 183bps     3.16%       3.16%         6.1
                                                                                                              ----------
                                                                                                              U.S.$(3.5)
                                                                                                              ----------


* TIIE refers to Interbank Offering Rate in Mexico. LIBOR ("L") represents the London Interbank Offering Rate. Basis points ("bps") are decimals of interest rate, i.e., 1% = 100 basis points.

The periodic cash flows of CCS, arising from the exchange of interest rates as determined over the notional amounts in the new currencies, are recorded in financial expense as part of the effective interest rate of the related debt. The CCS have not been designated as accounting hedges; therefore, the Company recognizes the estimated fair value of the CCS as either assets or liabilities in the balance sheet and the changes in fair value through the income statement. Likewise, all financial assets and liabilities with the same maturity and that are intended to be settled simultaneously, have been offset for presentation purposes, in order to reflect the cash flows that the Company expects to receive or pay upon settlement of these financial instruments.

In respect to the estimated fair value of the short-term CCS as of December 31, 2002, a net liability of U.S.$3.5 million (Ps36.6) was recognized, of which a loss of approximately U.S.$2.9 million (Ps30.3), directly related to variations in exchange rates between the inception of the CCS and the balance sheet date, was offset for presentation purposes as part of the carrying amount of the underlying debt, and income of U.S.$0.5 million (Ps5.2), identified with the periodic cash flows for the interest rate swaps, was recognized as an adjustment of the related financing interest payable. The remaining liability of U.S.$1.1 million (Ps11.5) is presented in the consolidated balance sheet, decreasing other short-term receivables.

As of June 30, 2003 (unaudited), the notional amount of short-term CCS was approximately U.S.$513.4 million (Ps5,370.2), with an estimated fair value gain (net asset) of approximately U.S.$59.5 million (Ps622.4), of which approximately U.S.$19.8 million (Ps207.1) is a prepayment made to yen obligations under the CCS and is presented decreasing the carrying amount of the related debt.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


In addition, as of December 31, 2001 and 2002, there are call option contracts negotiated with financial institutions to exchange floating for fixed interest rates (swaptions) for a notional amount of U.S.$1,506 million and U.S.$1,000 million, respectively. For the sale of these options, the Company received premiums of approximately U.S.$12.2 million (Ps127.6) in 2001 and U.S.$57.6 million (Ps602.5) in 2002. These options had varying maturities until March 2003, and grant the counterparties the option to elect, at maturity of the options and on market conditions, to receive from CEMEX fixed rates and pay to CEMEX variable rates for a five-year period or request net settlement in cash. As of December 31, 2001 and 2002, premiums received, as well as the changes in the estimated fair value of these contracts, which represented losses of approximately U.S.$30.1 million (Ps314.8) and U.S.$110.9 million (Ps1,160.0), respectively, were recognized in the Comprehensive Financing Result. During 2001 and 2002, the call options that expired resulted in losses of approximately U.S.$3.4 million (Ps35.6) and U.S.$92.3 million (Ps965.5), respectively, which were recognized in the Comprehensive Financing Result.

During the first six months of 2003 (unaudited), at maturity of several swaption contracts for a notional amount of U.S.$800 million, the Company's counterparties elected to physically exercise their options pursuant to which, the Company entered with such counterparties into interest rate swaps, whereas CEMEX will pay fixed rates and received variable rates for a five-year period. The new interest rate swaps have been designated as cash flow hedges of related long-term debt negotiated with variable rates. There were no gains or losses in addition to the periodic fair value recognition arising from the physical settlement. In addition, during the first six months of 2003, the Company sold for approximately U.S.$25.0 million (Ps261.5) swaption contracts for a notional amount of U.S.$400 million. The new options mature on various dates through March 2011 and grant the counterparties the option to elect, at maturity of the options and on market conditions, to receive from CEMEX fixed rates and pay to CEMEX variable rates or request net settlement in cash. As of June 30, 2003, there were swaption contracts for a notional amount of U.S.$600 million with a fair value loss of approximately U.S.$72.2 million (Ps755.2 million). Currently, the Company cannot predict if market conditions prevailing at maturity of these options would cause the counterparties to exercise them or to elect for a cash settlement.


12. LONG-TERM BANK LOANS AND NOTES PAYABLE

As of December 31, 2001 and 2002, the consolidated long-term debt and interest rates, including the effects of derivative financial instruments negotiated to exchange interest rates as well as interest rates and currencies, is summarized as follows (note 12A and B):

                                                                                                    Determination of
                                                                 Original     Weighted-average      weighted-average
                                                  2001             rate         interest rate            rate
                                              -------------     ----------    ----------------      ------------------
Bank loans

Syndicated loans, 2002 to 2005.............Ps    15,298.3        Floating           3.75%        A   LIBOR + 103 bps
Bank loans, 2002 to 2006...................       9,459.9        Floating           3.54%            LIBOR + 87 bps
Bank loans, 2002 to 2005...................         305.2          Fixed            7.30%        A             -
                                              -------------
                                                 25,063.4

Notes payable

Euro medium-term notes, 2002 to 2009.......      11,863.5      B   Fixed            7.30%                     -
Medium term notes, 2002 to 2008............       9,255.2      B Floating           3.65%        A   LIBOR + 204 bps
Medium term notes, 2002 to 2008............       3,570.8      B   Fixed            1.81%        A            -
Other notes, 2002 to 2011..................         661.1        Floating           2.04%            LIBOR + 11 bps
Other notes, 2002 to 2011..................         617.4          Fixed            8.56%                     -
                                              -------------
                                                 25,968.0
                                              -------------
                                                 51,031.4
                                              -------------
Current maturities.........................       (6,595.7)
                                              -------------
                                           Ps    44,435.7
                                              =============


                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)

                                                                                Weighted-             Determination of
                                                                 Original    average interest         weighted-average
                                                  2002             rate            rate                     rate
                                               ------------     ----------   ----------------    -------------------------
Bank loans

Syndicated loans, 2003 to 2007............Ps      9,407.4        Floating          2.31%       A LIBOR + 86 bps
Syndicated loans, 2003 to 2005............        8,484.2          Fixed           4.13%                     -
Bank loans, 2003 to 2007..................        8,090.8        Floating          2.59%       A LIBOR + 120 bps
Bank loans, 2003 to 2009..................          267.2          Fixed           6.50%                      -
                                               ------------
                                                 26,249.6

Notes payable

Euro medium-term notes, 2003 to 2009......        7,699.3     B    Fixed          10.61%
Medium-term notes, 2003 to 2009...........        7,586.0     B  Floating          2.19%         LIBOR + 80 bps
Medium-term notes, 2003 to 2008...........       10,717.1     B    Fixed           4.00%                      -
Other notes, 2003 to 2006.................           54.0        Floating          2.45%         LIBOR + 96 bps
Other notes, 2003 to 2009.................          979.9          Fixed           4.20%                      -
                                               ------------
                                                 27,036.3
                                               ------------
                                                 53,285.9
Current maturities........................        (6,899.7)
                                               ------------
                                          Ps     46,386.2
                                               ============

In April 2002, the Company completed a tender offer for the early redemption of the Company's 12.75% U.S.$300 million notes, maturing in 2006, pursuant to which approximately U.S.$208.4 million was redeemed. As of December 31, 2002, the outstanding balance of these notes is U.S.$91.6 million. In 2002, related to the early redemption, an expense of approximately U.S.$54 million (Ps564.8) was recognized in other expenses, net.

During the first six months of 2003 (unaudited), there was several debt financing transactions including repayments and new borrowings, with a net decrease in the Company's short-term and long-term consolidated financial debt of Ps248.3 (U.S.$23.7 million) as of June 30, 2003 (unaudited), as compared to the balance outstanding as of December 31, 2002. Included in cash and temporary investments as of June 30, 2003 (unaudited) are the proceeds from a borrowing obtained the last day of June 2003 for approximately Ps2,145.0 (U.S.$205.1 million), which were used to repay other financial debt during the first days of July 2003.

As of December 31, 2001, 2002 and June 30, 2003 (unaudited), consolidated long-term debt by currency, including the CCS effects, is summarized as follows (note 12B):

                                                 2001              2002              (unaudited)
                                                                                    June 30, 2003
                                             ----------------   ---------------   ------------------
     Dollars..............................Ps      32,389.7          35,312.4            31,348.8
     Euros................................         3,555.3           6,722.9             5,765.8
     Japanese Yen.........................         7,711.7           2,439.2             2,440.8
     Mexican Pesos........................            -              1,532.4               207.0
     Egyptian Pounds......................           695.5             375.9               240.4
     Other currencies.....................            83.5               3.4            -
                                             ----------------   ---------------   ------------------
                                          Ps      44,435.7          46,386.2            40,002.8
                                             ----------------   ---------------   ------------------

As of December 31, 2001 and 2002, the yen to dollar exchange rates were 131.57 and 118.80, respectively, and the euro to dollar exchange rates were 1.135 and 0.952, respectively. As of June 30, 2003, the yen to dollar exchange rate was 119.75, the euro to dollar exchange rate was 0.868 and the peso to dollar exchange rate was 10.46.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The maturities of long-term debt as of December 31, 2002 are as follows:

                                                                   Consolidated
                                                                  --------------
2004.......................................................    Ps    19,662.0
2005.......................................................           6,547.6
2006.......................................................           6,408.6
2007.......................................................           2,539.4
2008 and thereafter .......................................          11,228.6
                                                                  --------------
                                                               Ps    46,386.2
                                                                  ==============

As of December 31, 2002, the Company and its subsidiaries have the following lines of credit, both committed and subject to the banks' availability, at annual interest rates ranging from 1.45% to 15.6%, depending on the negotiated currency:

                                                              Line of Credit         Available
                                                             ----------------    -----------------
European commercial paper (U.S.$600 million)...........   Ps     6,363.1              5,122.3
U.S. commercial paper (U.S.$275 million)...............          2,916.4                954.5
Mexican commercial paper (Ps2,500 million).............          2,554.3                664.1
Syndicated loan (U.S.$400 million).....................          4,242.1                    -
Promissory notes (Ps5,000 million).....................          5,108.5              3,418.6
Lines of credit of foreign subsidiaries................          4,503.2              2,147.9
Other lines of credit from Mexican banks...............            848.4                    -
Other lines of credit from foreign banks...............          4,560.3                737.1
                                                             ----------------    -----------------
                                                          Ps    31,096.3             13,044.5
                                                             ----------------    -----------------

In the consolidated balance sheet at December 31, 2001 and 2002, there were short-term debt transactions amounting to U.S.$546 million (Ps5,711.2) and U.S.$450 million (Ps4,707.0), classified as long-term debt due to the Company's ability and the intention to refinance such indebtedness with the available amounts of the committed long-term lines of credit.

As of December 31, 2001, 2002 and June 30, 2003 (unaudited), in order to: i) hedge contractual cash flows of certain financial debt with floating rates or exchange floating for fixed interest rate of a portion of debt (see note 12A), and ii) reduce the financial cost of debt originally contracted in dollars or pesos (see note 12B), the Company has negotiated derivative financial instruments related to long-term debt, which are described below:

A)   Interest Rate Swap Contracts

The information of interest rate swaps related to long-term financial debt is summarized as follows:


(U.S. dollars millions)


                                                                                                   Effective
                                 Notional      Debt      Maturity        CEMEX         CEMEX       interest    Estimated
Related debt                       amounts   currency    date           receives*       pays       rate        fair value
------------------------------- ------------ -------- ---------------- ------------ -------------- --------- ------------
Interest rate swaps in 2001
Medium-term notes..............         71    Dollar   Mar 06-Mar 08      7.80%      L + 249 bps     4.18%   U.S.$  5.7
Bank loans......................       850    Dollar      Oct 2002     L + 33.5 bps     2.71%        4.52%         (1.2)
Syndicated loans................       722     Euro       Dec 2004      E + 77 bps    L + 24 bps     2.06%         (0.1)
                                ------------                                                                 ------------
                                     2,283                                                                   U.S.$  4.4
                                ============                                                                 ============

Interest rate swaps in 2002
---------------------------
Bank loans......................       300    Dollar      Jul 2007         LIBOR         4.15%       5.53%   U.S.$(20.1)
Syndicated loans................       500    Dollar      Aug 2007         LIBOR          4.07%      4.07%        (28.0)
                                ------------                                                                 ------------
                                       800                                                                   U.S.$(48.1)
                                ============                                                                 ============


* EURIBOR ("E") represents the Euro Interbank Offering Rate. LIBOR ("L") represents the London Interbank Offering Rate. Basis points ("bps") are decimals of interest rate, i.e., 1% = 100 basis points.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Periodic cash flows generated by these instruments are recorded in interest expense, as part of the effective interest rate of the related debt. As of December 31, 2001, the estimated fair value gain of the interest rate swaps was not recognized for accounting purposes given their hedge characteristics (see note 2N), except for a portion of the estimated fair value loss of the swap related to the Euro, given that the line of credit in Euros equivalent to U.S.$722 million was not entirely withdrawn. As of December 31, 2002, the estimated fair value of the interest rate swaps to exchange floating for fixed rates, designated as accounting hedges to the contractual cash flows of the related debt (interest payments), had an approximate loss of U.S.$48.1 million (Ps503.1) that was recognized in other long-term accounts payables against stockholders' equity, and will be reversed through the income statement as the financial expense of the related financing debt is accrued. During 2001 and 2002, in agreement with the financial counterparties, the Company settled the swap contracts it had outstanding at the end of the prior year, realizing approximate gains of U.S.$20.5 million (Ps214.4) in 2001 and U.S.$14.5 million (Ps151.7) in 2002, equivalent to the estimated fair value as of the liquidation date, and which were recorded in the Comprehensive Financing Result.

During the first six months of 2003 (unaudited), the notional amount of long-term interest rate swap contracts increased approximately U.S.$1,999.3 million, as compared to the contracts held as of December 31, 2002. The reasons for this increase are explained by the following: 1) short-term contracts for a notional amount of U.S.$306 million held at the end of 2002, were reassigned during the first six months of 2003 to long-term credits, 2) as previously mentioned in note 11, the Company entered into new long-term interest rate swaps for a notional amount of U.S.$800 million, as a result of the physical settlement of swaption contracts held as of December 31, 2002, 3) additional interest rate swap contracts, net of other terminations, for a notional amount of approximately U.S.$893.3 million, pursuant the termination of Forward Rate Agreement contracts ("FRAs") and floor and cap option contracts, which are described below, as part of the Company's strategy to fix the funding cost at levels of 4.5% for an average period of 5 years, relating existing debt agreements bearing variable rates. As of June 30, 2003 (unaudited), the notional amount of interest rate swaps assigned to short and long-term debt was approximately U.S.$2,799.2 million.

As of December 31, 2001 and 2002, the Company held Forward Rate Agreement contracts ("FRAs") for a notional amount of U.S.$800 million and U.S.$650 million, respectively, with maturities on different dates until June 2003, negotiated to fix the interest rate of debt issuances that are expected to be negotiated in the short-term. Likewise, there are floor and cap option contracts for a notional amount of U.S.$711 million in both years, with maturity in March 2008, structured as part of an interest rate swap for the same notional amount that was settled during 2002. The changes in the estimated fair value of these contracts represented losses of approximately U.S.$68.8 million (Ps719.6) in 2001 and U.S.$88.9 million (Ps929.9) in 2002, and were recognized in the balance sheet against the Comprehensive Financing Result, except for a loss in 2002 of approximately U.S.$42.4 million (Ps443.5), which was recognized in stockholders' equity given that it corresponds to the change in valuation after these contracts were designated as accounting hedge of forecasted cash flows (interest payments) related to new debt issuances. This amount will be recognized in the income statement as the effects of the related forecasted debt have an impact on the financial expense through the accrued interest or immediately when there is evidence that the new debt will not be contracted.

During the first six months of 2003 matured Forward Rate Agreement contracts ("FRAs") for a notional amount of U.S.$650 million and the Company early-terminated floor and cap option contracts for a notional amount of U.S.$711million, held as of December 31, 2002. Upon maturity of the FRAs and termination of the floor and cap option contracts, the Company entered into new interest rate swaps to exchange fixed for variable rates. There were no gains or losses, in addition to the periodic fair value recognition, arising from this renegotiation.

B)   Cross Currency Swap Contracts

As of December 31, 2001 and 2002, and as of June 30, 2003 there are Cross Currency Swaps ("CCS"), through which the Company exchanges the originally contracted interest rates and currencies on notional amounts of related long-term debt. During the life of the contracts, the cash flows originated by the exchange of interest rates under the CCS, match, in interest payment dates and conditions, those of the underlying debt. If there is no early settlement, at maturity of the contracts and the underlying debt, the Company and the counterparty will exchange notional amounts, so the Company will receive the cash flow in the currency of the underlying debt necessary to cover its primary obligation, and will pay the notional amount in the exchanged currency. As a result, the original financial risk profile related to interest rates and foreign exchange variations of the underlying debt has been effectively exchanged.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The CCS information is as follows:


   (Amounts in millions)                             Currencies                    Interest rates
                                             ------------------------- --------------------------------------
Related debt                 Maturity date    Notional   Amount in new     CEMEX        CEMEX      Effective   Estimated
                                               amount      currency      Receives       Pays     interest rate fair value
-------------------------- ----------------- ---------- -------------- ------------ ------------ ------------ -----------
CCS in 2001
Mexican peso to dollar
Medium-term notes..........  Nov 04 - Nov 06    Ps1,800    U.S.$194          12.20%     L+63 bps        1.73% U.S.$  13.7

Mexican peso to yen
Medium-term notes..........  Jan 05 - Jan 06    Ps3,004     Yen 34,739       13.32%    2.65%            0.52%        83.7

Dollar to yen
Euro medium-term notes..... Jun 03 - Jul 03   U.S.$ 600     Yen 64,468        7.77%    3.18%            3.98%       145.5
                                                                                                              -----------
                                                                                                               U.S.$242.9
                                                                                                              ===========
CCS in 2002
Mexican peso to dollar
Medium-term notes..........  Nov 04 - Dec08     Ps2,465    U.S.$230      TIIE+54bps    L+101 bps        2.86% U.S.$  16.0
Mexican peso to dollar
Medium-term notes.......... Apr 05 - Apr 07     Ps4,225    U.S.$377          10.93%    L+26 bps         1.34%        51.8
Mexican peso to yen
Medium-term notes.......... Jun 05 - Jan 06     Ps3,058      Yen 27,308      11.76%        2.55%        3.78%        83.4
Dollar to yen
Euro medium-term notes.....     Jul 2003       U.S.$500      Yen 51,442       8.75%        3.14%        3.14%        93.7
                                                                                                              -----------
                                                                                                               U.S.$244.9
                                                                                                              ===========

The periodic cash flows on these instruments arising from the exchange of interest rates, as determined over the new currency amounts, are recorded in interest expense as part of the effective interest rate of the related debt. The CCS have not been designated as accounting hedges; therefore, the Company recognizes the estimated fair values of the CCS as assets or liabilities in the balance sheet, and the changes in such estimated fair values through the income statement. All financial assets and liabilities with the same maturity and that are intended to be settled simultaneously have been offset for presentation purposes in order to reflect the cash flows that the Company expects to receive or pay upon settlement of the financial instruments.

As of December 31, 2001, in respect of the estimated fair value recognition of the CCS, the Company recorded a net asset of U.S.$242.9 million (Ps2,484.2) against the Comprehensive Financing Result, of which a gain of approximately U.S.$175.9 million (Ps1,798.9) directly related to variations in exchange rates between the inception of the CCS and the balance sheet date was offset for presentation purposes as part of the underlying debt carrying amount and a gain of approximately U.S.$14.8 million (Ps151.3) related to periodic cash flow exchanges (interest payments) was recognized as an adjustment of the related financing interest payable. The remaining net asset of U.S.$52.2 million (Ps533.8) was recognized in the consolidated balance sheet within other long-term receivables.

As of December 31, 2002, related to the estimated fair value of the CCS, the Company recognized a net asset of U.S.$244.9 million (Ps2,597.3), of which U.S.$194.2 million (Ps2,059.5) relates to a prepayment made to a yen obligation and is presented decreasing the carrying amount of the related debt, while U.S.$50.7 million (Ps537.7), which represents the CCS' estimated fair value before prepayment effects, includes a loss of approximately U.S.$17.1 million (Ps181.4), which is directly related to variations in exchange rates between the inception of the CCS and the balance sheet date, and was offset for presentation purposes as part of the related debt carrying amount, and a gain of approximately U.S.$25.4 million (Ps269.3), identified with the periodic cash flows for the interest rates swap, was recognized as an adjustment of the related financing interest payable. The remaining net asset of U.S.$42.4 million (Ps449.7) was recognized within other short and long-term receivables for U.S.$12.1 million (Ps128.3) and U.S.$30.3 million (Ps321.3), respectively. For the years ended December 31, 2001 and 2002, the changes in the CCS' estimated fair value, excluding prepayment effects in 2002, resulted in a a gain of approximately U.S.$191.6 million (Ps1,959.5) and a loss of approximately U.S.$192.2 million (Ps2,038.3), respectively, which were recognized within the Comprehensive Financing Result.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


As of December 31, 2001, 2002, and as of June 30, 2003 (unaudited) the effect of having made the accounting assets and liabilities offset, mentioned above, is that the book value of the financial indebtedness directly related to the CCS is presented as if it had been effectively negotiated in the exchanged currencies instead of in the originally negotiated currencies. Assuming the early liquidation of the CCS, the financial liabilities and related financial expense in respect of the underlying financial indebtedness, would be established beginning as of the settlement, in the rates and currencies originally contracted.

During the first six months of 2003, the aggregate notional amount of long-term CCS contracts decreased approximately U.S.$150.9 million, as compared to the contracts outstanding as of December 31, 2002, mainly as a result of changes in the currency mix of the underlying debt instruments. The estimated fair value of the Company's long-term CCS as of June 30, 2003 was a gain (net asset) of approximately U.S.$19.7 million, not considering prepayments of approximately U.S.$371.0 million made to the Company's obligations under the CCS.

Additionally, as of December 31, 2001 and 2002, there are other currency instruments with notional amounts of U.S.$100 million and U.S.$104.5 million, respectively, maturing in July and August 2003, related to financial debt expected to be negotiated in the near future. These contracts had an estimated fair value gain of U.S.$8.9 million (Ps91.0) in 2001 and a loss of U.S.$6.8 million (Ps72.1) in 2002, recognized within the Comprehensive Financing Result. As of June 30, 2003 these instruments are included in the foreing exchange options disclosed in note 16 B.

The estimated fair values of derivative instruments used for the exchange of interest rates and/or currencies fluctuate over time and will be determined by future interest rates and currency prices. These values should be viewed in relation to the fair values of the underlying transactions and as part of the overall Company's exposure to fluctuations in interest rates and foreign exchange rates. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and consequently, there is no direct measure of the Company's exposure to the use of these derivatives. The amounts exchanged in cash are determined based on the basis of the notional amounts and other terms included in the derivative financial instruments.

C) Guaranteed Debt

As of December 31, 2001 and 2002, CEMEX Mexico, S.A. de C.V. and Empresas Tolteca de Mexico, S.A. de C.V. jointly, fully and unconditionally guarantee indebtedness of the Company for an aggregate amount of U.S.$2,196 million and U.S.$2,339 million, respectively. The combined summarized financial information of these guarantors as of December 31, 2001 and 2002 is as follows:

                                                   2001             2002
                                                -------------    --------------
 Assets.................................    Ps   123,536.6       116,497.8
 Liabilities............................         103,319.0        55,558.2
 Stockholders' equity...................          20,217.6        60,939.6
                                                ------------     --------------
 Net sales..............................    Ps    23,094.8        22,225.3
 Operating income.......................           1,651.7         3,479.3
 Net income.............................          10,582.4           443.6
                                                ------------     --------------


Certain debt contracts guaranteed by the Company and/or some of its subsidiaries, contain restrictive covenants limiting sale of assets, maintenance of controlling interest on certain subsidiaries, limiting liens, and requiring compliance with financial ratios. The Company obtains waivers prior to the occurrence of events of default.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



13. PENSION PLANS, SENIORITY PREMIUM AND OTHER POSTRETIREMENT BENEFITS

The net periodic cost of pension plans, seniority premium and other postretirement benefits, for the years ended December 31, 2000, 2001 and 2002 (see note 2J), are as follows:


Components of net periodic cost:                                           2000             2001              2002
                                                                       --------------    ------------     -------------
Service cost......................................................  Ps        235.2           332.1             280.4
Interest cost.....................................................            166.1           295.6             288.8
Actuarial return on plan assets...................................           (111.6)         (355.6)           (369.9)
Amortization of prior service cost, changes in assumptions and                                                      6
  experience adjustments..........................................             29.7            50.6              56.
Results from extinguishment obligations...........................             -                -               (45.0)
                                                                       --------------    ------------     -------------
                                                                    Ps        319.4           322.7           210.8 9
                                                                       --------------    ------------     -------------


The following table presents the reconciliation of the actuarial value of postretirement benefit obligations and the funded status (see note 2J), as of December 31, 2001 and 2002:

                                                                                             2001              2002
                                                                                        -------------     -------------
Change in benefit obligation:
Projected benefit obligation ("PBO") at beginning of year.........................   Ps     4,945.7           5,333.1
Service cost......................................................................            332.1             280.5
Interest cost.....................................................................            295.6             288.8
Actuarial result..................................................................             15.8             200.2
Acquisitions......................................................................              -               406.1
Initial valuation of other postretirement benefits................................            159.0              11.0
Foreign exchange fluctuations and inflation adjustments...........................            (15.6)             64.4
Extinguishment of obligations.....................................................              -              (162.9)
Benefits paid.....................................................................           (399.5)           (333.8)
                                                                                        -------------     -------------
Projected benefit obligation ("PBO") at end of year...............................          5,333.1           6,087.4
                                                                                        -------------     -------------

Change in plan assets:
Fair value of plan assets at beginning of year....................................          4,095.2           4,874.4
                                                                                              398.2            (287.2)
Real return on plan assets........................................................                            (287.2)
Acquisitions......................................................................                -             299.2
Foreign exchange fluctuations and inflation adjustments...........................            (67.0)             69.9
Employer contributions............................................................            650.3             103.6
Extinguishment of obligations.....................................................              -              (181.6)
Benefits paid from the funds......................................................           (202.2)           (196.3)
                                                                                        -------------     -------------
Fair value of plan assets at end of year..........................................          4,874.5           4,682.0
                                                                                        -------------     -------------

Amounts recognized in the balance sheets consist of:
Funded status.....................................................................            458.6           1,405.4
Unrecognized prior service cost...................................................           (876.7)           (799.7)
Unrecognized net actuarial results................................................           (677.9          (1,613.0)
                                                                                        -------------     -------------
  Accrued benefit liability (prepayment)..........................................         (1,096.0)          1,007.3)
  Additional minimum liability....................................................            356.8             613.0
                                                                                        -------------     -------------
      Net liability (prepayment) recognized in the balance sheet..................   Ps      (739.2)           (394.3)
                                                                                        =============     =============

As of December 31, 2001 and 2002, the actual benefit obligation ("ABO"), equivalent to the PBO not considering salaries increases, amounted to Ps4,539.0 and Ps4,703.6, respectively, of which the vested portion was Ps1,125.2 as of December 31, 2001 and Ps1,194.0 in 2002.

The Company recognizes an additional minimum liability and an intangible asset or charge to stockholders' equity in those individual cases when the net projected liability (funded status less amortizing items) exceeds the net actual liability (ABO less plan assets). As of December 31, 2001 and 2002, the Company recognized a minimum liability and an intangible asset of Ps356.8 and Ps613.0, respectively.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


As of December 31, 2001 and 2002, the net periodic cost and the actuarial value of postretirement benefits, include the cost and obligations of postretirement benefits other than pensions, such as seniority premiums granted by law, as well as health care and life insurance benefits that the Company has granted to retirees. For the years ended December 31, 2001 and 2002, the net periodic cost includes Ps49.1 and Ps75.3, representing the approximate cost corresponding to postretirement benefits other than pensions, respectively.

Prior service cost and net actuarial results are amortized over the estimated service life of the employees under plan benefits. The estimated service life for pension plans is 18 years and for other postretirement benefits is 13 years.

As of December 31, 2001 and 2002, the plan assets are mainly composed of fixed return instruments and stock of companies traded in formal stock exchanges.

The Company applies real rates (nominal rates discounted for inflation) in the actuarial assumptions used to determine postretirement benefit obligations. The most significant assumptions used during the last three years in the determination of net periodic cost were the following:

                                                               2000              2001             2002
                                                           ------------     -------------    -------------
Range of discount rates used to reflect
  the obligations' present value                           3.5 % - 7.8%      3.5 % - 7.1%    3.0% - 7.0%
Weighted average rate of return on plan assets........           8%               8%             7.8%
                                                           ------------     -------------    -------------

During 2002, the subsidiary of CEMEX in Spain, in agreement with its employees, changed the structure of most of its defined benefit plans, replacing them with defined contribution structures. In connection to this change, the subsidiary contributed, on behalf of its employees covered by the new plans, assets for an amount equivalent to the obligation value as of the date of the exchange. These assets were already restricted within the previous plans. As a result of writing off the projected benefit obligations and the non-amortized items, net of the assets contributed, as of December 31, 2002, for the change in the plans' structure, no significant effect was reflected in the income statement.

14. STOCKHOLDERS' EQUITY

A) CAPITAL STOCK

The authorized capital stock of the Company as of December 31, 2002 was as follows:

                                                                                 Series A (1)         Series B (2)
                                                                              -----------------    -----------------
 Subscribed and paid shares................................................      3,331,300,154         1,665,650,077
 Treasury shares (3).......................................................        166,400,476            83,200,238
 Unissued shares authorized for Executive Stock Option Plans...............        116,526,096            58,263,048
                                                                              -----------------    -----------------
                                                                                 3,614,226,726         1,807,113,363
                                                                              -----------------    -----------------

The authorized capital stock of the Company as of June 30, 2003 (unaudited) was as follows:


                                                                                 Series A (1)         Series B (2)
                                                                              -----------------    -----------------
 Subscribed and paid shares................................................      3,537,851,042         1,768,925,521
 Treasury shares (4).......................................................        293,735,112           146,867,556
 Unissued shares authorized for Executive Stock Option Plans...............        116,240,096            58,120,048
                                                                              -----------------    -----------------
                                                                                 3,947,826,250         1,973,913,125
                                                                              -----------------    -----------------

(1) Series "A" or Mexican shares must represent at least 64% of capital stock.
(2)  Series "B" or free subscription shares must represent at most
     36% of capital stock.
(3) Includes the shares acquired under the share repurchase program, and those shares authorized by the Ordinary Stockholders' Meeting of April 25, 2002, which have not been subscribed.
(4) Includes the shares acquired under the share repurchase program, and those shares authorized by the Ordinary Stockholders' Meeting of April 24, 2003, which have not been subscribed.

Of the total number of shares as of December 31, 2002 and June 30, 2003 (unaudited), 3,267,000,000 correspond to the fixed portion in both periods and 2,154,340,089 and 2,654,739,375 correspond to the variable portion, respectively.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


On April 24, 2003, the Annual Stockholders' Meeting approved: (i) a reserve for share repurchase of up to Ps6,000.0 (nominal amount); (ii) an increase in the variable capital stock through the capitalization of retained earnings for up to Ps3,664.4 (nominal amount), by the issuance of shares, as a stock dividend, equivalent to up to 250,000,000 CPOs, at a subscription value of Ps36.449 (nominal amount) per CPO, or instead, stockholders could have chosen to receive Ps2.20 (nominal amount) in cash for each CPO. As a result, shares equivalent to 98,841,944 CPOs were subscribed and paid, representing an increase in common stock of approximately Ps3.3 and in additional paid-in capital of Ps3,599.4, while a cash payment of approximately Ps61.7 was made during the first six months of 2003; and (iii) the cancellation of the shares that were held in the Company's treasury.

On April 25, 2002, the Annual Stockholders' Meeting approved: (i) a reserve for share repurchase of up to Ps5,000.0 (nominal amount), under which, as of December 31, 2002, shares equivalent to 7,609,200 CPOs have been repurchased, representing a reduction in the repurchase reserve of Ps370.4; (ii) an increase in the variable capital stock through the capitalization of retained earnings for up to Ps3,213.1 (nominal amount), by the issuance of shares, as a stock dividend, equivalent to up to 140,000,000 CPOs, at a subscription value of Ps46.336 (nominal amount) per CPO, or instead, stockholders could have chosen to receive Ps2.00 (nominal amount) in cash for each CPO. As a result, shares equivalent to 64,408,962 CPOs were subscribed and paid, representing an increase in common stock of Ps2.2 and in additional paid-in capital of Ps3,117.3, while a cash payment of approximately Ps237.5 was made during 2002; and (iii) the cancellation of 169,206,112 Series "A" shares and 84,603,056 Series "B" shares that were held in the Company's treasury.

In September 2000, the Company established a share repurchase program through the Mexican Stock Exchange ("MSE"), approved by its board of directors, for up to U.S.$500 million. This program was effective from October 2000 to December 2001. During 2000 and 2001, under this program, a total of 3,086,000 CPOs and 4,978,000 CPOs, respectively, were acquired, resulting in a common stock reduction of Ps0.1 in 2000 and Ps0.2 in 2001, and in the repurchase reserve of Ps130.9 in 2000 and Ps222.1 in 2001. On April 26, 2001, at the Annual Stockholders' Meeting, shares equivalent to 3,086,000 CPOs were cancelled. The 4,978,000 remaining CPOs were acquired in 2001 after the meeting.

B) RETAINED EARNINGS

Retained earnings as of December 31, 2002, include Ps71,401.9 of earnings generated by subsidiaries and affiliated companies that are not available to be paid as dividends by CEMEX until these entities distribute such amounts to CEMEX. Additionally, retained earnings include a share repurchase reserve in the amount of Ps5,249.0. Net income for the year is subject to a 5% allocation toward a legal reserve until such reserve equals one fifth (20%) of the common stock. As of December 31, 2002, the legal reserve amounted to Ps1,276.7.

Earnings distributed as dividends in excess of tax earnings will be subject to tax payment at a 34% rate, in which case, only 66% of retained earnings may be distributed to the shareholders.

C) EFFECTS OF INFLATION

The effects of inflation on majority interest stockholders' equity as of December 31, 2002 and June 30, 2003 (unaudited) are as follows:

                                                                                   December 31, 2002
                                                                 ------------------------------------------------------
                                                                   Historical           Inflation           Total
                                                                     cost              adjustment
                                                                 --------------     ----------------    ---------------
Common stock...............................................   Ps         55.2              3,344.3            3,399.5
Additional paid-in capital.................................          17,177.4             14,072.3           31,249.7
Deficit in equity restatement..............................              -               (62,850.8)         (62,850.8)
Cumulative initial deferred income tax effects.............          (4,799.8)              (509.8)          (5,309.6)
Retained earnings..........................................          51,184.9             37,728.4           88,913.3
Net income.................................................   Ps      5,455.8                 61.8            5,517.6
                                                                 --------------     ----------------    ---------------

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


                                                                          June 30, 2003 (Unaudited)
                                                            ------------------------------------------------------
                                                              Historical           Inflation           Total
                                                                cost              adjustment
                                                            --------------     ----------------    ---------------
Common stock..........................................   Ps         58.9              3,344.3            3,403.2
Additional paid-in capital............................          20,785.8             14,264.0           35,049.8
Deficit in equity restatement.........................              -               (65,204.0)         (65,204.0)
Cumulative initial deferred income tax effects........          (4,697.9)              (611.7)          (5,309.6)
Retained earnings.....................................          51,773.4             38,993.1           90,766.5
Net income............................................   Ps      4,077.6                 26.0            4,103.6
                                                             --------------     ----------------    ---------------

D) FOREIGN CURRENCY TRANSLATION

The foreign currency translation results recorded in stockholders' equity is summarized as follows:

                                                                December 31,                             (Unaudited)
                                                                                                           June 30,
                                               ---------------------------------------------    -----------------------------
                                                   2000             2001            2002             2002            2003
                                               ------------    -------------    ------------    -------------    ------------
  Foreign currency translation adjustment... Ps     (891.3)       (2,491.4)         6,508.4         3,854.8          2,251.1
  Foreign exchange gain (loss) (1) .........        (185.7)          767.6         (2,632.6)       (1,761.0)          (147.4)
                                               ------------    -------------    ------------    -------------    ------------
                                             Ps   (1,077.0)       (1,723.8)         3,875.8         2,093.8          2,103.7
                                               ------------    -------------    ------------    -------------    ------------

(1) Foreign exchange results from the financing identified with the acquisitions of foreign subsidiaries.

The foreign currency translation adjustment includes foreign exchange results of financing related to acquisitions of foreign subsidiaries made by the Company's subsidiary in Spain of expense of Ps674.2 in 2000 and Ps45.8 in 2001 and income of Ps154.7 in 2002, Ps95.7 and Ps28.4 for the six months ended June 30, 2002 and 2003 (unaudited), respectively.

E) PREFERRED STOCK

In February 2002, CEMEX renegotiated the preferred stock issued in November 2000 by a Dutch subsidiary for U.S.$1,500 million with an original maturity in May 2002; as a result, preferred stock in the amount of U.S.$250 million was redeemed and the maturity of the balance outstanding as of December 31, 2002 of U.S.$650 million (Ps6,893.4) was extended, of which U.S.$195 million will mature in February 2004 and U.S.$455 million will mature in August 2004. The Company also negotiated the possibility of increasing the program up to U.S.$1,200 million. During 2001, the Company redeemed a portion of the then outstanding preferred stock in the amount of U.S.$600 million, and at year-end 2001, the balance outstanding was U.S.$900 million (Ps10,047.6). The preferred stock, which is mandatorily redeemable upon maturity, grants its holders 10% of the subsidiary's voting rights, as well as the right to receive a guaranteed variable preferred dividend. Holders of the preferred stock have the option, in certain circumstances, to subscribe for additional preferred stock or common shares for up to 51% of the subsidiary's voting rights. This transaction is included as minority interest. Preferred dividends declared during 2000, 2001, 2002 and for the six months ended June 30, 2003 (unaudited) of approximately U.S.$17 million (Ps178.4), U.S.$76 million (Ps795.4), U.S.$23.2 million
(Ps240.5) and U.S.$11.0 million (Ps115.1), respectively, were recognized as minority interest in the consolidated income statements.

Related to the capital securities issued in 1998 by a subsidiary of CEMEX in Spain for U.S.$250 million with an annual dividend rate of 9.66%, in April 2002, through a tender offer, U.S.$184 million of capital securities were redeemed. The amount paid to the holders in excess of the nominal amount of the capital securities pursuant the early redemption of approximately U.S.$20 million (Ps209.2) was recorded against stockholders' equity. The balance outstanding at December 31, 2001 and 2002 was U.S.$250 million (Ps2,556.8) and U.S.$66 million (Ps700.0), respectively. The Company has an option to repurchase the remaining securities on November 15, 2004, or on any subsequent dividend payment date. Additionally, the holders have the right to sell them to the Company on May 15, 2005. This transaction is recorded as minority interest. Capital securities dividends during 2000, 2001, 2002 and for the six months ended June 30, 2003 (unaudited) of approximately U.S.$24.2 million (Ps258.6), U.S.$24.2 million (Ps250.9), U.S.$11.9 million (Ps122.6) and U.S.$3.0 million
(Ps31.4), respectively, were recognized as part of minority interest in the consolidated income statements.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


F) OTHER EQUITY TRANSACTIONS

In December 2001, the Company concluded a simultaneous and voluntary public purchase and sale offer for its warrants and an exchange offer for its ADWs, outstanding as of the offer date, in exchange for new warrants and new ADWs maturing in December 2004, under a one for one exchange ratio. Of the total 105 million warrants and ADWs, originally issued in December 1999 by means of a public offer in the MSE and the NYSE for a term of three years maturing in December 2002, 103,790,945, representing 98.85% of the total warrants under this program, were presented and exchanged for new warrants and ADWs. The new warrants and new ADWs trade on the MSE and the NYSE, respectively, meeting the distribution requirements of both exchanges, while the old warrants and old ADWs that were not exchanged expired in December 2002. During 2001, except for the normal fees required to carry out the previously mentioned public offer, the Company did not incur any gain or loss on this transaction. The warrants permit the holders to benefit from the future increases in the market price of the Company's CPO above the strike price, which originally was 6.20 dollars per warrant, within certain limits and subject to technical adjustments. The benefit, should any exist, will be paid in CPOs of the Company. The warrants were subscribed as American Depositary Warrants ("ADWs") listed on the NYSE; each ADW is equivalent to 5 warrants. All the CPOs and ADSs required to cover the warrants future exercises, are available through equity forward contracts with financial institutions (see note 16A).

As of December 31, 2001, 2002 and June 30, 2003 (unaudited), there is a transaction totaling U.S.$96.3 million (Ps984.9), U.S.$90.6 million (Ps960.7) and U.S.$67.2 million (Ps704.0), respectively, through which, in December 1995, the Company transferred financial assets to a trust, while simultaneously investors contributed U.S.$123.5 million in exchange for notes representing a beneficial interest in the trust. The Company has the option to reacquire the related assets at different dates until maturity in 2007. This transaction is included as minority interest. The Company's cost of retaining its option to reacquire the related assets during 2000, 2001, 2002 and for the six months ended June 30, 2003 (unaudited) was U.S.$14.4 million (Ps152.9), U.S.$13.8 million (Ps141.1), U.S.$13.2 million (Ps139.8) and U.S.$12.3 million (Ps128.6), respectively, and was recorded as part of the financial expense in the consolidated income statements.

G) COMPREHENSIVE NET INCOME (LOSS)

The main items included in the comprehensive net income (loss) are as follows:

                                                                              December 31,                      (Unaudited)
                                                                                                                 June 30,
                                                             ----------------------------------------------    ------------
                                                                  2000            2001             2002            2003
                                                             -------------    ------------    -------------    ------------
Majority interest net income.............................. Ps   10,614.5        12,045.6          5,517.6         4,103.6
Deficit in equity restatement:
 Effects from holding non-monetary assets.................      (3,022.7)       (2,686.5)        (9,890.8)       (3,363.4)
 Foreign currency translation adjustment..................        (891.3)       (2,491.4)         6,508.4         2,251.1
 Capitalized foreign exchange result (note 14D)...........        (185.7)          767.6         (2,632.6)         (147.4)
 Additional minimum liability.............................        (212.9)          212.9           -               -
 Valuation of investments available for sale (note 8B)....         219.9          (811.3)          -               -
 Hedge derivative instruments (notes 11,12 and 16)........          94.3          -              (2,218.1)         (752.5)
 Deferred income tax of the year charged directly to
   stockholders'equity (note 17)..........................       1,039.0           448.9          1,038.8          -
 Equity instruments' early redemption results.............         -              -                (212.1)         -
 Inflation effect on equity 1.............................          (3.6)          137.8             35.1          -
                                                             -------------    ------------    -------------    ------------
   Deficit in equity restatement..........................      (2,963.0)       (4,422.0)        (7,371.3)       (2,012.2)
Cumulative initial deferred income tax effects............      (5,309.6)         -                -               -
                                                             -------------    ------------    -------------    ------------
   Other comprehensive income (loss)......................      (8,272.6)       (4,422.0)        (7,371.3)       (2,012.2)
                                                             -------------    ------------    -------------    ------------
   Majority comprehensive net income (loss)...............       2,341.9         7,623.6         (1,853.7)        2,091.4
   Minority interest......................................         828.1         1,568.0            393.0           115.8
                                                             -------------    ------------    -------------    ------------
   Total comprehensive net income (loss).................. Ps    3,170.0         9,191.6         (1,460.7)        2,207.2
                                                             =============    ============    =============    ============

1. Corresponds to the adjustment resulting from the use of the weighted average index for the restatement of stockholders' equity and for the use of the index of inflation in Mexico to restate common stock and additional paid-in capital (see note 2B).

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


15. EXECUTIVE STOCK OPTION PROGRAMS

The information relating to stock option programs, presented in terms of equivalent CPOs and considering the effect of the options' exchange program described below, are summarized as follows:



                                            Fixed program      Special program        Variable              Voluntary
                Options                         (A)                  (B)              program (C)           Programs (D)
---------------------------------------- ------------------    ----------------    -----------------      ---------------
As of December 31, 2000...............         56,468,650             -                    -                 22,077,878
Changes in 2001:
Granted...............................         13,040,992             -                 88,937,805               -
Redeemed..............................         (57,448,219)           -                    -                     -
Canceled..............................            (237,538)           -                    -                     -
Exercised.............................          (3,128,489)           -                    -                  (1,861,918)
                                         ------------------    ----------------    -----------------      ---------------
As of December 31, 2001...............          8,695,396             -                 88,937,805           20,215,960
Changes in 2002:
Granted...............................           -                  4,963,775           16,949,800            2,120,395
Exercised.............................          (2,119,871)           -                (7,294,781)            (6,287,050)
                                         ------------------    ----------------    -----------------      ---------------
As of December 31, 2002...............          6,575,525           4,963,775           98,592,824           16,049,305
                                         ------------------    ----------------    -----------------      ---------------
Changes during the six months ended
 June 30, 2003 (unaudited):
Granted...............................          -                     -                 7,105,753            38,583,989
Exercised.............................          (118,626)             -                     -                (9,700,280)
                                         ------------------    ----------------    -----------------      ---------------
As of June 30, 2003...................          6,456,899           4,963,775          105,698,577           44,933,014
                                         ------------------    ----------------    -----------------      ---------------
Exercise prices in 2002:
Exercise price in pesos *.............         28.86                  -                    -                     -
Exercise price in dollars *...........           -                  5.01                 5.04                  4.78
                                         ------------------    ----------------    -----------------      ---------------
At December 31, 2002:
Exercise price in pesos *.............         30.19                  -                    -                     -
Exercise price in dollars *...........           -                  5.01                 5.14                  4.65
Exercise price........................         Fixed                Fixed              Floating              Floating
Remaining average life................       4.2 years            9.0 years           9.1 years              1.8 years
                                         ------------------    ----------------    -----------------      ---------------

* Weighted average exercise price per CPO.


A) Fixed program

Through October 31, 2001, the Company had granted to its executives a stock option program ("fixed program") for the acquisition of the Company's common stock in the form of CPOs. This program was replaced in November 2001 through a voluntary exchange program (see "variable program"). In 1995, the Company was authorized to grant to eligible executives, stock option rights, for a 10 year tenure after issuance, to subscribe for up to 72,100,000 CPOs, which would be issued through the exercise of the options, increasing the balance of common stock, additional paid-in capital and the outstanding number of shares. The exercise price of the options granted, established in Mexican pesos and fixed throughout the life of the program, was equivalent to the market price of the CPO at the grant date. Exercise prices reflect technical antidilution adjustments for stock dividends. The executives' option rights may be exercised up to 25% annually during the first four years after having been granted. The CPOs issued upon the exercise of options were paid at their assigned exercise prices, generating additional paid-in capital of Ps112.3 and Ps73.7 during 2001 and 2002, respectively.

B) Special program

During 2002, as part of the agreements resulting from the acquisition of CEMEX, Inc. (formerly Southdown), a stock option program to purchase CEMEX ADSs ("special program"), was established for CEMEX, Inc.'s executives. The options granted have a fixed exercise price in dollars, equivalent to the market price of the ADS as of the grant date, and have a 10 year tenure. The executives' option rights may be exercised up to 25% annually during the first four years after having been granted. The options exercises are hedged with shares currently owned by subsidiaries, potentially increasing the stockholders' equity balance and the outstanding number of shares.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


C) Variable program

In order to better align the executives' interests with those of the shareholders, in November 2001, the Company implemented a voluntary options exchange to establish a stock option program with exercise prices denominated in U.S. dollars with annual increases during the option's life ("variable program"), reflecting the funding cost in the market, and with a 10 year tenure. The participating executives in the options exchange, representing 57,448,219 options, resigned their rights to subscribe and/or acquire shares of the Company's common stock, by the issuance of new CPOs, in exchange for cash equivalent to the intrinsic value of their options at the exchange date and the issuance of new options, equivalent in number to the time value of their redeemed options, determined by the appropriate valuation model for each particular executive, which resulted in 2001 in the issuance of 88,937,805 options under the variable program. Except for the options issued through the exchange, where 50% of the option's exercise rights were vested, with an additional 25% annual vesting over the next two anniversaries, for subsequent option grants, executive' option rights may be exercised up to 25% annually during the first four years after having been granted. During 2001, by means of the exchange program, a compensatory cost of approximately Ps674.2 was recognized in other expenses, net.

D) Voluntary programs

During 1998 and 1999, the Company established voluntary stock option programs ("voluntary programs"), through which the executives elected to purchase options covering a total of 36,468,375 CPOs (7,293,675 ADSs). These options are exercisable quarterly over a 5-year period and have a predefined exercise price which increases quarterly in dollars, taking into account the funding cost in the market. For the sale of the options, the Company received a premium equivalent to a percentage of the CPO price. As of June 30, 2003 (unaudited), there were options oustanding under these programs covering 4,228,630 CPOs (845,726 ADSs).

Likewise, during 2002, a voluntary stock option program was established, through which the executives elect to purchase, on a monthly basis, new options for up to a number equivalent to those exercised in the same period within the variable program and that were originated by the exchange. During 2002, the Company sold 2,120,395 options and received a premium equivalent to a percentage of the CPO price, which amounted to U.S.$1.5 million (Ps15.7). The options under this program begin with the same characteristics, regarding remaining tenure, as those exercised within the variable program and with an exercise price equivalent to the price of the CPO on the issuance date of the options.

In January 2003, the Company sold 38,583,989 options to its executives with a strike price of U.S.$3.58 per CPO, equal to the CPO price at the grant date. The options, which cover an equivalent amount of CPOs, have tenure of five years, and the strike price increases annually reflecting the funding cost in the market (5% annual). For the sale of these options, the Company received a premium equivalent to a percentage of the CPO price, which amounted to approximately U.S.$9.7 million (Ps101.5). The appreciation of the options, if any, will be delivered in CPO equivalents, which will be restricted for sale or transfer during the first two years from the exercise date as to 50% with the remaining 50% one more year from the exercise. The new options contain a knocking trigger in the event the CPO price reaches certain level, in which case, all options will be automatically exercised.

E) Options hedging activities

The requirement of CPOs or ADSs underlying the potential exercise of options under the variable and voluntary programs, has been hedged through equity forward contracts in the Company's own shares (see note 16A), in order to guarantee that shares would be available at prices equivalent to those established in the options, without the necessity of issuing new CPOs into the market. Consequently, these programs do not increase the number of shares outstanding and consequently do not result in dilution in basic earnings per share.

Beginning in 2001, the Company recognizes as compensation cost in the income statement, the intrinsic appreciation of the options under all variable and voluntary programs, which results from the difference between the CPO's market price against the exercise prices established in the options. For the years ended December 31, 2001, 2002 and the six months ended June 30, 2003 (unaudited), the expense was U.S.$14.7 million (Ps150.9), U.S.$5.0 million (Ps53.0) and U.S.$43.1 million (Ps450.8), respectively. Likewise, the Company recognizes, through the income statement, the changes in the estimated fair value of the equity forward contracts designated as hedges of these plans (see note 16A), which resulted in a gain of approximately U.S.$28.7 million (Ps293.5) in 2001, a loss of approximately U.S.$47.1 million (Ps499.5) in 2002 and a gain of approximately U.S.$33.0 million (Ps345.2) for the six months ended June 30, 2003 (unaudited).

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



16. DERIVATIVE FINANCIAL INSTRUMENTS

The derivative financial instruments negotiated by the Company, other than those related to financial debt (see notes 11 and 12), are summarized as follows:

      In millions of U.S. dollars                 2001                           2002                       (Unaudited)
                                                                                                           June 30, 2003
                                       -------------------------     ---------------------------    --------------------------
                                       Notional        Estimated     Notional         Estimated       Notional      Estimated
                                        amount        fair value       amount        fair value        amount       fair value
                                       ----------     ----------     -----------    ------------    -----------    -----------
A)    Equity forward contracts.........   1,395.9           81.0         1,445.1          (90.6)       1,543.7          25.1
B)    Foreign exchange instruments ....     424.0            4.4         1,325.7         (201.4)       1,525.3        (228.3)
C)    Derivatives on fuel oil..........       9.5          -               -              -              -                 -
D)    Derivatives related to energy
       projects........................     177.0          (4.6)           177.0           (0.5)         177.0         (5.6)
                                       ----------     ----------     -----------    ------------    ----------- -- -----------

Upon liquidation and at the Company's option, the equity forward contracts provide for physical settlement or net cash settlement of the estimated fair value, and the effects at settlement are recognized in the income statement or as part of stockholders' equity, according to their designation and the underlying instrument or program being hedged. At maturity, if these forward contracts are not settled or replaced, or if the Company defaults on the agreements established with the financial counterparties, such counterparties may sell the shares underlying the contracts. If any such sale were to occur, it may have an adverse effect on CEMEX and/or its subsidiaries' stock market price, may reduce the amount of dividends and other distributions that the Company would receive from its subsidiaries, and/or may create public minority interests that may adversely affect the Company's ability to realize operating efficiencies as a combined group.

A) As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the Company had forward contracts for notional amounts of U.S.$491.0 million, U.S.$461.1 million and U.S.$454.9 million, respectively, with an original maturity in December 2002 that was extended until December 2003, covering 21,000,000 ADSs (105,000,000 CPOs) in 2001, 24,008,392 ADSs (120,041,960
    CPOs) in 2002 and 25,457,378 ADSs (127,286,890 CPOs) in June 30, 2003
    (unaudited) as well as 33.8 million of CEMEX Spain's shares in all periods. These contracts were negotiated to hedge future exercises under the 105 million warrants program, which maturity was extended to December 2004 (see note 14F). The shares underlying these forward contracts were sold by the Company during 1999 for approximately U.S.$905.7 million, and CEMEX simultaneously prepaid approximately U.S.$439.9 million toward the forwards' final price. Until December 2002, when the contracts were renegotiated to extend their maturity, prepayments toward the forwards final price of approximately U.S.$193.6 million were made. In December 2002, in order to conclude the renegotiation, the estimated fair value of the forwards was settled, resulting in the recognition in stockholders' equity of a loss of approximately U.S.$98.3 million (Ps1,028.2), arising from changes in the value of the underlying shares. In the financial statements as of December 31, 2001 and 2002, anticipated effect has been given to the liquidation of the forwards for the portion corresponding to CEMEX Spain's shares, due to the prepayment on the forwards and the withholding of all economic and voting rights over such shares. All additional effects arising from these contracts will be recognized at maturity as an adjustment to stockholders' equity. As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the estimated fair value of these contracts were gains of approximately U.S.$98.8 million, U.S.$69.1 million and U.S.$117.3 million, respectively. As of the same dates, considering the renegotiation in 2002, prepayments for approximate amounts of U.S.$151.8 million (Ps1,587.8), U.S.$95.3 million (Ps996.8) and U.S.$101.7 million (Ps1,064.2), respectively, have been made and are included in other short-term accounts receivable (see note 5).

    As of December 31, 2001 and 2002, there are forward contracts with different maturities until October 2006, for notional amounts of U.S.$408.3 million and U.S.$338.7 million, respectively, covering 15,986,689 ADSs in 2001 and 12,379,377 ADSs in 2002, negotiated to hedge the future exercise of the options under the variable stock option programs (see note 15). Starting in 2001 the estimated fair value of these contracts is recognized in the balance sheet as assets or liabilities against the income statement, in addition to the costs generated by the option programs, which the forwards are hedging. As of December 31, 2001 and 2002, the estimated fair value of these contracts was a gain of approximately U.S.$3.3 million (Ps33.8) and a loss of approximately U.S.$32.8 million (Ps347.9), respectively.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



    As of December 31, 2001 and 2002, there are forward contracts with different maturities until May 2003, for a notional amount of U.S.$101.8 million and U.S.$97.4 million, respectively, covering a total of 4,699,061 ADSs in 2001 and 3,626,243 ADSs in 2002, negotiated to hedge the future exercise of the options granted under the voluntary stock option programs (see note 15). Starting in 2001, the estimated fair value of these contracts is recognized in the balance sheet as assets or liabilities against the income statement, in addition to the costs generated by the option programs. As of December 31, 2001 and 2002, the estimated fair value was a gain of approximately U.S.$25.4 million (Ps259.7) and a loss of approximately U.S.$14.2 million (Ps150.6), respectively. As of June 30, 2003 (unaudited), the notional amount of forwards designated to hedge the variable and voluntary stock option programs was U.S.$678.3 million, covered 27,545,158 ADSs and had an estimated fair value loss of approximately U.S.$4.0 million (Ps41.8).

    As of December 31, 2002, there are forwards maturing in August and September 2003, for a notional amount of U.S.$95.5 million covering 21,510,500 CPOs, negotiated to hedge the purchase of CAH shares through the exchange for CEMEX CPOs that will be liquidated during 2003 (see note 8A). The effects to be generated upon settlement of the forward contracts will be recognized as an adjustment to the purchase price for the CAH shares. As of December 31, 2002, the estimated fair value of these contracts, which is not periodically recorded, had an approximate loss of U.S.$2.1 million
    (Ps22). As of June 30, 2003 (unaudited), pursuant to the extension in the exchange of CAH shares until 2004, described in note 8A, these contracts were reassigned to other purposes (see paragraph below).

    As of December 31, 2001 and 2002 and June 30, 2003 (unaudited), there are forwards for notional amounts of U.S.$394.8 million, U.S.$452.4 million and U.S.$405.2 million, respectively, with different maturities until June 2006, covering a total of 13,069,855 ADSs in 2001, 15,316,818 ADSs in 2002 and 15,229,615 ADSs at June 30, 2003. Based on the Company's intention at maturity, which is to physically settle these contracts, the estimated fair value of these contracts is not periodically recognized. The effects of these contracts will be recognized at maturity as an adjustment to stockholders' equity. As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the estimated fair value reflected losses of approximately U.S.$46.5 million, U.S.$110.6 million and U.S.$88.2 million, respectively. In addition, as of December 31, 2002, the Company had a third party equity forward contract for a notional amount of U.S.$7.1 million, with an estimated fair value loss of approximately U.S.$0.1 million (Ps1.0). This contract was net cash settled during the first six months of 2003 (unaudited) without material effects.

B) To protect itself from variations in foreign exchange rates, CEMEX has entered into foreign exchange forwards for an approximate amount of U.S.$424.0 million, U.S.$1,266.0 million and U.S.$534.7 million as of December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively, with different maturities until July 2006. These contracts have been designated as hedges of the Company's net investment in foreign subsidiaries. The estimated fair value of these instruments is recorded in stockholders' equity as part of the foreign currency translation effect (see note 14D). In addition, as of December 31, 2002 and June 30, 2003 (unaudited), the Company held foreign exchange options for notional amounts of U.S.$59.7 million and U.S.$990.6 million, with different maturities until June 2005 and estimated fair value losses as of December 31, 2002 and June 30, 2003 (unaudited) of approximately U.S.$44.4 million (Ps470.9) and U.S.$52.9 million (Ps553.3), which were recorded in the Comprehensive Financing Result.

C) As of December 31, 2001, there were fuel oil forward contracts for a notional amount of U.S.$9.5 million (Ps99.4), with an estimated fair value of U.S.$26 thousand (Ps0.3).

D) As of December 31, 2001, 2002 and June 30, 2003 (unaudited), CEMEX had an interest rate swap maturing in May 2017 for a notional amount of U.S.$177 million in all periods, negotiated to exchange floating for fixed interest rates, in connection with agreements entered into by the Company for the acquisition of electric energy for a 20-year period starting in 2003 (see note 21F). During the life of the derivative contract and over its notional amount, the Company will pay LIBOR rates and received a 7.33% fixed rate until February 2003 and will receive a 7.53% fixed rate from March 2003 to May 2017. In addition, during 2001 the Company sold a floor option for a notional amount of U.S.$177 million, related to the interest rate swap contract, pursuant to which, starting in 2003 and until 2017, the Company will pay the difference between the 7.53% fixed rate and the LIBOR rates. Through the sale of this option, the Company received a premium of approximately U.S.$22 million (Ps225). As of December 31, 2001 and 2002, the premium received and the combined estimated fair value of the swap and floor contracts, amounting to approximate losses of U.S.$4.6 million and U.S.$0.5 million, respectively, were recorded in the Comprehensive Financing Result for each period. As of December 31, 2001, 2002 and June 30, 2003 (unaudited), for purposes of the table above, the notional amount of both contracts is not aggregated, considering that there is only one notional amount with exposure to changes in interest rates and the effects of one instrument are inversely related to the changes in the other one.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The estimated fair values of derivative financial instruments fluctuate over time, and are based on estimated settlement costs or quoted market prices. These values should be viewed in relation to the fair values of the underlying instruments or transactions, and as part of the Company's overall exposure to fluctuations in foreign exchange rates, interest rates and prices of shares. The notional amounts of derivative instruments do not necessarily represent amounts exchanged by the parties and, therefore, are not a direct measure of the exposure of the Company through its use of derivatives. The amounts exchanged are determined on the basis of the notional amounts and other terms included in the derivative instruments.

17. INCOME TAX (IT), BUSINESS ASSETS TAX (BAT), EMPLOYEES' STATUTORY PROFIT SHARING (ESPS) AND DEFERRED INCOME TAXES

In accordance with the effective tax legislation in Mexico, corporations must pay either income tax ("IT") or business assets tax ("BAT") depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, though in a manner different from Mexican GAAP. ESPS is calculated on similar basis as IT, but without recognizing the effects of inflation.

A) IT, BAT AND ESPS

The Company and its Mexican subsidiaries, for purposes of the Income Tax Law, generate IT or BAT on a consolidated basis; therefore, the amounts of these items included in the accompanying financial statements, with respect to the Mexican subsidiaries, represent the consolidated result of these taxes. For ESPS purposes, the amount presented is the sum of the individual results of each company. Beginning in 1999, the determination of the consolidated IT for the Mexican companies considers a maximum of 60% of the taxable income or loss of each of the subsidiaries. In addition, commencing in 1999, the taxable income of those subsidiaries that have tax loss carryforwards generated before 1999 have been included according to equity ownership at the end of the period. Beginning in 2002, in the determination of consolidated IT, 60% of the taxable result of the controlling entity should be considered, unless such entity obtains taxable income, in which case 100% should be considered, until the restated balance of the individual tax loss carryforwards before 2001 are amortized. Beginning in 2002, a new IT law became effective in Mexico, establishing that the IT rate will be decreased by 1% each year, beginning in 2003 until it reaches 32% in 2005.

The IT (expense) benefit, presented in the accompanying income statements, is summarized as follows:

                                                             For the years ended December 31,
                                                 ------------------------------------------------------
                                                        2000               2001               2002
                                                 ----------------    ---------------    ---------------
Current income tax.........................    Ps     (1,075.4)           (1,437.9)            (973.7)
Deferred IT................................             (614.3)             (204.4)             402.0
Effects of inflation (note 2B).............               12.1               (63.7)              (9.9)
                                                 ----------------    ---------------    ---------------
                                               Ps     (1,677.6)           (1,706.0)            (581.6)
                                                 ================    ===============    ===============

Total consolidated IT includes Ps1,265.1, Ps1,410.5 and Ps795.6 from foreign subsidiaries, and Ps412.5, Ps295.5 and (Ps214) from Mexican subsidiaries, for 2000, 2001 and 2002, respectively. In addition, the Company recognized a consolidated tax benefit, without including deferred taxes, of Ps313.8 in 2000, Ps685.4 in 2001 and Ps942.3 in 2002.

For its operations in Mexico, the Company has accumulated IT loss carryforwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law. The Company and its subsidiaries in Mexico must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 1999.

The tax loss carryforwards at December 31, 2002 are as follows:

                                                 Amount of           Year of
Year in which tax loss occurred                carryforwards         expiration
                                              ----------------    --------------
1995.....................................  Ps     1,774.4               2005
2000.....................................           631.0               2010
2001.....................................         4,157.7               2011
2002.....................................         3,297.2               2012
                                              ----------------
                                           Ps    9,860.30
                                              ================

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The BAT Law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period. The recoverable BAT as of December 31, 2002 is as follows:

Year in which BAT exceeded IT                     Amount of           Year of
                                                carryforwards        expiration
                                              ------------------    ------------
1997.....................................  Ps         162.3              2007
1999.....................................              58.6              2009
                                              ------------------
                                           Ps         220.9
                                              ==================

B) DEFERRED IT AND ESPS (see note 2K)

The deferred income tax result in the income statement represents the difference between the beginning of year balance and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The tax effects of the main temporary differences that generate the consolidated deferred tax assets and liabilities are presented below:

                                                                                               2001             2002
                                                                                        ----------------- ----------------
Deferred tax assets:
Tax loss carryforwards and other tax credits......................................   Ps         1,698.7         4,445.2
Accounts payable and accrued expenses.............................................                213.3           248.4
Trade accounts receivable.........................................................                 47.7            24.5
Properties, plant and equipment...................................................                (30.4)          (39.1)
Others............................................................................                 42.3            71.3
                                                                                        ----------------- ----------------
  Total deferred tax assets.......................................................              1,971.6         4,750.3
   Less - Valuation allowance.....................................................               (420.9)       (2,371.5)
                                                                                        ----------------- ----------------
    Net deferred tax assets.......................................................              1,550.7         2,378.8
                                                                                        ----------------- ----------------
Deferred tax liabilities:
Tax loss carryforwards and other tax credits......................................              3,173.8         6,284.7
Accounts payable and accrued expenses.............................................                905.3         4,352.0
Trade accounts receivable.........................................................                 13.7            87.8
Properties, plant and equipment...................................................           (12,879.3)      (17,788.5)
Inventories.......................................................................            (1,429.9)       (1,253.8)
Others............................................................................              (558.6)         (936.3)
                                                                                        ----------------- ----------------
  Total deferred tax liabilities..................................................           (10,775.0)       (9,254.1)
     Less - Valuation allowance...................................................              (729.1)       (2,308.9)
                                                                                        ----------------- ----------------
Net deferred tax liabilities......................................................           (11,504.1)      (11,563.0)
                                                                                        ----------------- ----------------
Net deferred tax..................................................................            (9,953.4)       (9,184.2)
     Less - Deferred IT of acquired subsidiaries at the acquisition date..........            (3,705.0)       (4,132.2)
                                                                                        ----------------- ----------------
Total effect of deferred income tax in stockholders' equity.......................            (6,248.4)       (5,052.0)
  Less - Deferred IT recognized as of December 31, 1999...........................            (1,183.3)       (1,183.3)
  Less - Accumulated initial effect of deferred IT in equity......................            (5,309.6)       (5,309.6)
                                                                                        ----------------- ----------------
  Change in deferred IT for the period............................................   Ps           244.5         1,440.9
                                                                                        ================= ================

The components of consolidated deferred income tax for the period are as follows:


                                                                                            2001                2002
                                                                                      ----------------    ----------------
Deferred income tax charged (credited) to the income statement..................   Ps        (204.4)              402.0
Deferred income tax applied directly to stockholders' equity....................              448.9             1,038.8
                                                                                      ----------------    ----------------
                                                                                   Ps         244.5             1,440.8
                                                                                      ================    ================

Bulletin D-4 states that all items whose effects are recorded directly in stockholders' equity should be recognized net of their deferred income tax effects. Bulletin D-4 does not allow the offsetting of deferred tax assets and liabilities relating to different tax jurisdictions.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Management considers that there is existing evidence that in the future, the Company will generate sufficient taxable income to realize the tax benefits associated with the deferred income tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the deferred tax assets' valuation allowance would be increased against the income statement.

Additionally, for the years ended December 31, 2001 and 2002, temporary differences between the net income of the period and taxable income for ESPS generated a deferred ESPS expense of Ps13.5 and Ps18.9, respectively, reflected in the income statement.

C) EFFECTIVE TAX RATE

The effects of inflation are not recognized for income tax purposes in some countries in which the Company operates or are recognized differently from the methodology used for financial reporting. These effects, as well as other differences between the book and the income tax basis, arising from the several income tax rates and laws to which the Company is subject in the countries in which it has operations, give rise to permanent differences between the approximated statutory tax rate and the effective tax rate presented in the consolidated income statement, as follows:


                              December 31,                                   2000           2001             2002
                                                                            ----------     ----------     ---------
                                                                                 %              %               %
Approximated consolidated statutory tax rate..............................      35.0           35.0          34.0
    Additional deductions and tax credits.................................      (1.9)          (1.8)         (6.6)
    Expenses and other non deductible items...............................       3.4            0.8           1.0
    Non-taxable sale of marketable securities and fixed assets............       0.2           -            (10.2)
    Difference between book and tax inflation.............................     (15.0)         (15.8)         (5.6)
    Minimum taxes.........................................................      (0.1)           0.2          -
    Depreciation..........................................................       0.3           (0.6)         -
    Inventories...........................................................       0.2           -             -
   IT effect on stockholders' equity.....................................       (5.0)          (1.4)         (5.3)
    Others (1)............................................................      (4.4)          (5.3)          2.0
                                                                            ----------     ----------     ---------
Effective consolidated tax rate...........................................      12.7           11.1           9.3
                                                                            ----------     ----------     ---------

(1) Includes the effects generated by differences among income tax rates and laws to which the Company is subject in the countries in which it has operations.

18. FOREIGN CURRENCY POSITION

The exchange rate of the Mexican peso to the dollar as of December 31, 2000, 2001 and 2002 was Ps9.62, Ps9.17 and Ps10.38 per dollar, respectively. As of January 15, 2003, the exchange rate was Ps10.51 per dollar and as of June 30, 2003, the exchange rate was Ps10.46 per dollar.

As of December 31, 2002 and June 30, 2003 (unaudited), the principal balances denominated in foreign currencies, as well as non-monetary assets in Mexico of foreign origin, are presented as follows:


  Millions of U.S. dollars                  December 31, 2002                           June 30, 2003 (Unaudited)
                              --------------------------------------------     -------------------------------------------
                                  Mexico          Foreign         Total            Mexico         Foreign          Total
                              -------------    ------------    -----------     -------------    -----------     ----------
  Current assets............        572.2         2,179.5        2,751.6               8.9        2,165.1        2,174.0
  Non current assets........        834.0   (1)   9,247.7       10,081.7             858.4        9,872.1       10,730.5
                              -------------    ------------    -----------     -------------    -----------     ----------
    Total assets............      1,406.2        11,427.2       12,833.3              867.3       12,037.2       12,904.5
                              -------------    ------------    -----------     -------------    -----------     ----------
  Current liabilities.......      1,406.3         1,247.7        2,654.0            1,705.1        1,402.3        3,107.4
  Long-term liabilities.....      2,264.8         3,349.9        5,614.8            1,796.8        2,755.2        4,522.0
                              -------------    ------------    -----------     -------------    -----------     ----------
    Total liabilities.......      3,671.1         4,597.6        8,268.8           3,501.9        4,157.5        7,659.4
                               -------------    ------------    -----------     -------------    -----------     ----------

    (1) Non-monetary assets in Mexico of foreign origin.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Additionally, transactions of the Company's Mexican operations denominated in foreign currencies during 2000, 2001, 2002 and the six months ended June 30, 2002 and 2003 (unaudited), are summarized as follows:


  Millions of U.S. dollars                                                                        (Unaudited)
                                                                                               Six Months Ended
                                                  Years Ended December 31,                          June 30,
                                        -------------------------------------------     ------------------------------
                                            2000           2001             2002             2002              2003
                                        ----------     ------------    ------------     ------------      ------------
  Export sales........................    107.4             85.0             73.7            40.0              30.2
  Import purchases....................     19.0             42.7             94.5            40.0              23.0
  Financial income....................     17.8            107.4             11.3            24.8               0.1
  Financial expense...................    195.5            308.7            281.6            59.9             182.5
                                        ----------     ------------    ------------     ------------      ------------


19. GEOGRAPHIC SEGMENT DATA

The Company is engaged principally in the construction industry segment through the production and marketing of cement and ready-mix concrete. The following tables present in accordance with the information analyzed for decision-making by the Company's management, selected condensed financial information of the Company by geographic area for the years ended December 31, 2000, 2001 and 2002 and the six months ended June 30, 2002 and 2003 (unaudited):

                                                                            Net Sales
                                        ----------------------------------------------------------------------------------
                                                                                                     (Unaudited)
                                                    Years Ended December 31,                  Six Months Ended June 30,
                                        -----------------------------------------------    -------------------------------
                                            2000             2001               2002           2002              2003
                                        ---------------    ------------    ------------    -------------    --------------
Mexico...........................    Ps      28,702.8        27,426.1         26,333.5        12,785.2          14,286.2
Spain............................             9,127.9         8,067.4         10,433.4         4,922.1           5,941.6
United States....................             8,272.2        20,559.3         18,561.8         9,127.8           8,411.0
Venezuela........................             4,991.1         4,752.1          3,219.8         1,396.5           1,436.0
Colombia.........................             2,233.7         2,211.1          2,056.7         1,077.7           1,041.6
Caribbean and Central America....             4,998.4         4,530.9          5,315.6         2,334.0           3,058.4
Philippines......................             1,505.6         1,382.0          1,383.6           770.6             722.6
Egypt............................             1,834.2         1,430.5          1,589.3           787.9             578.3
Others...........................             3,918.3         8,545.4          8,033.9         4,049.5           4,634.9
                                        ---------------    ------------    ------------    -------------    --------------
                                             65,584.2        78,904.8         76,927.6        37,251.3          40,110.6
Eliminations.....................            (5,881.0)       (8,098.6)        (7,536.3)       (3,238.4)         (3,608.4)
                                        ---------------    ------------    ------------    -------------    --------------
Consolidated.....................    Ps      59,703.2        70,806.2         69,391.3        34,012.9          36,502.2
                                        ===============    ============    ============    =============    ==============

In order to present integrally the operations of each geographic area, net sales between geographic areas are presented under the caption "eliminations".

                                                                         Operating Income
                                        ----------------------------------------------------------------------------------
                                                                                                     (Unaudited)
                                                    Years Ended December 31,                   Six Months Ended June 30,
                                        -----------------------------------------------    -------------------------------
                                            2000             2001               2002           2002              2003
                                        ---------------    ------------    ------------    -------------    --------------
Mexico...........................    Ps      12,304.2        10,961.5         10,056.4         5,048.6           5,537.5
Spain............................             2,574.5         1,964.8          2,433.4         1,176.9           1,369.9
United States....................             1,247.2         3,272.7          2,860.8         1,466.8             460.9
Venezuela........................             1,385.9         1,584.0          1,042.3           440.6             722.8
Colombia.........................               902.4           937.8            857.8           426.9             410.7
Caribbean and Central America....               800.0           686.4          1,000.0           500.9             514.8
Philippines......................               131.9           132.0            (66.9)           66.4             (82.3)
Egypt............................               680.2           352.7            205.1           117.5              85.0
Others...........................            (2,459.7)       (2,982.9)        (4,491.7)       (1,808.5)         (1,722.5)
                                        ---------------    ------------    ------------    -------------    --------------
Consolidated.....................    Ps      17,566.6        16,909.0         13,897.2         7,436.1           7,296.8
                                        ===============    ============    ============    =============    ==============

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


                                                                  Depreciation and Amortization
                                        ----------------------------------------------------------------------------------
                                                                                                     (Unaudited)
                                                     Years Ended December 31,                  Six Months Ended June 30,
                                        ------------------------------------------------    ------------------------------
                                            2000             2001               2002            2002             2003
                                        ---------------    ------------    -------------    ------------    --------------
Mexico.............................  Ps       1,370.3         1,747.5          1,645.7           767.8             779.8
Spain..............................             860.7           807.6          1,040.4           476.3             570.6
United States......................             697.3         2,253.5          1,786.7           850.8             901.8
Venezuela..........................             767.8           670.5            536.9           230.7             279.2
Colombia...........................             558.5           515.5            491.4           255.8             266.8
Caribbean and Central America......             254.7           383.4            410.0           150.7             267.1
Philippines........................             287.1           364.8            430.5           211.8             229.4
Egypt..............................             226.4           485.3            449.9           221.8             163.1
Others.............................             171.1           879.4          1,324.0           659.2             581.2
                                        ---------------    ------------    -------------    ------------    --------------
Consolidated.......................  Ps       5,193.9         8,107.5          8,115.5         3,824.9           4,039.0
                                        ===============    ============    =============    ============    ==============

For purposes of the table above, goodwill amortization reported by holding companies has been allocated to the business geographic segment that originated such goodwill amounts. Therefore, this information is not directly comparable with the information of the individual entities, which are comprised in each segment. Additionally, in the Company's consolidated income statement, goodwill amortization is recognized as part of other expenses, net.

Total assets by geographic segment are summarized as follows:

                                                                              Total Assets
                                              ----------------------------------------------------------------------------
                                                                                                   (Unaudited)
                                                    Years Ended December 31,                  Six Months Ended June 30,
                                              -------------------------------------     ----------------------------------
                                                    2001                2002                  2002               2003
                                              ----------------    -----------------     ----------------    --------------
Mexico....................................Ps        64,559.1             58,252.5            61,235.9           57,066.9
Spain.....................................          19,928.2             22,259.0            21,458.6           25,239.1
United States.............................          49,208.9             45,685.3            46,071.1           42,792.9
Venezuela.................................          11,900.4              8,028.0             7,597.1            8,004.7
Colombia..................................           8,650.0              6,150.8             7,780.2            5,231.8
Caribbean and Central America.............           7,527.9             10,898.0             7,095.6           11,111.
Philippines...............................           8,130.5              8,651.4             8,079.7            8,473.2
Other Asian..............................            3,350.5              3,735.7             3,933.1            3,911.5
Egypt....................................            8,545.7              5,838.4             7,217.7            3,958.4
Others (1)...............................          107,214.0             73,223.5           132,124.1           76,503.0
                                              ----------------    -----------------     ----------------    --------------
                                                   289,015.6            242,722.6           302,593.1          242,292.5
Eliminations.............................         (123,026.4)           (73,733.5)         (134,423.8)         (67,601.0)
                                              ----------------    -----------------     ----------------    --------------
Consolidated..............................Ps       165,989.2            168,989.1           168,169.3          174,691.5
                                              ----------------    -----------------     ----------------    --------------

(1) Includes, in addition to trade maritime operating assets and other assets, related party balances of the Parent Company of Ps74,781.4, Ps34,645.0 and Ps38,385.7 as of December 2001, 2002 and as of June 30 2003 (unaudited), respectively, which are eliminated in consolidation.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



Total investment in fixed assets by geographic segment are summarized as follows:

                                                                     Investment in Fixed Assets (2)
                                              ----------------------------------------------------------------------------
                                                                                                     (Unaudited)
                                                     Years Ended December 31,               Six Months Ended June 30,
                                              -------------------------------------     ----------------------------------
                                                     2001                2002                  2002               2003
                                              ----------------    -----------------     ----------------    --------------
Mexico....................................Ps           905.6                993.6               279.4              420.8
Spain.....................................             563.4                639.2               222.8              274.1
United States.............................           1,865.0              1,045.0               566.6              593.3
Venezuela.................................             292.0                141.2                52.0               46.2
Colombia..................................              58.7                 53.9                18.6                0.8
Caribbean and Central America.............             378.8                298.6               109.5              185.7
Philippines...............................             245.8                126.2                48.7                1.6
Other Asian...............................             120.3                110.4                90.5                4.5
Egypt.....................................             381.4                282.1               123.1              103.3
Others....................................             241.3                632.0               310.2              141.5
                                              ----------------    -----------------     ----------------    --------------
Consolidated..............................Ps         5,052.3              4,322.2             1,821.4            1,771.8
                                              ================    =================    ----------------     ==============

(2) Corresponds to fixed assets investments not considering the effects of inflation. As a result, this balance differs from the amount presented as investing activities in the Statement of Changes in the Financial Position in "Properties, machinery and equipment, net", which considers the inflation effects in accordance with Bulletin B-10.

As of December 31, 2001 and 2002, of the consolidated financial debt amounting to Ps54,944.7 and Ps61,162.8, respectively, approximately 55% in 2001 and 57% in 2002 is in the Parent Company, 26% and 24% in the United States, 11% and 12% in Spain and 8% and 7% in other countries, respectively. As of June 30, 2003 (unaudited), of the consolidated financial debt amounting to Ps60,914.5, approximately 55%, 25% and 15% was held in the Parent Company, Spain and the United States respectively.

20. EARNINGS PER SHARE

Basic earnings per share are calculated by dividing majority interest net income for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects on the weighted average number of common shares outstanding, the effects of any transactions carried out by the Company which have a potentially dilutive effect on such number of shares.

The weighted-average number of shares utilized in the calculation is as follows:

                                                                                     Majority       Basic       Diluted
                                          Basic number of      Diluted number      interest net     earnings    earnings
                                              shares              of shares           income        per share   per share
                                         ----------------     ----------------     ------------     --------    ---------
June 30, 2002 (unaudited) (1).........    4,406,332,652         4,426,937,410  Ps      8,502.1   Ps    1.93  Ps     1.92
June 30, 2003 (unaudited) (1).........    4,582,293,551         4,720,868,959          6,034.6         1.32         1.28
December 31, 2000.....................    4,123,703,259         4,143,760,773         10,614.5         2.57         2.56
December 31, 2001.....................    4,264,724,371         4,299,689,171         12,045.6         2.82         2.80
December 31, 2002.....................    4,487,527,392         4,496,213,613          5,517.6         1.23         1.23
                                         ----------------     ----------------     ------------     --------    ---------

(1) In accordance with Mexican GAAP, earnings per share as of June 30, 2002 and 2003 (unaudited) was calculated based on net income for the prior twelve month periods.

The difference between the basic and diluted average number of shares in 2000, 2001, 2002 and the six months ended June 30, 2002 (unaudited), is attributable to the additional shares to be issued under the Company's executive stock option fixed program (see note 15). In addition, beginning in 2003, the Company includes the dilutive effect on the basic number of shares resulting from the equity forward contracts in the Company's own stock, determined under the inverse treasury method.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


21. CONTINGENCIES AND COMMITMENTS

A) GUARANTEES

As of December 31, 2002 and June 30, 2003 (unaudited), CEMEX, S.A. de C.V. has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$55.2 million (Ps577.4) and U.S.$23.0 million (Ps240.6), respectively. As of the same dates, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S.$175.0 million (Ps1,830.5) and U.S.$155.0 million (Ps1,621.3), respectively.

B) TAX ASSESSMENTS

As of December 31, 2002 and June 30, 2003 (unaudited), CEMEX and some of its subsidiaries in Mexico have been notified of several tax assessments determined by the Tax Authorities related to different tax periods, for approximately Ps5,343.3 and Ps4,756.5, respectively. The tax assessments result primarily from: (i) recalculation of the inflationary tax deduction, since the tax authorities claim that "Advance Payments to Suppliers" and "Guaranty Deposits" are not by their nature credits; (ii) disallowed restatement of tax loss carryforwards in the same period in which they occurred; (iii) disallowed determination of tax loss carryforwards and; (iv) disallowed reduction of BAT by the controlling entity for considering it should be in proportion to the equity interest it has over the controlled entities. The companies involved are using all available defense actions granted by law in order to cancel the tax claims.

On May 27, 2003, the Bureau of Internal Revenue (BIR) of the Philippines, assessed APO Cement Corp. for deficiency income tax. The assessment covers the taxable years 1998 through 2001 with deficiency tax amounting to Philippine Pesos 741.1 million (approximately U.S.$13.8 million). The assessment disallows APO Cement Corp's income tax holiday related income. We have contested BIR's findings. Our next recourse is to question the assessment with the Court of Tax Appeal. We believe that these claims will not have a material adverse effect on us.

C) ANTI-DUMPING DUTIES

In 1990, the United States Department of Commerce ("DOC") imposed an anti-dumping duty order on imports of gray Portland cement and clinker from Mexico. As a result, certain of the Company's subsidiaries, as importers of record, have been subject to payment of anti-dumping duty deposits estimated on imports of gray Portland cement and clinker from Mexico since April 1990. The order is likely to continue for an indefinite period, until the United States government determines, taking into consideration the World Trade Organization new rules, that conditions for imposing the order no longer exist; the cancellation or suspension of the order would follow. In the last quarter of 2000, the United States government continued the order, a resolution that will prevail until it makes a new review. During December 2001, the United States government (International Trade Commission) denied the Company's request to initiate a new review. As of December 31, 2002, the Company has accrued a liability of U.S.$112 million, including accrued interest, for the difference between the amount of anti-dumping duties paid on imports and the latest findings by the DOC in its administrative reviews for all periods under review.

As of December 31, 2002, the Company was in the twelfth administrative review period by the DOC and expects a preliminary resolution in the second half of 2003. As of June 30, 2003, the Company is in the thirteenth administrative review period by the DOC and a preliminary resolution in not expected until the second half of 2004. The United States government published, during September 2002, the preliminary determination with respect to the eleventh administrative review period, and the final resolution was issued on January 8, 2003. With respect to the first four review periods, the DOC has issued a final resolution of the anti-dumping duties. Referring to the remaining review periods, the final resolutions are suspended until all the procedures before the North America Free Trade Agreement Panel are concluded. As a result, the final amounts may be different from those recorded in the accompanying consolidated financial statements. The Company and its subsidiaries have defended their position in this matter and will continue to do so through available means in order to determine the actual dumping margins within each period of the administration reviews carried out by the DOC.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


During 2001, five Taiwanese cement producers filed before the Tariff Commission under the Ministry of Finance ("MOF") of Taiwan an anti-dumping case involving imported gray Portland cement and clinker from the Philippines and Korea. In July 2001, the MOF informed the petitioners and the producers that a formal investigation had been initiated. Among the producers are the Company's subsidiaries, APO Cement Corporation, Rizal Cement Co. Inc. ("Rizal") and Solid Cement Corporation ("Solid"), which received their anti-dumping questionnaires from the International Trade Commission under the Ministry of Economic Affairs ("ITC-MOEA") and the MOF in August 2001. Rizal and Solid replied to the ITC-MOEA by confirming that they have not been exporting cement or clinker during the review period. Furthermore, APO contested the allegation of "injury" in the anti-dumping proceedings before the ITC-MOEA. On December 23, 2002, Rizal was merged into its subsidiary Solid.

In a communication dated October 2001, the ITC-MOEA informed the petitioners and the producers about the results of the preliminary investigation, and it was determined that there are reasonable indicators that the Taiwanese industry has incurred material damage due to imports of cement and clinker from South Korea and the Philippines that allegedly is sold in Taiwan at a price below market price. In order to comply with regulations of anti-dumping duties in Taiwan, the ITC-MOEA transferred this investigation to the MOF. In November 2001, APO received supplemental questionnaires by the MOF. The answer to these questionnaires was presented by APO during November and December 2001. In January 2002, the MOF gave notice the petitioners and the producers, on a preliminary resolution, of findings that there might be dumping and that the investigation would continue, but without imposing any anti-dumping duty. In June 2002, the ITC-MOEA informed in its final resolution that the imports from South Korea and the Philippines had caused material damage to the Taiwanese industry. In July 2002, the MOF informed of a cement and clinker import duty of 42%, on imports from South Korea and the Philippines, beginning on July 19, 2002. In September 2002, these entities appealed the anti-dumping duty before the Taipei High Administrative Council (THAC).

D) LEASES

The Company has entered into various non-cancelable operating leases, primarily for the lease of operating facilities, cement storage and distribution facilities and certain transportation and other equipment, in which it is required to make annual rental payments plus the payment of certain operating expenses. Future minimum rental payments due under such leases are summarized as follows:

                                                                   U.S. dollars
                      Year Ending December 31,                      million
-------------------------------------------------------------------------------
2003.........................................................          60.0
2004.........................................................          56.1
2005.........................................................          49.8
2006.........................................................          40.1
2007.........................................................          37.5
2008 and thereafter..........................................         125.9
                                                                ----------------
                                                                      369.4
                                                                ================

Rental expense for the years ended December 31, 2000, 2001, and 2002 was approximately U.S.$52 million, U.S.$67 million and U.S.$57 million, respectively.

E) PLEDGE ASSETS

As of December 31, 2002, there are liabilities amounting to U.S.$80.8 million secured by properties, machinery and equipment.

F) COMMITMENTS

As of December 31, 2002, subsidiaries of the Company have future commitments for the purchase of raw materials for an approximate amount of U.S.$86.4 million.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


During 1999, the Company entered into agreements with an international partnership, which contracted to build and operate an electrical energy generating plant. These agreements establish that when the plant begins operations, CEMEX will purchase, starting in 2003, all the energy generated by the plant for a term of no less than 20 years. As part of these agreements, CEMEX has committed to supply the electrical energy plant with all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered into by the Company with Petroleos Mexicanos. By means of this transaction, CEMEX expects to have significant decreases in its electrical energy costs, and the supply is expected to be sufficient to cover approximately 60% of the electrical energy needs of 12 cement plants in Mexico. The Company is not required to make any capital investment in the project.

On December 14, 2001, the put option held by the Indonesian government to require the Company to purchase its 51% interest in Gresik for approximately U.S.$418 million, plus accrued interest from October 1998 at 8.2% per annum, expired without being exercised.

In March 2002, the distribution contract in Taiwan that the Company had with Universal Company since March 31, 2000, was terminated. As a result, for the year ended December 31, 2002, CEMEX recognized an approximate loss of U.S$17.3 million (Ps183.5) within the caption other expenses, net.

G) OTHER CONTINGENCIES

At December 31, 2002, CEMEX, Inc. has accrued liabilities specifically relating to environmental matters in the amount of U.S.$23.9 million. The environmental matters relate to a) in the past, in accordance with industry practice, disposing of various materials, which might be categorized as hazardous substances or wastes, and b) the cleanup of sites used or operated by the Company, including discontinued operations, in regard to the disposal of hazardous substances or wastes, either individually or jointly with other parties. Most of the proceedings are in the preliminary stage, and a final resolution might take several years. For purposes of recording the provision, the subsidiary considers that it is probable that a liability has been incurred and the amount is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, the subsidiary does not believe it will be required to spend significant sums on these matters in excess of the amounts recorded. Until all environmental studies, investigations, remediation work, and negotiations with or litigation against potential sources of recovery have been completed, however, the ultimate cost that might be incurred to resolve these environmental issues cannot be assured.

In December 2002, an ex-maritime broker for Puerto Rican Cement Company, Inc. ("PRCC"), the main subsidiary of CEMEX in Puerto Rico, filed a lawsuit in Puerto Rico against CEMEX, PRCC and other individuals not affiliated with CEMEX, including Puerto Rican authorities. The plaintiff contends that the defendants conspired to break antitrust laws so that one of the defendants, who is not a CEMEX related party, could have control of the maritime broker market in Port of Ponce, Puerto Rico. The plaintiff has asked for relief in the amount of approximately U.S.$18 million. The CEMEX companies involved are in the process of determining the appropriate legal strategy for a response. Typically, proceedings of this nature take several years before a final resolution is reached.

In May 2001, a subsidiary in Colombia received a civil liability suit from 42 transporters, alleging that this subsidiary is responsible for alleged damages caused by the breach of provision of raw materials contracts. The plaintiffs have asked for relief in the amount of U.S.$45.8 million. The Company filed a timely defense response. This proceeding is in a preliminary stage. Typically, proceedings of this nature take several years before a final resolution is reached.

In May 1999, several companies filed a lawsuit against two subsidiaries of the Company based in Colombia, alleging that the Ibague plants were causing capacity production damage to their lands due to the pollution they generate. The plaintiffs demand relief in the amount of U.S.$8.8 million. This proceeding is in the evidentiary stage. Typically, proceedings of this nature take several years before a final resolution is reached.

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)




22. NEW ACCOUNTING PRONOUNCEMENTS

In December 2001, the Mexican Institute of Public Accountants issued the new Bulletin C-9, "Liabilities, Accruals, Contingent Assets and Liabilities and Commitments". This Bulletin is effective January 1, 2003 and supersedes former Bulletin C-9, "Liabilities" and Bulletin C-12, "Contingencies and Commitments". New Bulletin C-9 establishes additional guidance clarifying the accounting for liabilities, accruals and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities, and the accounting for the early settlement of liabilities and convertible debt. Additionally, new Bulletin C-9 establishes new rules for disclosing commitments arising from current business operations. As a result of the adoption of Bulletin C-9 as of June 30, 2003 (unaudited), the Company identified an asset retirement obligation in its subsidiary in the United States, recording a liability of approximately U.S.$34.9 million (Ps365.1) against an asset of approximately U.S.$23.4 million (Ps244.6) and a cumulative effect from the change in accounting principle in equity of approximately U.S.$11.5 million (Ps120.3), representing the accumulated depreciation of the asset as of the adoption date.

In January 2002, the Mexican Institute of Public Accountants issued the new Bulletin C-8, "Intangible Assets", which is effective January 1, 2003 and supersedes former Bulletin C-8, "Intangibles". New Bulletin C-8 establishes that development costs should be capitalized as intangible assets if the criteria for intangible asset recognition are met. The main elements for capitalization are that costs incurred should be properly identified, there are expected future benefits, and that the company has control over such benefits. Expenditures not meeting the new criteria and incurred after the effective date of new Bulletin C-8 should be expensed as incurred. Pre-operating expenses previously recognized under former Bulletin C-8 will continue to be amortized, subject to periodic impairment evaluations. Development costs incurred in a pre-operating stage may be capitalized after meeting the new criteria under new Bulletin C-8. In addition, this Bulletin also requires that intangible assets acquired in a business combination be accounted for at fair value at the date of the purchase and be separately reported, unless their cost cannot be reasonably determined, in which case they should be reported as goodwill. Also, if there is no active market for these assets, they should be reduced to the amount of goodwill (excess of cost over book value) or to zero. These assets are also subject to periodic impairment evaluations. Amortization of goodwill should be reported in operating expenses. Resulting from the adoption of Bulletin C-8 in 2003 (unaudited), there was no material impact on the Company's financial information.

In May 2003, the Mexican Institute of Public Accountants issued the new Bulletin C-12, "Financial Instruments with Characteristics of Liabilities, Equity or Both", which is effective January 1, 2004. Bulletin C-12 requires an issuer to classify financial instruments as liabilities when there is an ineludible obligation of transfer assets (cash, goods or services) at a specified future date to redeem such obligations. Resulting from the adoption of Bulletin C-12 commencing in 2004, the Company will likely have to classify its preferred stock and capital securities instruments (see note 14E) as separate components within liabilities. Bulletin C-12 does not change the current accounting for equity forward contracts in the Company's own shares.

23.  DIFFERENCES BETWEEN MEXICAN AND UNITED STATES ACCOUNTING PRINCIPLES

The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in Mexico (Mexican GAAP), which differ in certain significant respects from those applicable in the United States (U.S. GAAP).

The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and Bulletin B-15, whereas financial statements prepared under U.S. GAAP are presented on a historical cost basis. The reconciliation to U.S. GAAP includes (i) a reconciling item for the reversal of the effect of applying Bulletin B-15 for the restatement to constant pesos for the years ended December 31, 2000, 2001, 2002 and the six months ended June 30, 2002, and (ii) a reconciling item to reflect the difference in the carrying value of machinery and equipment of foreign origin and related depreciation between the methodology set forth by the fifth amendment to Bulletin B-10 (modified) and the amounts that would be determined by using the historical cost/constant currency method. As described below, these provisions of inflation accounting under Mexican GAAP do not meet the requirements of Rule 3-20 of Regulation S-X of the Securities and Exchange Commission. The reconciliation does not include the reversal of other Mexican GAAP inflation accounting adjustments as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The other principal differences between Mexican GAAP and U.S. GAAP, and their effect on consolidated net income and earnings per share, are presented below:

                                                                                                         (Unaudited)
                                                                                                      Six Months Ended
                                                                   Year Ended December 31,                 June 30,
                                                            ---------------------------------------------------------------
                                                                2000         2001         2002        2002        2003
                                                            ---------------------------------------------------------------
     Net income as reported under Mexican GAAP........... Ps   10,614.5     12,045.6      5,517.6    3,586.7      4,103.6
     NCPI inflation adjustment (II)......................         120.1       (511.5)       (55.6)     (10.2)         -
                                                            ---------------------------------------------------------------
     Net income after NCPI adjustments...................      10,734.6     11,534.1      5,462.0    3,576.5      4,103.6
     Approximate U.S. GAAP adjustments:
1.   Amortization of goodwill (see 23a)..................         (70.5)      (534.9)     1,684.0      702.3        752.6
2.   Deferred income taxes (see 23b).....................        (100.8)      (278.3)     2,255.9       51.8       (234.7)
3.   Deferred ESPS (see 23b).............................         (77.1)      (185.8)      (189.3)     (66.1)        19.8
4.   Other employee benefits (see 23c)...................         (45.7)        (9.4)       (30.9)     (24.9)       (24.9)
5.   Capitalized interest (see 23d)......................         (81.7)        14.7        (38.9)     (15.8)         9.5
6. Minority interest (see 23e):
     a) Financing transactions...........................          73.3        295.6       (162.6)    (121.6)       (12.1)
     b) Effect of U.S. GAAP adjustments..................         196.7        131.8         32.7     (157.7)       (45.1)
7.   Hedge accounting (see 23l)..........................      (1,569.3)       616.7     (2,488.1)  (1,357.4)       255.2
8.   Depreciation (see 23f)..............................         (56.9)       (17.6)        12.7        8.9         29.3
9.   Accruals for contingencies (see 23g)................        (124.0)        (9.3)         7.4       85.7        (15.3)
10.  Equity in affiliated companies' net income (see 23h)         (63.0)         0.6         11.6        5.1          0.4
11.  Inflation adjustment of fixed assets (see 23(i))....        (453.3)      (468.7)      (367.2)    (189.8)      (136.9)
12.  Temporary equity from forward contracts (see 23j)...        (494.3)      (449.5)      (523.9)    (169.5)       (68.9)
13.  Derivative financial instruments (see 23l)..........             -         31.5          -        (54.4)         -
14.  Other U.S. GAAP adjustments (see 23k)...............         194.4       (399.8)      (481.3)    (246.8)      (192.8)
15.  Monetary effect of U.S. GAAP adjustments............       1,211.5        482.0        528.2      311.9        156.0
     Total approximate U.S. GAAP adjustments before the
        cumulative effect of accounting change...........      (1,460.7)      (780.4)       250.3   (1,238.3)       492.1
                                                            ---------------------------------------------------------------
     Approximate net income under U.S. GAAP before the
        cumulative effect of accounting change...........       9,273.9      10,753.7     5,712.3    2,338.2      4,595.7
     Cumulative effect of accounting change (see 23k and
        23v).............................................           -           -             -            -       (647.5)
                                                            ---------------------------------------------------------------
     Approximate net income under U.S. GAAP after the
        cumulative effect of accounting change........... Ps    9,273.9      10,753.7      5,712.3   2,338.2      3,948.2
                                                            ---------------------------------------------------------------

                                                                                                   (Unaudited)
                                                                                                 Six Months Ended
                                                              Year Ended December 31,                June 30,
                                                       ---------------------------------------------------------------
                                                          2000          2001         2002        2002        2003
                                                       ---------------------------------------------------------------
Basic U.S. GAAP earnings per share before the
   cumulative effect of accounting change........... Ps   2.26          2.53         1.27           0.54     1.00
Diluted U.S. GAAP earnings per share before the
   cumulative effect of accounting change........... Ps   2.21          2.47         1.27           0.54     0.97
                                                       ---------------------------------------------------------------

Basic U.S. GAAP earnings per share after the
   cumulative effect of accounting change........... Ps   2.26          2.53         1.27           0.54     0.86
Diluted U.S. GAAP earnings per share after the
   cumulative effect of accounting change........... Ps   2.21          2.47         1.27           0.54     0.84
                                                       ---------------------------------------------------------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The other principal differences between Mexican GAAP and U.S. GAAP, and their effect on consolidated stockholders' equity, with an explanation of the adjustments, are presented below:

                                                                                                            (Unaudited)
                                                                                  December 31,               June 30,
                                                                          ------------------------------   --------------
                                                                               2001           2002             2003
                                                                          --------------- --------------   --------------
     Total stockholders' equity reported under Mexican GAAP........... Ps      83,372.3        73,717.9       74,975.3
     NCPI inflation adjustment (II)...................................         (3,539.6)         (743.0)           -
                                                                          --------------- --------------   --------------
     Total stockholders' equity after NCPI adjustment.................         79,832.7        72,974.9       74,975.3
     Approximate U.S. GAAP adjustments:
1.   Goodwill net (see 23a)...........................................         (4,965.6)       (1,887.2)      (1,087.2)
2.   Deferred income taxes (see 23b)..................................         (4,286.7)         (865.3)          (1.6)
3.   Deferred employees' statutory profit sharing (see 23b)...........         (3,218.8)       (3,227.1)      (3,171.0)
4.   Other employee benefits (see 23c)................................           (306.3)         (319.7)        (341.0)
5.   Capitalized interest (see 23d)...................................           (414.3)         (467.9)        (453.0)
6.   Minority interest--effect of financing transactions (see 23e)....           (942.7)         (951.0)        (704.4)
7.   Minority interest--U.S. GAAP presentation (see 23e)..............        (19,586.5)      (12,770.7)     (12,136.1)
8.   Depreciation (see 23f)...........................................            (19.0)         (202.6)        (189.2)
9.   Accruals for contingencies (see 23g).............................             85.6           117.7          112.9
10.  Investment in net assets of affiliated companies (see 23h).......            (76.3)         (212.5)        (219.9)
11.  Inflation adjustment for machinery and equipment (see 23i).......          9,445.7         6,187.8        4,125.2
12.  Temporary equity from forward contracts (see 23j)................         (5,932.7)       (5,724.0)      (5,764.2)
13.  Derivative financial instruments (see 23l).......................             31.7              -               -
14.  Other U.S. GAAP adjustments (see 23k)............................             48.9          (367.4)         (50.2)
                                                                          --------------- --------------   --------------
     Approximate U.S. GAAP adjustments before the cumulative effect
     of accounting change.............................................        (30,137.0)      (20,689.9)     (19,880.0)
                                                                          --------------- --------------   --------------
     Approximate stockholders' equity under U.S. GAAP before the
       cumulative effect of accounting change.........................         49,695.7        52,285.0       55,095.7
     Cumulative effect of accounting change (see 23v)                           -               -               (527.5)
                                                                          --------------- --------------   --------------
     Total approximate stockholders' equity under U.S. GAAP after the
       cumulative effect of accounting change ........................  Ps     49,695.7        52,285.0       54,568.2
                                                                          --------------- --------------   --------------

(II) Relates to the adjustment that removes the restatement to constant pesos of prior periods as of June 30, 2003, using the CEMEX weighted average inflation factor (see note 2B), and recognizes such restatement using the Mexican-only inflation factor, according to requirements of Regulation S-X. For purposes of the financial information presented throughout note 23, the Mexican and U.S. GAAP prior periods amounts were restated using the Mexican-only inflation factor, with the exception of those Mexican GAAP amounts of prior periods that are also disclosed in notes 1 to 22. Such amounts were not restated using the Mexican inflation index, pursuing more straightforward cross-references between note 23 and the other Mexican GAAP notes.

Net income and stockholders' equity reconciliations to U.S. GAAP for the six months ended June 30, 2002 and 2003 were not audited. These reconciliations were prepared on a basis that is substantially consistent with the accounting principles applied in our Annual Report on Form 20-F for the year ended December 31, 2002, except for the adoption of SFAS 143 Accounting for Asset Retirement Obligations ("SFAS 143") and SFAS 150 Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity ("SFAS 150"), as of and for the six months ended June 30, 2003, see notes 23(k) and 23(v). The term "SFAS" as used herein refers to Statements of Financial Accounting Standards.

(a)  Goodwill

The Company's goodwill recognized under Mexican GAAP has been adjusted for U.S. GAAP purposes for (i) the effect of the U.S. GAAP adjustments as of the dates of acquisition on the goodwill of the subsidiaries acquired; (ii) until December 31, 2001, for the difference between sinking fund amortization of goodwill over 20 to 40 years for Mexican GAAP purposes (see note 2(I)) and the straight-line method over 40 years for U.S. GAAP purposes; beginning January 1, 2002, SFAS 142 "Goodwill and Other Intangible Assets", eliminates the amortization of goodwill under U.S. GAAP, see note 23(s), and (iii) the conversion of goodwill applicable to foreign subsidiaries in accordance with SFAS 52 "Foreign Currency Translation", utilizing inflation of each country to restate the goodwill for inflation purposes.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



In addition, for purposes of the condensed financial information under U.S. GAAP for the years ended December 31, 2000 and 2001 presented in note 23(o), amortization of goodwill is reflected as an operating expense for U.S. GAAP versus other expense, net for Mexican GAAP.

For purposes of reconciliation to U.S. GAAP, the Company adopted in 2002, SFAS 142 and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", see note 23(s). Pursuant to this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP; therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is removed for purposes of the reconciliation of net income and stockholders' equity to U.S. GAAP.

The Company assesses goodwill for impairment annually unless events occur that require more frequent reviews. Discounted cash flow analyses are used to assess goodwill impairment (see note 23(s)). If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. Considerable management judgment is necessary to estimate discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts.

(b)  Deferred Income Taxes and Employees' Statutory Profit Sharing

For U.S. GAAP purposes, the Company accounts for income taxes utilizing SFAS 109 "Accounting for Income Taxes", which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences of "temporary differences", which result from applying the enacted statutory tax rates applicable in future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities and operating loss carryforwards. The deferred income tax charged or credited to operations is determined by the difference between the beginning and the year-end balance of the deferred tax assets or liabilities, and is recognized in nominal pesos. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities under U.S. GAAP at December 31, 2001 and 2002 are presented below:

                                                                                                     December 31,
                                                                                                -----------------------
                                                                                                   2001        2002
                                                                                                ----------- -----------
Deferred tax assets:
   Net operating loss and assets tax carryforwards........................................  Ps    4,665.6     7,032.3
   Trade accounts receivable..............................................................           58.9       111.2
   Investment in affiliated companies.....................................................            -         295.0
   Accounts payable and accrued expenses..................................................          610.1     4,349.8
   Other..................................................................................          725.5       610.0
                                                                                                ----------- -----------
   Total gross deferred tax assets........................................................        6,060.1    12,398.3
   Less valuation allowance...............................................................        1,101.1     1,043.7
                                                                                                ----------- -----------
     Total deferred tax assets under U.S. GAAP............................................        4,959.0    11,354.6
                                                                                                ----------- -----------
Deferred tax liabilities:
   Property, plant and equipment..........................................................       18,708.4    21,279.2
   Inventories............................................................................        1,368.6     1,240.1
   Other..................................................................................          892.6       880.1
                                                                                                ----------- -----------
     Total deferred tax liability under U.S. GAAP.........................................       20,969.6    23,399.4
                                                                                                ----------- -----------
   Net deferred tax liability under U.S. GAAP.............................................       16,010.6    12,044.8
   Deferred tax recognized under Mexican GAAP affecting equity (see note 17B).............        6,185.4     5,001.2
                                                                                                ----------- -----------
   Excess of liability under U.S. GAAP over that recognized under Mexican GAAP............        9,825.2     7,043.6
   Less--U.S. GAAP deferred income taxes of acquired subsidiaries at date of acquisition..        5,711.8     6,178.3
   Inflation adjustment (note 2B).........................................................          173.3         -
                                                                                                ----------- -----------
   Net adjustment to stockholders' equity under U.S. GAAP.................................  Ps    4,286.7       865.3
                                                                                                ----------- -----------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


For the six months ended June 30, 2002 and 2003 (unaudited), deferred IT amounts represents income of Ps51.8 and expense of Ps234.7, respectively, with a net effect on stockholders' equity under U.S. GAAP of Ps(1.6) at June 30, 2003.

Management considers that there is existing evidence that, in the future, the Company will generate sufficient taxable income to realize the tax benefits associated with the deferred tax assets, and the tax loss carryforwards, prior to their expiration. In the event that present conditions change, and it is determined that future operations would not generate enough taxable income, or that tax strategies are no longer viable, the deferred tax assets' valuation allowance would be increased by a charge to income.

The Company records a valuation allowance for the estimated amount, of the recoverable tax on assets, which may not be realized due to the expiration of tax loss carryforwards. Through its continual evaluation of the effects of tax strategies, among other economic factors, during 2001 the Company increased the valuation allowance by approximately Ps470.9.

As mentioned in notes 2K and 17B, beginning in 2000, Bulletin D-4 requires the determination of deferred income tax through the asset and liability method, in a manner similar to U.S. GAAP. Nonetheless, there are certain specific differences in the application of Bulletin D-4 as compared to the calculation under SFAS 109 that give rise to differences in the reconciliation to U.S. GAAP. These differences arise from (i) the recognition of the accumulated initial balance as of January 1, 2000, which is recorded directly to stockholders' equity and, therefore, does not consider the provisions of APB Opinion 16 for the deferred tax consequences in business combinations made before January 1, 2000; (ii) the effects of deferred tax on the reconciling items between Mexican and U.S. GAAP, and (iii) for the years ended December 31, 2000 and 2001, some adjustments to Mexican GAAP recorded in the foreign subsidiaries for consolidation purposes were treated as permanent differences. For Mexican GAAP presentation purposes, deferred tax assets and liabilities are long-term items.

As of December 31, 2001 and 2002, net deferred tax liabilities under Bulletin D-4 of Ps6,248.4 and Ps5,052.0, respectively, affecting the Company's Mexican GAAP stockholders' equity after considering the deferred income tax effects of subsidiaries acquired recognized in Goodwill, were reversed for purposes of the U.S. GAAP reconciliation of stockholders' equity. In the reconciliation of net income for the years ended December 31, 2000, 2001 and 2002, deferred tax expenses of Ps614.3, Ps204.4 and income of Ps402.0, respectively, arising from Bulletin D-4 were reversed.

The Company also recorded a deferred tax liability for U.S. GAAP purposes, related to employees' statutory profit sharing ("ESPS") in Mexico, under the asset and liability method at the statutory rate of 10%. The principal effects of temporary differences that give rise to significant portions of the deferred ESPS liabilities at December 31, 2001 and 2002 are presented below:

                                                                              December 31,
                                                                      -----------------------------
                                                                          2001            2002
                                                                      -------------   -------------
Deferred assets:
   Employee benefits............................................  Ps        40.3            48.1
   Trade accounts receivable....................................            14.1            14.6
   Other........................................................            41.3            54.1
                                                                      -------------   -------------
Gross deferred assets under U.S. GAAP...........................            95.7           116.8
                                                                      -------------   -------------
Deferred liabilities:
   Property, plant and equipment................................         2,994.2         2,929.7
   Inventories..................................................           122.9           144.3
   Other........................................................           197.4           269.9
                                                                      -------------   -------------
Gross deferred liabilities under U.S. GAAP......................         3,314.5         3,343.9
                                                                      -------------   -------------
Net deferred liabilities under U.S. GAAP........................  Ps     3,218.8         3,227.1
                                                                      -------------   -------------

For the six months ended June 30, 2002 and 2003 (unaudited), deferred employees' statutory profit sharing represents expense of Ps66.1 and income of Ps19.8, respectively, with a net effect on stockholders' equity under U.S. GAAP of Ps(3,171.0) at June 30, 2003 (unaudited). For purposes of the condensed financial information presented under U.S. GAAP in note 23(o), ESPS expense, both current and deferred, is included in the determination of operating income. For Mexican GAAP presentation, ESPS expense, both current and deferred, is considered as a separate line item equivalent to income tax.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Bulletin D-4, for Mexican GAAP purposes, requires recognition of deferred ESPS for those temporary differences arising from the reconciliation of net income of the period and the taxable income for ESPS. In the reconciliation of net income to U.S. GAAP, a deferred ESPS expense of Ps50.6 in 2000 and Ps13.5 in 2001 and income of Ps18.9 in 2002, determined under Mexican GAAP, was reversed.

(c)  Other Employee Benefits

Vacations

Under Mexican GAAP, vacation expense is recognized when taken rather than during the period the employees earn it. In order to comply with SFAS 43, for the years ended December 31, 2000, 2001, 2002 and the six months ended June 30, 2002 and 2003 (unaudited), the vacation expense recorded for U.S. GAAP purposes was Ps9.0, Ps1.7, Ps5.5 and Ps4.5 and Ps4.5, respectively, with an accrual of Ps54.8 and Ps57.1 at December 31, 2001 and 2002, respectively, and Ps61.0 at June 30, 2003 (unaudited).

Severance

Under Mexican GAAP (Bulletin D-3), severance payments should be recognized in earnings in the period in which they are paid, unless such payments are used by an entity as a substitution of pension benefits, in which case, should be considered as a pension plan. Under U.S. GAAP, post-employment benefits for former or inactive employees, excluding retirement benefits, are accounted for under the provisions of SFAS 112, which requires recognition of certain benefits, including severance, over an employee's service life. For the years ended December 31, 2000, 2001, 2002 and the six months ended June 30, 2002 and 2003 (unaudited), the severance provisions recorded for U.S. GAAP purposes were expenses of Ps42.0, Ps7.7, Ps25.4 and Ps20.4 and Ps20.4, respectively, with an accrual of Ps251.5 and Ps262.6 at December 31, 2001 and 2002, respectively, and Ps280.0 at June 30, 2003 (unaudited). Severance payments relating to any specific event or restructuring are excluded from the SFAS 112 calculation.

Pension and other benefits

The Company accounts for employee pension benefits under Bulletin D-3, based on the net present value of the obligations determined by independent actuaries (see notes 2J and 13), in a manner similar to SFAS 87 "Employers' Accounting for pensions" under U.S. GAAP. Nonetheless, certain differences in assumptions led to minor differences in prior years between the amounts recognized under Mexican GAAP and those obtained under U.S. GAAP. These discrepancies were eliminated in the actuarial computations of 2000. For purposes of the U.S. GAAP reconciliation of net income, the Company recognized income of Ps5.3 in 2000, which was required to reverse the accrued adjustment.

In addition, as a result of the Company's acquisition of CEMEX, Inc. (formerly Southdown (see note 8A)) in 2000 and Puerto Rican Cement Company, Inc. ("PRCC") in 2002, the Company assumed a package of employee benefits, which include Pension, Retirement Savings Plan, Supplemental Executive Retirement Plan and Health and Life Insurance benefits. The benefit obligation and the net pension cost arising from CEMEX, Inc.'s and PRCC's employee benefits, have been recorded under Mexican GAAP and are included in the consolidated information with respect to the Company's pension plans, seniority premium and other postretirement benefits (see note 13).

Most of the Company's health care benefits are self-insured and administered on cost plus fee arrangements with major insurance companies or provided through health maintenance organizations. The Company also provides life insurance benefits to its active and retired employees. Generally, life insurance benefits for retired employees are reduced over a number of years from the date of retirement to a minimum level.

(d)  Capitalized Interest

Under Mexican GAAP, CEMEX capitalizes interest on property, machinery and equipment under construction. The amount of financing cost to be capitalized is comprehensively measured in order to include properly the effects of inflation. Therefore, the amount capitalized includes: (i) the interest cost of the debt incurred, plus (ii) any foreign currency fluctuations that results from the related debt, and less (iii) the monetary position result recognized on the related debt. Under U.S. GAAP, only interest is considered an additional cost of constructed assets to be capitalized and depreciated over the lives of the related assets. The U.S. GAAP reconciliation removes the foreign currency gain or loss and the monetary position result capitalized for Mexican GAAP derived from borrowings denominated in foreign currency.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


(e)  Minority Interest

Financing Transactions

For U.S. GAAP presentation purposes, see note 23(o), the preferred stock described in note 14E for a notional amount of U.S.$900 million (Ps10,047.6) and U.S.$650 million (Ps6,893.4) at December 31, 2001 and 2002, respectively, is presented as a separate component of mezzanine items, which are those included between the liabilities and the equity section on the balance sheets. As of June 30, 2003 (unaudited), resulting from the adoption of SFAS 150, preferred stock for a notional amount of U.S.$650 million (Ps6,799.0) is considered as a separate component within liabilities, see note 23(v). Under Mexican GAAP this instrument is presented as part of the minority interest stockholders' equity. Preferred dividends declared for the years ended December 31, 2000, 2001, 2002 and the six months ended June 30, 2002 (see note 14E) were recognized as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP, while for the six months ended June 30, 2003 (unaudited), preferred dividends were classified as interest cost under U.S. GAAP.

For U.S. GAAP presentation purposes, see note 23(o), the capital securities described in note 14E for a notional amount of U.S.$250 million (Ps2,556.8) and U.S.$66 million (Ps700.0) at December 31, 2001 and 2002, respectively, are presented as a separate component of mezzanine items. As of June 30, 2003 (unaudited), resulting from the adoption of SFAS 150, capital securities for a notional amount of U.S.$66 million (Ps690.4) are considered as a separate component within liabilities, see note 23(v). Under Mexican GAAP these instruments are presented as part of the minority interest in stockholders' equity. Capital securities dividends declared during the years ended December 31, 2000, 2001, 2002 and June 30, 2002 (see note 14E) were recorded as part of the minority interest in the consolidated income statements under both Mexican and U.S. GAAP, while for the six months ended June 30, 2003 (unaudited), capital securities dividends were classified as interest cost under U.S. GAAP.

As described in note 14F, related to a transaction entered into in December 31, 1995, the Company had outstanding obligations of U.S.$96.3 million (Ps984.9), U.S.$90.6 million (Ps960.7) and U.S.$67.3 million (Ps704.0) at December 31, 2001, 2002 and June 30, 2003, respectively. For U.S. GAAP purposes the amount outstanding under this arrangement is treated as debt. Under Mexican GAAP this transaction has been treated as minority interest. The Company's cost of retaining its option to reacquire the contributed assets during the years ended December 31, 2000, 2001, 2002 (see note 14F) and the six months ended June 30, 2002 and 2003 (unaudited), was recorded as part of the financial expense in the consolidated income statements under both Mexican and U.S. GAAP.

U.S. GAAP adjustments on minority interest

Under Mexican GAAP the minority interest in consolidated subsidiaries is presented as a separate component within the stockholders' equity section in the consolidated balance sheets. According to U.S. GAAP, minority interest is excluded from consolidated stockholders' equity and classified as a separate component between total liabilities and stockholders' equity in the consolidated balance sheets (see note 23(o)). The U.S. GAAP adjustment to stockholders' equity included herein represents the minority interests in the Company's subsidiaries determined in accordance with U.S. GAAP.

(f)  Depreciation

One of the Company's subsidiaries in Colombia records depreciation expense utilizing the sinking fund method. This methodology for depreciation was in place before CEMEX acquired the subsidiary in 1997. For Mexican GAAP purposes, CEMEX has maintained this accounting practice due to tax consequences in Colombia arising from a change in methodology and the immateriality of the effects in the Company's consolidated results. For U.S. GAAP purposes, depreciation is calculated on a straight-line basis over the estimated useful lives of the assets. As a result, for the years ended December 31, 2000, 2001, 2002 and for the six months ended June 30, 2002 and 2003 (unaudited), expense of Ps84.9, expense of Ps43.3, income of Ps12.7, expense of Ps5.0 and income of Ps29.3, respectively, have been reflected in the reconciliation of net income to U.S. GAAP.

Additionally, as a result of the application of APB 16 in the acquisition of Solid (formerly Rizal), one of the Company's subsidiaries in the Philippines, for U.S. GAAP purposes, the Company reduced the value of its fixed assets by Ps210.1 in 2001 and Ps212.7 in the six months ended June 30, 2002 (unaudited), net of depreciation, corresponding to the portion of the appraisal value, determined at the acquisition date, related to the minority owners.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The change in the appraised fixed assets amount under U.S. GAAP resulted in a decrease in the depreciation expense under U.S. GAAP of Ps28.0 and Ps25.7 for the years ended December 31, 2000 and 2001, respectively, and Ps13.9 in June 30, 2002 (unaudited). As mentioned in note 8A, during July 2002, CEMEX acquired the remaining 30% economic interest in Solid from the minority shareholders. As a result, the Company reversed the adjustment made to the fixed assets appraised amount against minority interest, given that the reversed amount is part of the proportional net assets fair value assigned to the 30% economic interest acquired. Resulting from the minority interest acquisition during 2002, there is no further effect on earnings under U.S. GAAP related to the decrease in the depreciation expense and the adjustment was eliminated in the year-end 2002.

(g)  Accruals for Contingencies

For Mexican GAAP purposes, the Company has recorded accruals for certain contingencies that do not meet the accrual criteria of SFAS 5 of U.S. GAAP. Our Spanish subsidiary has recorded a liability for guarantees given to third parties by former subsidiaries and other general accruals. At the balance sheet dates the likelihood of a loss occurring is considered to be possible but not probable. Therefore, the Company does not consider that the criteria of SFAS 5 "Accounting for Contingencies" for accrual was met, and the recorded liabilities were reversed for U.S. GAAP purposes.
In addition, with respect to the contingencies described in note 21, for which an accrual has not been provided under Mexican GAAP, as of December 31, 2001 and 2002, the Company considers that while it is reasonably possible for a loss to occur as a result of these assessments, the likelihood of a loss is not probable. Therefore, the Company does not consider that the criteria of SFAS 5 for accrual were met.

(h)  Affiliated Companies

The Company has adjusted its investment and equity in the earnings of affiliated companies for the Company's share of the approximate U.S. GAAP adjustments applicable to these affiliates.

(i)  Inflation Adjustment of Machinery and Equipment

For purposes of the reconciliation to U.S. GAAP, fixed assets of foreign origin are restated by applying the inflation rate of the country that holds the assets, regardless of the assets' origin countries, instead of using the methodology of Bulletin B-10, under which fixed assets of foreign origin are restated by applying a factor that considers the inflation of the asset's origin country, not the inflation of the country that holds the asset, and the fluctuation of the functional currency (currency of the country that holds the asset) against the currency of the asset's origin country. Depreciation expense is based upon the revised amounts.

(j)  Temporary Equity from Forward Contracts

As mentioned in notes 14F and 16A to the financial statements, during 1999 the Company entered into equity forward contracts with an original maturity in December 2002, in connection with its appreciation warrants transaction. In December 2002, prior to their expiration, CEMEX renegotiated the extension of the forward contracts until December 2003. As a condition of this extension, the Company agreed to pay U.S$98.3 million (Ps1,028.2) to the counterparties, an amount charged to stockholders' equity under Mexican GAAP, representing the difference between the cash redemption amount of the forward contracts and the market value of the underlying shares at the date of the agreements. The U.S.$98.3 million was deducted by the counterparties from the prepayments that the Company made periodically toward the forwards final price since the inception of the contracts. Until December 31, 2002, according to EITF 00-19, forward contracts involving the Company's own stock that will be physically settled by delivering cash should be initially measured at fair value and recorded in permanent equity, and an amount equivalent to the cash redemption at the date of reporting, should be reclassified to temporary equity, which is to be considered as a mezzanine item for balance sheet presentation under U.S. GAAP. As a result, for purposes of reconciliation, the Company presents a reduction to its stockholders' equity under Mexican GAAP of approximately Ps5,932.7 (U.S.$605.8) in 2001 and Ps5,724.0 (U.S.$545.2) in 2002, which represents the cash obligation plus the advanced payments of the Company under the forward contracts at the reporting date and is presented as a mezzanine item (Temporary equity) for purposes of note 23(o). As a result of the adoption of SFAS 150 in 2003, see note 23(v), as of June 30, 2003 (unaudited), the cash redemption amount gross of the advanced payments of Ps5,764.2 (U.S.$551.1 million), was reclassified from permanent equity to a separate component within liabilities. The obligation presented, which is net of prepayments, amounts to Ps4,707.1 (U.S.$450.0 million). Under Mexican GAAP, since inception, the shares sold to the counterparties have been treated as permanent equity.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Under Mexican GAAP, since inception, these forward contracts have been treated as equity transactions, and gains or losses are recognized upon settlement as an adjustment to stockholders' equity. Under Mexican GAAP the difference between the original proceeds of the sale and the forward price, which is periodically paid to the counterparties, is treated as a prepayment toward the forward contracts' final price and is presented as accounts receivable. For purposes of the net income reconciliation to U.S. GAAP, the amount prepaid and considered as accounts receivable, has been also considered as a preferred dividend, in a manner similar to a mandatorily redeemable preferred stock, and has been charged to net income under U.S. GAAP against stockholders' equity, resulting in an interest cost for the years ended December 31, 2000, 2001, 2002 and for the six months ended June 30, 2002 and 2003 (unaudited) of approximately Ps494.3, Ps449.5, Ps523.9 and Ps169.5 and Ps68.9, respectively (Ps417.0, Ps372.9, Ps434.9 and Ps143.7 and Ps57.2, respectively, after the related deferred income tax effect). There was no change in the income statement accounting treatment of this transaction resulting from the adoption of SFAS 150 during 2003, see note 23(v). The amount of US$98.3 recognized as a loss in stockholders' equity under Mexican GAAP during 2002 was not reclassified through net income in the reconciliation to U.S. GAAP, since such amount has been periodically charged to earnings under U.S. GAAP as part of the preferred dividends. At maturity of the forward contracts, assuming the shares are repurchased, the reacquired shares will be treated as an equivalent of treasury shares.

 (k) Other U.S. GAAP Adjustments

Inventory costs--Until December 31, 1999, as permitted by Mexican GAAP, certain inventories of manufactured product were valued under the direct cost system, which includes material, labor and other direct costs. For purposes of complying with U.S. GAAP, inventories must be valued under the full absorption cost method, including all costs and expenses necessary for the manufacturing process. Beginning January 1, 2000, the Company adopted the full absorption cost method in all its producing facilities; therefore, for the year ended December 31, 2000, the reconciling item arising from this difference was eliminated, recognizing an expense of Ps70.2 in the reconciliation of net income to U.S. GAAP.

Capitalization of costs of computer development under U.S. GAAP--Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use", requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software and that costs related to the preliminary project stage and the post-implementation/operations stage (as defined in SOP 98-1) in an internal-use computer software development project be expensed as incurred. The estimated average useful lives period to amortize these capitalized costs is between 3 and 5 years.

For the years ended December 31, 2000, 2001, 2002 and the six months ended June 30, 2002 and 2003 (unaudited), the effect of capitalizing these costs in the reconciliation of net income to U.S. GAAP, net of amortization, led to income of Ps127.0 and expense of Ps222.6, Ps198.2, Ps108.6 and Ps192.8, respectively, with an effect of income in the stockholders' equity reconciliation to U.S. GAAP at December 31, 2001, 2002 and June 30, 2003 (unaudited) of Ps429.9, Ps265.5 and Ps81.1, respectively. Beginning in 2001, in connection with the Company's decision to significantly enhance and/or replace, on a worldwide basis, all of its critical software systems under an effort denominated "CEMEX Way", for accounting purposes under Mexican GAAP, the Company began the capitalization of costs associated with developing and implementing new software (see note 9) resulting in a capitalization under Mexican GAAP for the years ended December 31, 2001 and 2002 of Ps1,423.7 and Ps1,692.0, net of amortization. As a result, in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2001, 2002 and the six months ended June 30, 2002 and 2003 (unaudited), the reconciling item refers exclusively to the amortization of the accrued capitalized amount until December 2000.

Deferred charges--Other deferred charges, net of accumulated amortization, that did not qualify for deferral under U.S. GAAP were reversed through earnings under U.S. GAAP in the period incurred, resulting in income of Ps137.6 in 2000, expense of Ps177.2 in 2001, expense of Ps283.1 in 2002, expense of Ps138.2 and in the six months ended June 30, 2002; during the first six months ended June 30, 2003 (unaudited) under Mexican GAAP nothing which did not qualify for deferral under U.S. GAAP was deferred. The net effect in the stockholders' equity reconciliation to U.S. GAAP was a decrease of Ps381.0, Ps632.9 and Ps131.3 at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively. Mexican GAAP allowed the deferral of these items.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Asset Retirement Obligations--Effective January 1, 2003, SFAS 143 "Accounting for Asset Retirement Obligations", requires entities to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development, and/or normal use of the assets. Such liability would be recorded against a corresponding asset that is depreciated over the life of the long-lived asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Resulting from the adoption of SFAS 143, the Company identified an obligation in its subsidiary in the United States, recording a liability of approximately U.S.$34.9 million (Ps365.1) against an asset of approximately U.S.$23.4 million (Ps244.6) and a cumulative effect from the change in accounting principle in earnings of approximately U.S.$11.5 million (Ps120.3), representing the accumulated depreciation of the asset as of the adoption date. Also effective January 1, 2003, Mexican GAAP's Bulletin C-9 adopted the same requirement but, the cumulative effect from the adoption, should be recognized as an adjustment to equity; therefore, the reconciling item presented in the reconciliation of net income to U.S. GAAP refers to the reclassification of the cumulative effect from adoption from stockholders' equity under Mexican GAAP to net income under U.S. GAAP.

Monetary position result--Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the weighted average inflation factor for the period.

Reclassifications--Non-cement related assets under Mexican GAAP (see note 7) of Ps354.8, Ps370.0 and Ps363.6, as of December 31, 2001, 2002 and June 30, 2003
(unaudited), respectively, were reclassified to long-term assets for purposes of the condensed financial information under U.S. GAAP in note 23(o). These assets are stated at their estimated fair value. Estimated costs to sell these assets are not significant.

(l)  Financial Instruments

Derivative Financial Instruments (see notes 2N, 11, 12 and 16)

Effective January 1, 2001, companies reporting under U.S. GAAP adopted SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", as amended, which establishes that all derivative instruments (including certain derivative instruments embedded in other contracts) should be recognized in the balance sheet as assets or liabilites at their fair values and changes in fair value are recognized immediately in earnings, unless the derivatives qualify as hedges of future cash flows. For derivatives qualifying as hedges of future cash flows, the effective portion of changes in fair value is recorded temporarily in equity, and then recognized in earnings along with the related effects of the hedged items. Any ineffective portion of a hedge is reported in earnings as it occurs.

Under Mexican GAAP, effective January 1, 2001, the Company adopted Bulletin C-2 "Financial Instruments" (see note 2N), which establishes a methodology similar to that of SFAS 133. The main differences between SFAS 133 and Bulletin C-2 relate to the rules for hedge accounting. SFAS 133 provides specific rules for qualifying for hedge accounting and is precise as to which transactions are outside the scope of the statement, while under Bulletin C-2, hedge accounting is based on the Company's intention and designation, providing that the underlying hedged asset or liability is already recognized in the balance sheet. Bulletin C-2 does not provide guidance for hedging forecasted transactions, for cash flow hedges, for own equity derivative instruments nor for risk management instruments entered into to protect the Company's net investment in foreign subsidiaries; therefore, such contracts have been accounted for in accordance to SFAS 133 or with other U.S. GAAP accounting pronouncements as appropriate. Fair value hedges as defined by U.S. GAAP are precluded by Mexican GAAP since it is not permitted to record primary hedged instruments at fair value.

As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the differences in derivative instruments' hedge accounting between Mexican and U.S. GAAP, as they relate to the Company, led to certain adjustments in the reconciliations of stockholders' equity and net income to U.S. GAAP, as well as reclassifications in the condensed financial information under U.S. GAAP of note 23(o), which are explained as follows:

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


o During 2001, the estimated fair value of interest rate swaps negotiated to exchange fixed for floating rates, or vice versa, designated as hedges of underlying debt transactions under Mexican GAAP, was not recognized in the balance sheet pursuant to the hedge designation (see note 2N). For the year ended as of December 31, 2001 and the six months ended June 30, 2002 (unaudited), for purposes of the reconciliation of stockholders' equity and net income to U.S. GAAP, the Company did not designate these interest rate swaps as accounting hedges under SFAS 133; therefore, changes in the estimated fair value were recognized, resulting in income of approximately Ps31.5 (U.S.$3.2 million) and expense of Ps54.4 million (U.S.$5.2 million), respectively (see notes 11 and 12A). Beginning in 2002, the Company applied under Mexican GAAP the accounting provisions of cash flow hedges, in a manner equivalent to the rules set forth in SFAS 133. As a result, after fulfilling the hedging documentation requirements and effectiveness tests, beginning as of the designation date in June 30, 2002, the estimated fair value of the hedging instruments and changes thereon have been recognized in the balance sheet against the deficit in equity restatement within stockholders' equity, which is equivalent in Mexico to Other Comprehensive Income ("OCI") as defined in U.S. GAAP (see notes 11 and 12). For the year ended December 31, 2002 and the six months ended June 30, 2003 (unaudited), changes in the estimated fair value of interest rate derivatives, other than those designated as cash flow hedges, have been recorded through the income statement under Mexican GAAP (see notes 11 and 12), consistently with U.S. GAAP.

o As discussed in notes 11 and 12B, the Company recorded net assets of U.S.$242.9 million (Ps2,484.2), U.S.$244.9 million (Ps2,597.3) and U.S.$79.2 million (Ps828.4) as of December 31, 2001, 2002 and June 30, 2003 (unaudited), related to the fair value adjustments of certain Cross Currency Swaps. Under U.S. GAAP, the amounts do not qualify for net presentation and thus have been shown gross for purposes of the condensed financial information under U.S. GAAP presented in note 23(o).

   As a result, under U.S. GAAP as of December 31, 2001, long-term debt increased U.S.$175.9 million (Ps1,798.9) against non-current assets, representing the portion of the estimated fair value attributable to the changes in the exchange rates between the beginning of the CCS and year-end; and U.S.$14.8 million (Ps151.3), corresponding to the portion of the estimated fair value attributable to accrued interest, was reclassified and increased current liabilities against current assets. Likewise, at December 31, 2002, in respect to the portion of the estimated fair value attributable to changes in the exchange rates, short-term debt decreased U.S.$2.9 million (Ps30.7) against current assets and long-term debt increased U.S.$177.1 million (Ps1,878.2), including prepayments, against non-current assets; while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$25.9 million (Ps274.6) against current assets. As of June 30, 2003 (unaudited), in respect to the portion of the estimated fair value attributable to changes in the exchange rates, short-term debt decreased U.S.$52.9 million (Ps553.3) against current assets and long-term debt increased U.S.$63.7 million (Ps666.3), including prepayments, against non-current assets; while in respect of the portion of the estimated fair value attributable to accrued interest, current liabilities increased U.S.$19.1 million (Ps199.8) against current assets.

See note 23 (v) for changes in accounting principles regarding the Company's equity forward contracts in its own shares resulting from the adoption of SFAS 150.

All other derivative instruments, with the exception of those described above and the equity forwards described in note 23(j) and 23(v), entered into by the Company and disclosed in notes 11, 12 and 16, have been accounted under Mexican GAAP consistently with the provisions of U.S. GAAP. In respect to the interest rate derivative instruments that hedge forecasted debt transactions (see note
12A), as of December 31, 2002, the maximum length of time over which the Company is hedging its exposure to the variability in future cash flows associated with the interest rates of new debt issuances or debt renegotiations is up to six months between the settlement date of the instrument and the occurrence of the underlying debt transaction.

For all hedging relationships for accounting purposes, the Company formally documents the hedging relationship and its risk-management objective and strategy for undertaking the hedge, the hedging instrument, the item, the nature of the risk being hedged, how the hedging instrument's effectiveness in offsetting the hedged risk will be assessed, and a description of the method of measuring ineffectiveness. This process includes linking all derivatives that are designated as cash-flow, or foreign-currency hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the Company has not designated any derivative instrument as a fair value hedge for accounting purposes under both Mexican GAAP and U.S. GAAP.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively.

Fair Value of Financial Instruments

The carrying amount of cash, trade accounts receivable, other accounts receivable, trade accounts payable, other accounts payable and accrued expenses and short-term debt, approximates fair value because of the short-term maturity of these financial assets and liabilities.

Marketable securities and long-term investments are accounted for at fair value, which is based on quoted market prices for these or similar instruments.

The carrying value of the Company's long-term debt and the related fair value based on quoted market prices for the same or similar instruments or on current rates offered to the Company for debt of the same remaining maturities (or determined by discounting future cash flows using borrowing rates currently available to the Company) at December 31, 2002 is summarized as follows:

                                   Carrying amount         Estimated fair value
                                   ---------------------------------------------
Bank loans.....................Ps            26,249.6                26,237.4
Notes payable..................              27,036.3                27,054.0
                                   ---------------------------------------------

As discussed in notes 2D and 14D, the Company has designated certain debt as hedges of its investment in foreign subsidiaries and, for Mexican GAAP purposes, records foreign exchange fluctuations on such debt in equity. For purposes of the U.S. GAAP net income reconciliation, expense of Ps1,569.3 in 2000, income of Ps616.7 in 2001 and expense of Ps2,488.1 in 2002, were recognized as foreign exchange results since the related debt does not meet the conditions set forth in SFAS 52 for hedge accounting purposes, given that the currencies involved do not move in tandem.

(m)  Stock Option Programs

Beginning in 2001, for financial reporting under Mexican GAAP, the Company accounts for its stock option programs (see note 15) using a methodology that is consistent with the rules set forth by APB Opinion No. 25 ("APB 25") under U.S GAAP. According to APB 25, compensation cost should be recognized in the financial statements under the intrinsic cost method, which represents the difference between the strike price and the market price of the stock at the reporting date, for all plans that do not meet the following characteristics:
(i) the exercise price established in the option is equal to the quoted market price of the stock at the measurement date, (ii) the exercise price is fixed for the option's life, and (iii) the option's exercise is hedged through the issuance of new shares of common stock. After taking into account these characteristics, no compensation cost is recognized for the Company's fixed program (see note 15A), while compensation cost is periodically determined, beginning in 2001, for the Company's variable program (see note 15C) and voluntary programs (see note 15D) and beginning in 2002, for its special program (see note 15B). Stock options activity during 2001 and 2002, the balance of options outstanding as of December 31, 2001 and 2002 and other general information regarding the Company's stock option programs is presented in note 15.

The Company covers the potential future exercise of its programs, with the exception of the fixed program, through equity forward contracts in the Company's own stock that have been designed as hedges of the programs. For the years ended December 31, 2001 and 2002, the Company recognized in the income statement under Mexican GAAP a gain of approximately U.S.$28.7 million (Ps293.5) and a loss of approximately U.S.$47.1 million (Ps499.5), respectively, from changes in the estimated fair value of the forward contracts.

Under U.S. GAAP, SFAS 123 "Accounting for Stock-Based Compensation", requires compensation cost for stock option plans to be determined based on the options' fair value at the grant date, using a qualified option-pricing model, and recorded in results of operations during the options vesting period after which no further recognition is required.

For the years ended December 31, 2000, 2001 and 2002, had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS 123, using the Black-Scholes pricing model, the Company's net income would have been reduced to the pro forma amounts indicated below:

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


                                                                                               2001
                                                               -------------------------------------------------------
                                                                                Fixed      Variable
                                                                   2000        program      program         Total
                                                               ------------- ------------ ------------  --------------
Net income, as reported (Mexican GAAP)..................... Ps    10,614.5                                12,045.6
   Cost of options granted according to SFAS 123...........         (215.6)       (277.4)     (209.4)       (486.8)
   Result from voluntary exchange program, net (note 15)...           -            226.7          -          226.7
   Reversal of cost recognized under APB 25................           -             -          150.4         150.4
                                                               ------------- ------------ ------------  --------------
Approximate net income, pro forma..........................       10,398.9                                11,935.9
                                                               -------------                            --------------
Basic earnings per share, as reported...................... Ps        2.57                                    2.82
                                                               -------------                            --------------
 Basic earnings per share, pro forma....................... Ps        2.52                                    2.80
                                                               -------------                            --------------


                                                                                        2002
                                                               -------------------------------------------------------
                                                                 Special      Variable     Voluntary        Total
                                                                 program       program     programs
                                                               ------------- ------------ ------------  --------------
Net income, as reported (Mexican GAAP)..................... Ps                                             5,517.6
   Cost of options granted according to SFAS 123...........          (9.5)       (162.1)       (18.3)       (189.9)
   Reversal of cost recognized under APB 25................           -             -           53.0          53.0
                                                               ------------- ------------ ------------  --------------
Approximate net income, pro forma..........................                                                5,380.7
                                                                                                        --------------
Basic earnings per share, as reported...................... Ps                                                  1.23
                                                                                                        --------------
Basic earnings per share, pro forma........................ Ps                                                  1.20
                                                                                                        --------------

The amount of income presented in the pro forma calculations of Ps226.7 in 2001, represents the difference between the intrinsic value amount at the exchange date paid to the executives for the repurchase of their options of approximately Ps674.2, recorded as an expense under Mexican GAAP in 2001, and the expense determined under SFAS 123 of approximately Ps447.5, representing the options unvested fair value at the date of issuance, which was accelerated as a result of the exchange program. The reason for the reversal in the pro forma calculations, of the expense recognized under Mexican GAAP, is that such amount had been previously expensed in the pro forma calculations as part of the cost under SFAS 123 in prior years and as part of the accelerated amortization of the unrecognized cost discussed above.

The assumptions for the Black-Scholes model for the options granted during each year were:

                                                        2000           2001            2002
                                                    -------------- --------------  --------------
Expected dividend yield.............................     2%             2%              2%
Volatility..........................................     30%            25%             25%
Range of risk free interest rates...................    12.5%       4.9% - 9.8%     3.6% - 4.8%
Weighted average tenure.............................  10 years       10 years        9.8 years
                                                    -------------- --------------  --------------

(n)  Supplemental Cash Flow Information under U.S. GAAP

Under Mexican GAAP, statements of changes in financial position identify the sources and uses of resources based on the differences between beginning and ending financial statements in constant pesos. Monetary position results and unrealized foreign exchange results are treated as cash items in the determination of resources provided by operations. Under U.S. GAAP (SFAS 95), statements of cash flows present only cash items and exclud non-cash items. SFAS 95 does not provide guidance with respect to inflation-adjusted financial statements. The differences between Mexican GAAP and U.S. GAAP in the amounts reported is mainly due to (i) elimination of inflationary effects of monetary assets and liabilities from financing and investing activities against the corresponding monetary position result in operating activities, (ii) elimination of foreign exchange results from financing and investing activities against the corresponding unrealized foreign exchange result included in operating activities and (iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented in millions of pesos on a historical peso basis and is not presented in pesos of constant purchasing power:

                                                                                                (Unaudited)
                                                                                              Six Months Ended
                                                       Years Ended December 31,                   June 30,
                                                  ------------------------------------  ----------------------------
                                                      2000        2001        2002          2002           2003
                                                  ------------------------------------  -------------  -------------
Net cash provided by operating activities..... Ps       9,651.4     18,786.5     9,526.4    5,135.3        1,543.2
Net cash provided by (used in) financing
   activities.................................         19,136.6     (9,250.1)   (1,323.7)  (1,698.4)       4,069.6
Net cash used in investing activities.........        (29,930.8)    (8,433.3)   (8,380.4)  (2,658.1)      (1,944.0)
                                                  ------------------------------------  -------------  -------------


Net cash flow from operating activities reflects cash payments for interest and income taxes as follows:

                                                                                                (Unaudited)
                                                                                              Six Months Ended
                                                       Years Ended December 31,                  June 30,
                                                  ------------------------------------  ----------------------------
                                                       2000        2001        2002          2002           2003
                                                   ------------------------------------  -------------  -------------
Interest paid................................. Ps       4,491.3      3,594.9     3,467.1   1,591.5        2,175.6
Income taxes paid.............................          1,106.3        559.2     1,350.3     872.5          291.1
                                                   ------------------------------------  -------------  -------------

Non-cash activities are comprised of the following:

1. Acquisition of fixed assets through capital leases amounting to Ps749.8 in 2000 and Ps23.2 in 2001. The Company did not acquire assets through capital leases during 2002.

2. Liabilities assumed through the acquisition of businesses (see note 8A) were Ps5,984.6 in 2000, Ps275.6 in 2001 and Ps1,873.7 in 2002.

(o)   Condensed Financial Information under U.S. GAAP

The following table presents consolidated condensed income statements for the years ended December 31, 2000, 2001 and 2002, and for the six months ended June 30, 2002 and 2003, prepared under U.S. GAAP, and includes all differences described in this note as well as certain other reclassifications required for purposes of U.S. GAAP:

                                                                                                     (Unaudited)
                                                           Years Ended December 31,            Six Months Ended June 30,
                                                  ----------------------------------------------------------------------
Statements of income                                  2000           2001           2002          2002         2003
                                                  -------------- -------------- ----------------------------------------
Net sales..................................... Ps     59,712.9       67,217.0       68,045.3    33,598.5     36,128.5
Gross profit..................................        25,365.2       28,369.7       29,386.8    14,946.7     14,902.4
Operating income..............................        14,534.0       10,744.4       10,998.2     6,334.7      6,412.8
Comprehensive financial result................        (2,834.8)       3,319.7       (5,970.3)   (2,425.1)      (613.9)
Other expenses, net...........................          (443.8)        (631.5)        (969.9)     (961.7)      (647.2)
Income tax (including deferred)...............        (1,810.8)      (1,884.3)       1,597.9      (412.8)      (774.7)
Equity in income of affiliates................           384.0          325.6          459.7       187.7        228.2
                                                  -------------- -------------- ----------------------------------------
Consolidated net income.......................         9,828.6       11,873.9        6,115.6     2,722.8      4,605.1
                                                  -------------- -------------- ----------------------------------------
Minority interest net income..................           554.8        1,120.2          403.3       384.6          9.4
                                                  -------------- -------------- ----------------------------------------
Majority interest net income before
   cumulative effect of accounting change.....         9,273.8       10,753.7        5,712.3     2,338.2      4,595.7
                                                  -------------- -------------- ----------------------------------------
Cumulative effect of accounting change........             -              -              -             -      (647.5)
                                                  -------------- -------------- ----------------------------------------
Majority interest net income.................. Ps      9,273.8       10,753.7        5,712.3     2,338.2      3,948.2
                                                  -------------- -------------- ----------------------------------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The following table presents consolidated condensed balance sheets at December 31, 2001 and 2002, and at June 30, 2003 prepared under U.S. GAAP, including all differences and reclassifications as compared to Mexican GAAP described in this note 23:

                                                                                                        (Unaudited)
                                                                           At December 31,              at June 30,
                                                                  ---------------------------------- -------------------
   Balance sheets                                                       2001             2002               2003
                                                                  ----------------- ---------------- -------------------
   Current assets............................................. Ps     22,310.9          20,159.7             25,328.4
   Investments and non-current assets.........................         9,060.1           7,643.0              7,449.9
   Property, machinery and equipment..........................        96,071.2          99,239.7             97,565.8
   Deferred charges...........................................        37,741.9          44,446.5             48,033.8
                                                                  ----------------- ---------------- -------------------
       Total assets...........................................       165,184.1         171,488.9            178,377.9
                                                                  ----------------- ---------------- -------------------
   Current liabilities........................................        28,798.0          36,561.1             44,537.3
   Long-term debt.............................................        39,810.0          41,692.2             33,724.5
    Shares subject to mandatory redemption:
       Putable capital securities (see note 14E)..............             -                 -                  690.4
       Temporary equity.......................................             -                 -                4,707.1
       Preferred stock (see note 14E).........................             -                 -                6,799.0
   Other non-current liabilities..............................        21,571.3          22,455.7             28,704.7
                                                                  ----------------- ---------------- -------------------
       Total liabilities......................................        90,179.3         100,709.0            119,163.0
                                                                  ----------------- ---------------- -------------------
   Mezzanine items:
       Putable capital securities (see note 14E)..............         2,448.3             692.9              -
       Temporary equity.......................................         5,932.7           5,724.0              -
       Preferred equity (see note 14E)........................         8,813.6           6,823.9              -
       Minority interest......................................         8,114.5           5,254.0             4,646.7
                                                                  ----------------- ---------------- -------------------
           Total mezzanine items..............................        25,309.1          18,494.8             4,646.7
                                                                  ----------------- ---------------- -------------------
       Stockholders' equity including cumulative effect of
           accounting change..................................        49,695.6          52,285.0             54,568.2
                                                                  ----------------- ---------------- -------------------
       Total liabilities and stockholders' equity............. Ps    165,184.0         171,488.8            178,377.9
                                                                  ----------------- ---------------- -------------------

For purposes of the consolidated condensed financial statements showned in the tables above, the prior periods figures were restated to constant pesos as of June 30, 2003 using the Mexican inflation rate, to comply with requirements of Regulation S-X, instead of the weighted average inflation factor used by the CEMEX under Mexican GAAP (see note 2B).

(p)  Restatement to Constant Pesos of Prior Years

The following table presents summarized financial information under Mexican GAAP of the consolidated income statements and balance sheets, in constant Mexican pesos as of June 30, 2003 using the Mexican inflation rate:

                                                                                                         (Unaudited)
                                                                                                      Six Months Ended
                                                             Years Ended December 31,                     June 30,
                                               ------------------------------------------------------ ------------------
                                                     2000                2001              2002              2002
                                               ----------------   ----------------- ----------------- ------------------
   Sales.................................. Ps      60,379.1           67,800.0            68,691.8           33,915.6
   Gross profit...........................         26,640.0           29,663.7            30,315.0           15,367.2
   Operating income.......................         17,765.9           16,191.1            13,757.1            7,414.7
   Majority interest net income...........         10,734.7           11,534.2             5,462.0            3,576.5
                                               ----------------   ----------------- ----------------- ------------------
   Current assets.........................                     Ps     22,712.9            20,499.9
   Non-current assets.....................                           136,228.8           146,785.6
   Current liabilities....................                            22,980.3            31,012.8
   Non-current liabilities................                            56,128.6            63,297.8
   Majority interest stockholders' equity.                            60,487.4            60,305.7
   Minority interest stockholders' equity.                            19,345.4            12,669.2
                                                                  ----------------- -----------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


(q)  Environmental Costs

Environmental expenditures related to current operations are expensed or capitalized, as appropriate. Remediation costs related to an existing condition caused by past operations are accrued when it is probable that these costs will be incurred and can be reasonably estimated. CEMEX accrues for losses associated with environmental remediation obligations when such losses are probable and reasonably estimable. Costs of future expenditures for environmental remediation obligations are not discounted to their present value. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable. Other than, those contingencies disclosed in note 21G, the Company is not currently facing other material situations, which might result in the recognition of an environmental remediation liability.

(r)  Supplemental Debt Information

At December 31, 2001, 2002 and June 30, 2003 (unaudited), due to the Company's ability and its intention to refinance short-term debt with the available amounts of the committed long-term lines of credit, U.S.$546 million (Ps5,711.2), U.S.$450 million (Ps4,707.0) and U.S.$585 million (Ps6,119.1), respectively, were reclassified from short-term debt to long-term debt under Mexican GAAP (see note 12). For purposes of the condensed information under U.S. GAAP of note 23(o), this reclassification was reversed given that under U.S. GAAP, the reclassification is precluded when the long-term agreements contain "Material Adverse Events" clauses, which in the case of the Company are customary covenants.

(s)  Impairment of Long Lived Assets

As noted at the beginning of note 23, for purposes of the reconciliation to U.S. GAAP, CEMEX adopted SFAS 142 and SFAS 144 effective January 1, 2002. SFAS 142 eliminates the amortization of goodwill and indefinite-lived intangible assets, and addresses the amortization of intangible assets with finite lives and impairment testing and recognition for goodwill and intangible assets. SFAS 144 establishes a single model for the impairment of long-lived assets and broadens the presentation of discontinued operations to include disposal of an individual business. As a result of such adoption, beginning January 1, 2002, amortization ceased for goodwill under U.S. GAAP.

In connection with SFAS 142's transitional goodwill impairment evaluation, the statement requires an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was also required to determine the fair value of each reporting unit and compare it to the its related carrying amount within six months of January 1, 2002. To the extent the fair value of the reporting unit exceeds its corresponding carrying amount there is no requirement to recognize an impairment loss. Upon adoption, SFAS 142 required the Company to determine its reporting units, as defined, for purposes of assessing fair value in determining the potential impairment at transition and in future periods. CEMEX's geographical segments under SFAS 131 are also its reporting units under SFAS 142, based on the similarities as defined in SFAS 142 of the components of the operating segments (cement, ready-mix concrete, aggregates and other construction materials). No impairment charges were required as a result of the transitional goodwill impairment evaluation performed for the recorded goodwill as of January 1, 2002.

As a result of the implementation of SFAS 142 and 144 during 2002, pursuant to which goodwill is defined as an intangible asset with indefinite life and is no longer amortized, the Company ceased the amortization of the net amounts of goodwill as of December 31, 2001; therefore such amounts will be fixed and subject to the impairment test as required by the new rules. For the year ended December 31, 2002, goodwill under Mexican GAAP continued to be an amortizable intangible asset. In compliance with the accounting rules set forth by SFAS, the Company assesses goodwill and indefinite-lived intangibles for impairment annually unless events occur that require more frequent reviews. Long-lived assets, including amortizable intangibles, are tested for impairment if impairment triggers occur. Discounted cash flow analyses are used to assess the possible impairment of both, amortizable and non-amortizable intangible assets, while undiscounted cash flow analyses are used to assess long-lived asset impairment.

As previously discussed in note 23(a), for U.S. GAAP purposes, goodwill amounts are carried in the reporting unit's functional currency and restated by the inflation factor of the reporting unit's country and then translated into Mexican pesos at the exchange rates prevailing at the reporting date. Under Mexican GAAP, goodwill amounts are carried in the currencies of the reporting units' holding companies, are translated into pesos and restated by Mexican inflation.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


If an assessment indicates impairment, the impaired asset is written down to its fair market value based on the best information available. Estimated fair market value is generally measured with discounted estimated future cash flows. The useful lives of amortizable intangibles are evaluated periodically, and subsequent to impairment reviews, to determine whether revision is warranted. If cash flows related to a nonamortizable intangible are not expected to continue for the foreseeable future, a useful life would be assigned. Considerable management judgment is necessary to estimate undiscounted and discounted future cash flows. Assumptions used for these cash flows are consistent with internal forecasts and industry practices. In addition, during 2002, there were no impairment charges except for the impairment expense disclosed in note 2U, which was attributable to the reporting unit engaged in software development projects for both Mexican and U.S. GAAP.

As of December 31, 2002, the Company's approximate goodwill by reporting unit under U.S. GAAP, net of amortization accrued until December 31, 2001, is as follows:

                                                                                       Inflation and
                                                                                          currency
                                    January 1,         Goodwill         Impairment      fluctuation       December 31,
                                     2002 (1)        acquired (2)         losses            (3)              2002
                                   ----------------  ---------------   ---------------  ---------------   --------------
United States...............  Ps      14,145.6               -                 -            1,018.8          15,164.5
Mexico......................           6,179.5               -                 -                -             6,179.5
Spain.......................           6,532.7               -                 -            2,071.7           8,604.5
Colombia....................           3,415.4               -                 -             (222.4)          3,193.0
The Philippines.............           1,074.9             641.6               -               73.9           1,790.4
Dominican Republic..........             339.4               -                 -               55.3             394.7
Thailand....................             371.3               -                 -               36.8             408.1
The Caribbean...............             354.4               -                 -               34.3             388.8
Venezuela...................             292.2               -                 -              (24.0)            268.2
Egypt.......................             261.9               -                 -               17.8             279.6
Costa Rica..................             268.9               -                 -               13.7             282.6
Other reporting units (4)...             334.0             379.4             (95.1)            98.2             716.4
Affiliates (see note 8A)....             321.5             214.3               -                8.0             543.7
                                  ----------------  ---------------   ---------------  ---------------   --------------
                              Ps        33,891.7          1,235.3            (95.1)         3,182.1           38,214.0
                                  ----------------  ---------------   ---------------  ---------------   --------------

1. This column presents goodwill by reporting unit; net of amortization accrued until December 31, 2001, presented in constant pesos as of December 31, 2002, using the Mexican inflation rate.

2. The acquired goodwill represents the difference between the purchase price and the estimated fair value of the acquired entity at the acquisition date, determined in the subsidiary's or the affiliate's currency and presented in Mexican pesos at the balance sheet date. For the acquisitions during 2002, no intangible assets, both of definite or indefinite life, were identified and determined other than goodwill. As mentioned in note 8A, in 2002, CEMEX acquired: (i) from the minority shareholders the remaining 30% economic interest in Solid for approximately U.S.$95 million (Ps1,007.5); (ii) through a tender offer and a subsequent merger, a 100% equity interest in Puerto Rican Cement Company for approximately U.S.$180.2 million (Ps1,911.0); and (iii) for cash and pursuant to a forward purchase agreement, a 15.1% equity interest in CAH, for approximately U.S.$142.3 million. In addition, during 2002, CEMEX also made other minor acquisitions for approximately U.S.$60 million.

3. The amounts presented in this column represent the difference between the goodwill amounts as determined in the reporting units' functional currencies, restated by the reporting unit's inflation rates and translated into pesos at the exchange rates prevailing at the reporting date, as compared to the same amounts of goodwill at the beginning of the year, translated into Mexican pesos at the exchange rates of December 31, 2001, restated into constant pesos as of December 31, 2002 using Mexican inflation.

4. Other reporting units are mainly integrated by the Company's cement operations in Puerto Rico and Panama, the ready-mix concrete operations in France and Italy and the reporting unit engaged in software development projects.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The following table reflects the impact that SFAS 142 would have had on prior years net income under U.S. GAAP and earnings per share if adopted for all historical periods presented:

                                                                            Years Ended December 31,
                                                                      -------------------------------------
                                                                            2000               2001
                                                                      -----------------  ------------------
Approximate net income under U.S. GAAP, as reported ...........  Ps         9,273.9           10,753.7
   Cease goodwill amortization.................................               976.7            2,264.8
                                                                      -----------------  ------------------
Adjusted net income under U.S. GAAP............................  Ps        10,250.6           13,018.5
                                                                      =================  ==================

Basic U.S. GAAP earnings per share.............................  Ps             2.26               2.53
   Cease goodwill amortization.................................                 0.24               0.53
                                                                      -----------------  ------------------
Adjusted basic U.S. GAAP earnings per share....................  Ps             2.50               3.06
                                                                      =================  ==================

Diluted U.S. GAAP earnings per share...........................  Ps             2.21               2.47
   Cease goodwill amortization.................................                 0.23               0.52
                                                                      -----------------  ------------------
Adjusted diluted U.S. GAAP earnings per share..................  Ps             2.44               2.99
                                                                      =================  ==================

(t)  Business Combinations

As mentioned in note 8A, during November 2000, CEMEX acquired a majority equity interest in CEMEX, Inc. (formerly Southdown). For purposes of disclosure under U.S. GAAP according to APB 16, companies must provide on a pro forma basis, the effects of certain information as if the acquired companies were consolidated since the beginning of the reported period. Therefore, the Company is providing pro forma selected income statement amounts for the consolidation of CEMEX, Inc., as if it had been consolidated for the full year 2000.

In order to make the information comparable with the reported amounts of the Company in its financial statements under Mexican GAAP, the pro forma amounts presented in the table below corresponding to 2000, have been restated to constant pesos as of December 31, 2002, using the weighted average inflation index (see note 2B). The approximate amounts are as follows:

                                                                 Year Ended December 31, 2000
                                       ---------------------------------------------------------------------------------
                                                          ten-months pro   CEMEX, Inc.
                                         CEMEX as         ten-months as    pro forma           Inflation    CEMEX
                                        reported (1)      reported (2)     adjustments (3)     effects      pro forma
                                       ---------------   ---------------  ------------------  -----------  -------------
Net sales......................... Ps      59,703.2          11,727.0              -                (602.0)    70,828.2
Operating income..................         17,566.6           2,972.5           (487.2)             (177.1)    19,874.8
Majority interest net income
(loss)............................         10,614.5           1,319.5         (2,574.4)             (107.0)     9,252.6
                                       ---------------   ---------------  ------------------  -----------  -------------
Basic earnings per share.......... Ps           2.57                                                                2.24
Diluted earnings per share........ Ps           2.56                                                                2.23
                                       ---------------                                                     -------------

1) Includes results of operations of CEMEX, Inc. for the two-month period ended December 31, 2000 (see note 8A).

2) CEMEX, Inc.'s ten-month period ended October 31, 2000 is reported in its 2000 annual audited financial statements.

3) For purposes of the pro forma information presented in the table above, "CEMEX, Inc. ten-months pro forma adjustments" column, reflect the acquisition of CEMEX, Inc. for the ten months ended October 31, 2000, as if it had occurred at the beginning of that year. The summary of the pro forma adjustments is as follows:

      3.1) The anticipated interest expense of U.S.$88.5 million in 2000, resulting from the U.S.$1,328 million debt financing assumed in connection with CEMEX, Inc. acquisition, which was determined with a weighted average interest rate of 8%, representative of the borrowing conditions.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


      3.2) The estimated amortization expense of U.S.$53.8 million in 2000, arising from the U.S.$1,161.9 million goodwill recorded in the acquisition, resulting from the allocation of the net purchase price of U.S.$2,720.3 million, including adjusting assets and liabilities to fair value at the date of the acquisition. The purchase price includes approximately U.S.$2,628.3 million to acquire 100% of the outstanding shares of common stock and approximately U.S.$48 million to liquidate stock options of CEMEX, Inc., while the remainder relates primarily to change of control payments, investment banking fees and other transaction costs.

      3.3) The additional estimated depreciation expense of U.S.$46.3 million in 2000 resulting from the revaluation of property, machinery and equipment.

      3.4) The income tax benefit at the statutory rate of U.S.$47.2 million in 2000 resulting from the additional depreciation and interest expense.

      3.5) The anticipated preferred dividends of U.S.$103.3 million in 2000 resulting from U.S.$1.5 billion preferred equity financing transaction used by CEMEX for the acquisition (see note 14F).

As mentioned in note 8A, during 2001 the Company acquired CEMEX Thailand (formerly Saraburi) and other acquisitions for an aggregate amount of U.S$214.5 million, and during 2002 the Company acquired Puerto Rican Cement Company and other minor acquisitions for an aggregate of U.S.$242.3 million, not including approximately U.S.$235 million spent to acquire minority interests, of which U.S.$95 million is related to Solid and U.S.$142.3 million relates to the forward acquisition of CAH shares. For purposes of disclosure under APB 16 for the years ended December 31, 2001 and 2002, the Company determined that the impact of such acquisitions on the Company's consolidated amounts was not material.

(u)  Sale of Accounts Receivable

The Company accounts for transfers of receivables under Mexican GAAP consistently with the rules set forth by SFAS 140 "Accounting for Transfers and Surveying of Financial Assets and Extinguishments of Liabilities". Under SFAS 140, transactions that meet the criteria for surrender of control are recorded as sales of receivables and their amounts are removed from the consolidated balance sheet at the time they are sold (see note 4).

(v)  Financial Instruments with Characteristics of both Liabilities and Equity

In May 2003, the Financial Accounting Standards Board issued SFAS 150, which requires an issuer to classify financial instruments as liabilities (or assets under certain circumstances) when they meet the following criteria: i) a financial instrument issued in the form of shares that is mandatorily redeemable, through the unconditional obligation of transferring its assets at a specified or determinable date (or dates) or upon an event that is certain to occur; ii) a financial instrument, other than an outstanding share, that, at inception, embodies an obligation to repurchase the issuer's equity shares, or is indexed to such an obligation, and that requires or may require the issuer to settle the obligation by transferring assets (for example, a forward purchase contract or written put option on the issuer's equity shares that is to be physically settled or net cash settled); and iii) a financial instrument that embodies an unconditional obligation, which the issuer must or may settle by issuing a variable number of its equity shares if, at inception, the monetary value of the obligation is based solely or predominantly in a fixed monetary amount known at inception, if variations are based in something other than the fair value of the issuer's equity shares, or if variations are inversely related to changes in the fair value of the issuer's equity shares. SFAS 150 is effective for all transactions entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003; however, early adoption is permitted; therefore, the Company elected to implement SFAS 150 as of and for the six months ended June 30, 2003.

Under SFAS 150, a mandatorily redeemable instrument shall be classified as a liability and initially measured at fair value against equity. Equity forward contracts that require physical settlement by repurchase of a fixed number of the issuer's equity shares in exchange for cash shall be measured initially at the fair value of the shares at inception, adjusted for any consideration or unstated rights or privileges, against equity. Subsequently, those instruments should be measured at the net present value of the amount to be paid at settlement, accruing interest cost using the rate implicit at inception. All other instruments within the scope of this Statement shall be initially measured at fair value and subsequently with changes in fair value recognized in earnings as interest costs. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement. Restatement is not permitted.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Mandatorily Redeemable Instruments

As described in note 14E and 23(e), CEMEX held preferred stock for outstanding amounts of U.S.$900 million (Ps9,834.2), U.S.$650 million (Ps6,747.0) and U.S.$650 million (Ps6,799.0) at December 31, 2001, 2002 and June 30, 2003
(unaudited), respectively. This preferred stock is a mandatorily redeemable financial instrument. As of and for the years ended December 31, 2001, 2002 and the six months ended June 30, 2002 (unaudited), before SFAS 150 was implemented, for purposes of the reconciliation of stockholders' equity to U.S. GAAP and the condensed financial information under U.S. GAAP of note 23(o), the outstanding amount was removed from minority interest under Mexican GAAP and presented as a separate component of mezzanine items. Preferred stock dividends were recognized in the income statement within minority interest for both Mexican and U.S. GAAP purposes. As a result of the adoption of SFAS 150, for purposes of the stockholders' equity reconciliation to U.S. GAAP as of June 30, 2003 (unaudited), preferred stock was recognized at its outstanding amount (equivalent to its fair value) as a separate component within liabilities, see note 23(o), for approximately Ps6,799.0 (U.S.$650 million) against minority interest, which is considered a component of consolidated stockholders' equity under Mexican GAAP. In the condensed financial information under U.S. GAAP of note 23(o) for the six months ended June 30, 2003 (unaudited), preferred stock dividends in the income statement were reclassified from minority interest under Mexican GAAP to a separate item of interest cost under U.S. GAAP (see note 14E).

In addition, as also described in note 14E and 23(e), CEMEX held capital securities for outstanding amounts of U.S.$250 million (Ps2,502.5), U.S.$66 million (Ps685.1) and U.S.$66 million (Ps690.4) at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively. The capital securities are a mandatorily redeemable financial instrument. As of and for the years ended December 31, 2001, 2002 and the six months ended June 30, 2002 (unaudited), before SFAS 150 was implemented, for purposes of the reconciliation of stockholders' equity to U.S. GAAP and the condensed financial information under U.S. GAAP of note 23(o), the outstanding amount was removed from minority interest under Mexican GAAP and presented as a separate component of mezzanine items. Capital securities dividends were recognized in the income statement within minority interest for both Mexican and U.S. GAAP purposes. As a result of the adoption of SFAS 150, for purposes of the stockholders' equity reconciliation to U.S. GAAP as of June 30, 2003 (unaudited), capital securities were recognized at its outstanding amount (equivalent to its fair value) as a separate component within liabilities, see note 23(o), for approximately Ps690.4 (U.S.$66 million) against minority interest, which is considered a component of consolidated stockholders' equity under Mexican GAAP. In the condensed financial information under U.S. GAAP of note 23(o) for the six months ended June 30, 2003 (unaudited), capital securities dividends in the income statement were reclassified from minority interest under Mexican GAAP to a separate item of interest cost under U.S. GAAP (see note 14E).

Equity Forward Contracts in the Company's own Shares

As described in note 16A, the Company held equity forward contracts negotiated to hedge future exercises under the 105 million warrants program. As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the notional amounts of these forwards were U.S.$491.0 million, U.S.$461.1 million and U.S.$454.9 million, respectively. Until December 31, 2002, before SFAS 150 was implemented, these contracts, whose only settlement option is physical, were considered equity transactions; however, for purposes of the stockholders' equity reconciliation to U.S. GAAP as of December 31, 2001 and 2002, the cash obligation of the Company under the forwards (not considering prepayments) was reclassified from equity to a separate component of mezzanine items, in a manner similar to a mandatorily redeemable instrument (see note 23(j)), and the difference between the forward strike price and the strike price at inception, was recognized as interest expense in the reconciliation of net income to U.S. GAAP for the years ended December 31, 2001, 2002 and the six months ended June 30, 2002 (unaudited), see also note 23(o). For Mexican GAAP, the effects of these forwards are recognized upon settlement as an adjustment to equity and no periodical recognition is made. As a result of the adoption of SFAS 150, for purposes of the stockholders' equity reconciliation to U.S. GAAP as of June 30, 2003 (unaudited), the net cash obligation under the forward (cash redemption amount at the reporting date net of prepayments made of U.S.$101.7 million (Ps1,064.2)) was recognized as a separate component of liabilities for approximately U.S.$450 million (Ps4,707.1) against equity. In respect to the reconciliation of net income to U.S. GAAP as of June 30, 2003 (unaudited), the implicit interest cost in the contract has been recognized in earnings for approximately U.S.$6.5 million (Ps68.9), treatment which is consistent with the recognition made in 2001 and 2002 under U.S. GAAP.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


As also described in notes 15 and 16A, the Company held equity forward contracts negotiated to hedge future exercises under the variable and voluntary programs. As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the notional amounts of these forwards were U.S.$510.1 million, U.S.$436.1 million and U.S.$678.3 million, respectively. Beginning January 1, 2001 under Mexican GAAP, these forwards, which can be physical or net cash settled at the Company's option, have been recognized at their fair market value as assets or liabilities in the balance sheet and changes in fair value have been recorded in earnings for the years ended December 31, 2001, 2002 and the six months ended June 30, 2002 and 2003 (unaudited). The accounting treatment given to these contracts since 2001 is consistent with SFAS 150; therefore, in respect to these forwards, no reconciling adjustments are required pursuant to the implementation of such Statement.

In addition, CEMEX held other equity forward contracts in the Company's own shares (see note 16A), which can be physical or net cash settled at the Company's option and which are considered as equity transactions under EITF 00-19 for both Mexican and U.S. GAAP; therefore, until December 31, 2002, the effects of these forwards were recognized upon settlement as an adjustment to equity and no periodic recognition was made. As of December 31, 2001, 2002 and June 30, 2003 (unaudited), the notional amounts of these forwards were U.S.$394.8 million, U.S.$547.9 million and U.S.$405.2 million, respectively. Under SFAS 150, these instruments should be initially recognized at their fair market value as assets or liabilities in the balance sheet and subsequent changes in fair value recorded in earnings, with the cumulative effect of adoption recognized as and adjustment to net income. As a result, for purposes of the reconciliations of stockholders' equity and net income to U.S. GAAP as of and for the six months ended June 30, 2003 (unaudited), a net liability of approximately U.S.$50.4 million (Ps527.3) (a liability of approximately U.S.$57.3 million net of an asset of approximately U.S.$6.9 million) was recognized as the cumulative effect of change in accounting principle.

As of the reporting date, in respect to the adoption of SFAS 150, the Company considers that there are no other transactions or instruments subject to the scope of such Statement in addition to those previously described.

(w)  Newly Issued Accounting Pronouncements under U.S. GAAP

In April 2002, the FASB issued SFAS 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". SFAS No. 145 amends existing guidance on reporting gains and losses on the extinguishment of debt to prohibit the classification of the gain or loss as extraordinary, as the use of such extinguishments have become part of the risk management strategy of many companies. SFAS No. 145 also amends SFAS No. 13 to require sale-leaseback accounting for certain lease modifications that have economic effects similar to sale-leaseback transactions. The provisions of the statement related to the rescission of Statement No. 4 are applied in fiscal years beginning after May 15, 2002. Earlier application of these provisions is encouraged. The provisions of the statement related to Statement No. 13 were effective for transactions occurring after May 15, 2002, with early application encouraged. The adoption of SFAS No. 145 is not expected to have a material effect on the Company's financial statements.

In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity". The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The adoption of SFAS 146 is not expected to have a material effect on the Company's financial statements.

In November 2002, the FASB issued Interpretation 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements 5, 57 and 107 and a rescission of FASB Interpretation 34". This interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the interpretation are applicable to guarantees issued or modified after December 31, 2002 and are not expected to have a material effect on the Company's financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


In connection with the disclosure requirements of Interpretaion 45, related to the energy generating plant agreement discussed in note 21F, the Company may also be obligated to purchase the power plant upon the occurrence of specified material defaults or events, such as failure to pay when due, bankruptcy or insolvency, and revocation of permits necessary to operate the facility. Through December 31, 2002, for accounting purposes under Mexican and U.S. GAAP, the Company has considered this agreement in a manner similar to an operating lease, based on the contingent characteristics of the Company's obligation and given that, absent a default under the agreement, the Company's obligations are limited to the purchase of energy from, and the supply of fuel to, the plant.

In December 2002, the FASB issued SFAS 148 "Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123". This statement amends FASB Statement 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002 and are included in the notes to these consolidated financial statements.

In January 2003, the FASB issued Interpretation 46 "Consolidation of Variable Interest Entities, an interpretation of ARB 51". This interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the interpretation. The interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. Currently, the Company is performing a review of transactions which accounting treatment could be affected by this interpretation, in order to determine the effect on the Company's financial statements. The interpretation requires certain disclosures in financial statements issued after January 31, 2003 if it is reasonably possible that the Company will consolidate or disclose information about variable interest entities when the interpretation becomes effective. As of June 30, 2003 (unaudited), the Company does not have any transaction under the scope of Interpretation 46.

(x)  Recent Developments (unaudited)

On August 8, 2003, in connection with an increase in the amount available under our U.S. commercial paper program from U.S.$275 million to U.S.$400 million, we entered into a First Amended and Restated Reimbursement and Credit Agreement and a related Depositary Agreement with several lenders. Under the First Amended and Restated Reimbursement and Credit Agreement, the issuing bank agreed to issue an irrevocable direct-pay letter of credit in the amount of U.S.$400 million to provide credit support for the commercial paper program, and the lenders committed to make loans to us in the event of certain market disruptions of up to the same amount. In addition, under the First Amended and Restated Reimbursement and Credit Agreement we obtained a U.S.$200 million standby letter of credit facility for the issuance of standby letters of credit in support of certain of our and any of our subsidiaries' obligations, including in support of contingent liabilities arising in connection with forward sale contracts, leases, insurance contracts and arrangements, service contracts, equipment contracts, financing transactions and other payment obligations. The total amount available under the U.S. commercial paper program, the letters of credit and any loans under the First Amended and Restated Reimbursement and Credit Agreement cannot exceed U.S.$400 million. CEMEX Mexico and Empresas Tolteca de Mexico S.A. de C.V., two of our Mexican subsidiaries, are guarantors of our obligations under the First Amended and Restated Reimbursement and Credit Agreement.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



(y)  Guaranteed debt

In June 2000, CEMEX concluded the issuance of up to U.S.$200 million aggregate principal amount of 9.625% Exchange Notes due 2009 in a registered public offering in the United States of America in exchange for U.S.$200 million aggregate principal amount of its then outstanding 9.625% Notes due 2009. The Exchange Notes are fully and unconditionally guaranteed, on a joint and several basis, as to payment of principal and interest by two of the Company's Mexican subsidiaries: CEMEX Mexico and Empresas Tolteca de Mexico, S.A. de C.V. ("ETM"). These two companies, together with their subsidiaries, account for substantially all of the revenues and operating income of CEMEX's Mexican operations. During 1999, through a series of mergers, the cement and ready-mix concrete operations of the Company in Mexico were integrated into CEMEX Mexico (see note 2C). CEMEX Mexico is also the holding company for the Company's non-Mexican operations.

As mentioned in note 12, as of December 31, 2001 and 2002, indebtedness of the Company in an aggregate amount of U.S.$ 2,196 million and U.S.$2,339 million, respectively, is fully and unconditionally guaranteed, on a joint and several basis, by CEMEX Mexico and ETM. The Company's indebtedness guaranteed by these two subsidiaries did not increase as a result of the exchange offer described above.

During December 2002, the Company and one of its subsidiaries established sales of trade accounts receivables program ("securitization program"). With this program, the Company effectively transferred control risks and benefits related to some of the trade accounts receivables balances. These balances amounted to Ps1,426 from CEMEX Mexico and Ps737 from its subsidiary.

As of December 31, 2001 and 2002, the Company owned a 100% equity interest in CEMEX Mexico, including a 2% and a 0.6% equity interest, respectively, held by a Mexican trust in connection with an equity financing transaction due in 2007 (see note 14F), and CEMEX Mexico owned a 100% equity interest in 2001 and 2002 in ETM. During October and November 2001, CEMEX Mexico and ETM carried out individually, a reverse stock split. Through this operation, stockholders of CEMEX Mexico and ETM were entitled to receive one new share for each 130 million old shares and one new share for each 20 million old shares, respectively. Pursuant to these transactions, the shares of any shareholder not meeting the minimum number required for the reverse stock split, were liquidated and converted into the right to receive a cash liquidation. As a result, as of December 31, 2001, in the consolidated balance sheet of the Company, an account payable of Ps416.6 million was created in favor of the old shareholders against CEMEX Mexico and ETM stockholders' equity. During 2002, CEMEX Mexico and ETM paid no material amounts to the old shareholders. On December 7, 2002, the period granted by Mexican law for the old shareholders to claim their rights under the reverse stock split expired. As prescribed by law, the unclaimed amount after the expiration date should be reimbursed to the entity's stockholders' equity; as a result, the account payable as of the expiration date was cancelled against stockholders' equity as of December 31, 2002. In addition, resulting from the reverse stock split, the equity interest of the Company in both subsidiaries increased to 100%.

For purposes of the accompanying condensed consolidated balance sheets, income statements and statements of changes in financial position under Mexican GAAP, the first column, "CEMEX," corresponds to the parent company issuer, which has no material operations other than its investments in subsidiaries and affiliated companies. The second column, "Combined Guarantors", represents the combined amounts of CEMEX Mexico and ETM on a Parent Company-only basis, after adjustments and eliminations relating to their combination. The third column, "Combined non-guarantors", represents the amounts of the Company's international subsidiaries, CEMEX Mexico and ETM non-Guarantor subsidiaries, and other immaterial Mexican non-guarantor subsidiaries of the Company. The fourth column, "Adjustments and eliminations", includes all the amounts resulting from consolidation of CEMEX, the Guarantors and the non-guarantor subsidiaries, as well as the corresponding constant pesos adjustment as of June 30, 2003, for the years ended December 31, 2000, 2001, 2002 and the six months ended June 30, 2002 described below. The fifth column, "CEMEX Consolidated", represents the Company's consolidated amounts as reported in the audited consolidated financial statements. Additionally, all the amounts presented under the line item "Investments in affiliates" for both the balance sheet and the income statement are accounted for by the equity method.

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


As mentioned in note 2B, according to Mexican GAAP's Bulletin B-15, the financial statements of those entities with foreign consolidated subsidiaries should be presented in constant pesos as of the latest balance sheet presented, considering the inflation of each country in which the entity operates, as well as the changes in the exchange rate between the functional currency of each country vis-a-vis the reporting currency (in this case, the Mexican peso). As a result of the aforementioned, for comparability purposes the condensed financial information of CEMEX, the "Combined Guarantors" and the "Combined non-guarantors" amounts have been adjusted to reflect constant pesos as of June 30, 2003, using the Mexican inflation index arising from the NCPI. Therefore, the corresponding inflation adjustment derived from the application of Bulletin B-15 in the consolidated amounts is presented within the "Adjustments and eliminations" column.

The condensed consolidated financial information is as follows:

Condensed consolidated balance sheets:

                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
          As of December 31, 2001                    CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Current assets.............................. Ps     15,768.5       16,029.9         48,870.4      (56,948.8)     23,720.0

Investment in affiliates....................        18,837.4       68,061.9         10,052.0      (91,666.1)      5,285.2

Other non-current assets....................        58,174.8        1,145.9          5,970.8      (63,308.3)      1,983.2

Property, machinery and equipment...........         1,715.1       26,301.4         59,752.9        3,665.7      91,435.1

Deferred charges............................         4,626.2        6,052.1         73,166.5      (40,279.1)     43,565.7
                                                  -------------  -------------  --------------  -------------  -------------
   Total assets.............................        99,122.0      117,591.2        197,812.6     (248,536.6)    165,989.2
                                                  -------------  -------------  --------------  -------------  -------------
Current liabilities.........................         9,056.1       24,096.2         26,922.1      (36,075.0)     23,999.4

Long-term debt..............................        26,227.1          243.6          8,852.3        9,112.7      44,435.7

Other non-current liabilities...............           669.6       75,539.6         23,433.2      (85,460.6)     14,181.8
                                                  -------------  -------------  --------------  -------------  -------------

   Total liabilities........................        35,952.8       99,879.4         59,207.6    (112,422.9)      82,616.9
                                                  -------------  -------------  --------------  -------------  -------------
Majority interest stockholders' equity......          63,169.2     17,711.8       119,095.5     (136,807.3)      63,169.2
                                                  -------------  -------------  --------------  -------------  -------------
   Minority interest........................             -              -           19,509.5           693.6     20,203.1
                                                  -------------  -------------  --------------  -------------  -------------

Stockholders' equity under Mexican GAAP.....          63,169.2     17,711.8       138,605.0     (136,113.7)      83,372.3
                                                  -------------  -------------  --------------  -------------  -------------
Total liabilities and stockholders' equity.. Ps       99,122.0    117,591.2       197,812.6     (248,536.6)      165,989.2
                                                   -------------  -------------  --------------  -------------  -------------


                                                                                                Adjustments
                                                                   Combined       Combined          and           CEMEX
          As of December 31, 2002                     CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Current assets.............................. Ps      21,084.9       10,222.1       58,183.1       (68,781.5)      20,708.6
Investment in affiliates....................         77,872.5       77,180.3        8,259.0      (157,375.9)       5,935.9
Other non-current assets....................         17,276.9          497.3        1,344.3       (17,532.1)       1,586.4
Property, machinery and equipment...........          1,708.5       27,851.6       64,391.8         1,104.3       95,056.2
Deferred charges............................          6,080.9        6,096.3       81,184.0       (47,659.2)      45,702.0
                                                  -------------  -------------  --------------  -------------  --------------
  Total assets..............................        124,023.7      121,847.6      213,362.2      (290,244.4)     168,989.1
                                                  -------------  -------------  --------------  -------------  --------------
Current liabilities.........................         24,183.4        8,831.9       22,702.0       (24,388.8)      31,328.5
Long-term debt..............................         37,509.4            6.4       15,261.8        (6,391.4)      46,386.2
Other non-current liabilities...............          1,411.2       50,103.7       17,410.7       (51,369.1)      17,556.5
                                                  -------------  -------------  --------------  -------------  --------------
  Total liabilities.........................         63,104.0       58,942.0       55,374.5       (82,149.3)      95,271.2
                                                  -------------  -------------  --------------  -------------  --------------
Majority interest stockholders' equity......         60,919.7       62,905.6      143,568.4      (206,474.0)      60,919.7
                                                  -------------  -------------  --------------  -------------  --------------
  Minority interest.........................              -              -         14,419.3        (1,621.1)      12,798.2
                                                  -------------  -------------  --------------  -------------  --------------
Stockholders' equity under Mexican GAAP.....         60,919.7       62,905.6      157,987.7      (208,095.1)      73,717.9
                                                  -------------  -------------  --------------  -------------  --------------
Total liabilities and stockholders' equity.. Ps     124,023.7      121,847.6      213,362.2      (290,244.4)     168,989.1
                                                  -------------  -------------  --------------  -------------  --------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)

                                                                                                 Adjustments
                                                                   Combined       Combined          and           CEMEX
   As of June 30, 2003 (Unaudited)                    CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Current assets.............................. Ps      22,065.9        8,992.6       62,861.4       (67,739.9)      26,180.1
Investment in affiliates....................         79,146.7       71,820.2        8,612.3      (153,354.4)       6,224.8
Other non-current assets....................         18,401.0          538.6          809.1       (18,173.9)       1,574.7
Property, machinery and equipment...........          1,705.6       28,471.3       64,218.5             4.6       94,400.0
Deferred charges............................          6,037.0        5,598.1       80,783.4       (46,106.6)      46,311.9
                                                  -------------  -------------  --------------  -------------  --------------
  Total assets..............................        127,356.2      115,420.8      217,284.7      (285,370.2)     174,691.5
                                                  -------------  -------------  --------------  -------------  --------------
Current liabilities.........................         27,042.1       11,035.8       27,059.6       (28,476.4)      36,660.8
Long-term debt..............................         18,096.2           15.0       19,996.5         1,895.0       40,002.8
Other non-current liabilities...............         19,408.5       47,104.3       10,846.0       (54,306.3)      23,052.6
                                                  -------------  -------------  --------------  -------------  --------------
  Total liabilities.........................         64,546.7       58,155.1       57,902.1       (80,887.7)      99,716.2
                                                  -------------  -------------  --------------  -------------  --------------
Majority interest stockholders' equity......         62,809.5       57,265.7      145,138.4      (202,404.1)      62,809.5
                                                  -------------  -------------  --------------  -------------  --------------
  Minority interest.........................           -              -            14,244.2        (2,078.4)      12,165.8
                                                  -------------  -------------  --------------  -------------  --------------
Stockholders' equity under Mexican GAAP.....         62,809.5       57,265.7      159,382.6      (204,482.5)      74,975.3
                                                  -------------  -------------  --------------  -------------  --------------
Total liabilities and stockholders' equity.. Ps     127,356.2      115,420.8      217,284.7      (285,370.2)     174,691.5
                                                  -------------  -------------  --------------  -------------  --------------


Condensed consolidated income statements:

                                                                                                  Adjustments
                                                                   Combined       Combined          and           CEMEX
 For the year ended December 31, 2000                  CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Sales........................................  Ps         -         23,787.5        43,110.4      (7,194.7)       59,703.2
Operating income.............................          (102.4)       6,395.8         6,377.1       4,896.1        17,566.6
Comprehensive financing result...............           111.3       (1,768.0)       (3,154.2)      2,964.8        (1,846.1)
Other income (expense), net..................         3,249.2         (882.2)         (893.5)     (3,962.2)       (2,488.7)
Income tax...................................           951.4         (135.2)       (2,653.9)       (220.2)       (2,057.9)
Equity in income of affiliates...............         6,405.0         (247.8)          104.6      (5,993.1)          268.7
                                                   -------------  -------------   ------------  --------------  ------------
Consolidated net income......................        10,614.5        3,362.6          (219.9)     (2,314.6)       11,442.6
                                                   -------------  -------------   ------------  --------------  ------------
   Minority interest.........................             -              -            (768.5)      1,596.6           828.1
                                                   -------------  -------------   ------------  --------------  ------------
Majority net income..........................  Ps    10,614.5        3,362.6           548.6      (3,911.2)       10,614.5
                                                   -------------  -------------   ------------  --------------  ------------

                                                                                                  Adjustments
                                                                   Combined       Combined          and           CEMEX
 For the year ended December 31, 2001                  CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Sales........................................  Ps          -         22,114.3        53,075.4      (4,383.5)       70,806.2
Operating income.............................            (87.7)       1,581.7         5,948.7       9,466.3        16,909.0
Comprehensive financing result...............             33.1        1,419.5         2,588.7      (1,334.4)        2,706.9
Other income (expense), net..................            106.6        2,029.4         3,293.0      (9,693.4)       (4,264.4)
Income tax...................................          1,352.5          590.4        (1,682.5)     (2,208.0)       (1,947.6)
Equity in income of affiliates...............         10,641.1        2,647.9           360.5     (13,439.8)          209.7
                                                   -------------  -------------   ------------  --------------  ------------
Consolidated net income......................         12,045.6        8,268.9        10,508.4     (17,209.3)       13,613.6
                                                   -------------  -------------   ------------  --------------  ------------
  Minority interest..........................              -              -           1,157.3         410.7         1,568.0
                                                   -------------  -------------   ------------  --------------  ------------
Majority net income..........................  Ps     12,045.6        8,268.9         9,351.1     (17,620.0)       12,045.6
                                                   -------------  -------------   ------------  --------------  ------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


                                                                                                  Adjustments
                                                                   Combined       Combined          and           CEMEX
 For the year ended December 31, 2002                  CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Sales........................................  Ps          -         22,001.3        49,384.2      (1,994.2)       69,391.3
Operating income.............................           (107.5)       3,246.2         5,489.9       5,268.6        13,897.2
Comprehensive financing result...............         (1,389.6)      (6,455.8)       (3,701.8)      8,054.2        (3,493.0)
Other income (expense), net..................            126.3         (332.0)        6,160.3     (10,083.0)       (4,128.4)
Income tax...................................          2,234.1       (1,263.4)       (1,268.7)       (392.8)         (690.8)
Equity in income of affiliates...............          4,654.3        1,614.2            (2.3)     (5,940.6)          325.6
                                                   -------------  -------------   ------------  --------------  -------------
Consolidated net income......................          5,517.6       (3,190.8)        6,677.4      (3,093.6)        5,910.6
                                                   -------------  -------------   ------------  --------------  -------------
   Minority interest.........................              -              -              85.8         307.2           393.0
                                                   -------------  -------------   ------------  --------------  -------------
Majority net income..........................  Ps      5,517.6       (3,190.8)        6,591.6      (3,400.8)        5,517.6
                                                   -------------  -------------   ------------  --------------  -------------



                                                                                                   Adjustments
  For the six months ended June 30, 2002                             Combined       Combined          and           CEMEX
             (unaudited)                                CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Sales........................................  Ps           -        10,745.0       25,090.0      (1,822.1)        34,012.9
Operating income.............................             (37.4)      5,021.0        1,666.6         785.9          7,436.1
Comprehensive financing result...............           1,795.7      (5,537.7)        (389.4)      3,069.9         (1,061.5)
Other income (expense), net..................            (755.5)     (3,842.1)       2,841.3        (433.2)        (2,189.5)
Income tax...................................               -         1,598.6         (714.9)     (1,428.6)          (544.9)
Equity in income of affiliates...............           2,583.9       1,257.7           68.4      (3,781.7)           128.3
                                                   -------------  -------------   ------------  --------------  -------------
Consolidated net income......................           3,586.7      (1,502.5)       3,472.0      (1,787.7)         3,768.5
                                                   -------------  -------------   ------------  --------------  -------------
   Minority interest.........................               -             -             88.6          93.2            181.8
                                                   -------------  -------------   ------------  --------------  -------------
Majority net income..........................  Ps       3,586.7      (1,502.5)       3,383.4      (1,880.9)         3,586.7
                                                   -------------  -------------   ------------  --------------  -------------



                                                                                                   Adjustments
  For the six months ended June 30, 2003                             Combined       Combined          and           CEMEX
             (unaudited)                                CEMEX        Guarantors    non-guarantors  eliminations   Consolidated
---------------------------------------------     --------------------------------------------------------------------------
Sales........................................  Ps           -        11,844.6       27,341.6      (2,684.0)        36,502.2
Operating income.............................             (35.8)      1,408.5        2,120.8       3,803.4          7,296.8
Comprehensive financing result...............           1,058.9      (2,650.9)        (645.0)      1,444.9           (792.1)
Other income (expense), net..................              (1.4)        641.5        1,808.0      (4,279.9)        (1,831.8)
Income tax...................................               -           318.8          913.0      (1,833.4)          (601.4)
Equity in income of affiliates...............           3,081.9        (357.9)          30.4      (2,606.5)           147.9
                                                   -------------  -------------   ------------  --------------  -------------
Consolidated net income......................           4,103.6        (640.0)       4,227.2      (3,471.5)         4,219.4
                                                   -------------  -------------   ------------  --------------  -------------
   Minority interest.........................               -             -           (184.5)        300.3            115.8
                                                   -------------  -------------   ------------  --------------  -------------
Majority net income..........................  Ps       4,103.6        (640.0)       4,411.7      (3,771.8)         4,103.6
                                                   -------------  -------------   ------------  --------------  -------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Condensed consolidated statements of changes in financial position:

                                                                                                Adjustments
                                                                    Combined       Combined        and             CEMEX
    For the year ended December 31, 2000              CEMES        Guarantors    non-guarantors eliminations   Consolidated
----------------------------------------------    ---------------------------------------------------------------------------
Operating activities:
Majority net income.......................... Ps     10,614.5         3,362.6          548.6       (3,911.2)      10,614.5
Non-cash items...............................        (6,863.4)          788.9        7,926.1        4,886.0        6,737.6
                                                  ---------------------------------------------------------------------------
  Resources provided by operations...........         3,751.1         4,151.5        8,474.7          974.8       17,352.1
Net change in working capital................        (9,023.4)        4,529.4        6,090.8         (464.5)       1,132.3
                                                  ---------------------------------------------------------------------------
  Resources provided by operations, net......        (5,272.3)        8,680.9       14,565.5          510.3       18,484.4
Financing activities:
Bank loans and notes payable, net............         2,130.7          (787.5)      10,884.0         (959.2)      11,268.0
Dividends paid...............................        (2,438.0)            -           (517.3)         517.3       (2,438.0)
Issuance of common stock.....................         2,268.7             -              -              -          2,268.7
Issuance of preferred stock by subsidiaries..                             -         16,254.3         (182.0)      16,072.3
Others.......................................          (172.5)         (831.9)        (484.0)      (3,438.4)      (4,926.8)
                                                  ---------------------------------------------------------------------------
  Resources used in financing activities.....         1,788.9        (1,619.4)      26,137.0       (4,062.3)      22,244.2
Investing activities:
Property, machinery and equipment, net.......             -            (529.3)      (2,252.5)          31.2       (2,750.6)
Acquisitions, net of cash acquired...........        (9,489.5)       (4,062.6)     (18,547.1)       4,403.8      (27,695.4)
Dividends received...........................           522.7             -              -           (522.7)           -
Minority interest............................             -               -         (5,691.9)          63.9       (5,628.0)
Deferred charges and others..................        12,444.6        (3,177.8)     (14,404.1)         247.3       (4,890.0)
                                                  ---------------------------------------------------------------------------
  Resources used in investing activities.....         3,477.8        (7,769.7)     (40,895.6)       4,223.5      (40,964.0)
  Change in cash and investments.............            (5.6)         (708.2)        (193.1)         671.5         (235.4)
  Cash and investments initial balance.......            66.8         2,557.3        2,933.7       (2,049.7)       3,508.1
                                                  --------------  -------------  -------------  -------------  --------------
  Cash and investments ending balance........ Ps         61.2         1,849.1        2,740.6       (1,378.2)       3,272.7
                                                  ==============  =============  =============  =============  ==============

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)

                                                                                                Adjustments
                                                                    Combined       Combined        and             CEMEX
    For the year ended December 31, 2001              CEMEX        Guarantors    non-guarantors eliminations   Consolidated
----------------------------------------------    ---------------------------------------------------------------------------
Operating activities:
Majority net income.........................  Ps     12,045.6        8,268.9       9,351.1      (17,620.0)      12,045.6
Non-cash items..............................        (10,655.3)      (1,757.1)      3,110.8       19,308.0       10,006.4
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........          1,390.3        6,511.8      12,461.9        1,688.0       22,052.0
Net change in working capital...............         (7,687.3)       6,023.4       2,238.3        1,512.4        2,086.8
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....         (6,297.0)      12,535.2      14,700.2        3,200.4       24,138.8
Financing activities:
Bank loans and notes payable, net...........          1,822.2          (56.5)    (15,241.9)       8,636.3       (4,839.9)
Dividends paid..............................         (3,115.4)           -         8,841.6       (8,841.6)      (3,115.4)
Issuance of common stock....................          3,048.4            -             -              -          3,048.4
Issuance of preferred stock by subsidiaries.              -              -        (6,508.1)        (220.1)      (6,728.2)
Others......................................            384.6       47,794.1      (9,493.5)     (41,357.8)      (2,672.6)
                                                  -------------------------------------------------------------------------
   Resources used in financing activities...          2,139.8       47,737.6     (22,401.9)     (41,783.2)     (14,307.7)
Investing activities:
Property, machinery and equipment, net......              -           (784.3)     (4,217.5)         526.2       (4,475.6)
Acquisitions, net of cash acquired..........         41,340.4      (60,977.6)    (22,201.7)      39,782.1       (2,056.8)
Minority interest...........................              -              -           (99.9)          (4.5)        (104.4)
Deferred charges and others.................        (37,079.0)         704.5      33,787.6          501.1       (2,085.8)
                                                  -------------------------------------------------------------------------
   Resources used in investing activities...          4,261.4      (61,057.4)      7,268.5       40,804.9       (8,722.6)
   Change in cash and investments...........            104.2         (784.6)       (433.2)       2,222.1        1,108.5
   Cash and investments initial balance.....             61.2        1,849.1       2,740.6       (1,378.2)       3,272.7
                                                  ------------   -----------   ------------   -------------  --------------
   Cash and investments ending balance......  Ps        165.4        1,064.5       2,307.4          843.9        4,381.2
                                                  ------------   -----------   ------------   -------------  --------------



                                                                                                Adjustments
                                                                    Combined       Combined        and             CEMEX
    For the year ended December 31, 2002              CEMEX        Guarantors    non-guarantors eliminations   Consolidated
----------------------------------------------    ---------------------------------------------------------------------------
Operating activities:
Majority net income.........................  Ps      5,517.6       (3,190.8)      6,591.6       (3,400.8)       5,517.6
Non-cash items..............................         (5,751.0)       1,076.0      19,941.2       (7,198.2)       8,068.0
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........           (233.4)      (2,114.8)     26,532.8      (10,599.0)      13,585.6
Net change in working capital...............          1,102.4        5,089.8     (27,437.6)      25,303.2        4,057.8
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....            869.0        2,975.0        (904.8)      14,704.2       17,643.4
Financing activities:
Bank loans and notes payable, net...........          7,382.7           64.5      (5,102.3)           -          2,344.9
Dividends paid..............................         (3,467.8)      (2,196.3)          2.4        2,193.9       (3,467.8)
Issuance of common stock....................          3,193.4       52,047.3      14,667.4      (66,714.8)       3,193.3
Issuance of preferred stock by subsidiaries.              -              -        (4,282.5)           -         (4,282.5)
Others......................................            371.1      (52,220.9)     54,603.5            -          2,753.7
                                                  -------------------------------------------------------------------------
   Resources used in financing activities...          7,479.4       (2,305.4)     59,888.5      (64,520.9)         541.6
Investing activities:
Property, machinery and equipment, net......              -         (1,075.7)     (2,812.2)         (39.6)      (3,927.5)
Acquisitions, net of cash acquired..........        (64,004.4)      11,638.3         568.8       49,002.5       (2,794.8)
Dividends received..........................          2,216.2            -             -          2,216.2            -
Minority interest...........................              -              -        (3,024.1)           -         (3,024.1)
Deferred charges and others.................         53,646.7      (10,438.8)    (52,843.6)         646.0       (8,989.7)
                                                  -------------------------------------------------------------------------
   Resources used in investing activities...         (8,141.5)         123.8     (58,111.1)      47,392.7      (18,736.1)
   Change in cash and investments...........            206.9          793.4         872.6       (2,424.0)        (551.1)
   Cash and investments initial balance.....            165.4        1,064.5       2,307.4          843.9        4,381.2
                                                  ------------   -----------   ------------   -------------  --------------
   Cash and investments ending balance......  Ps        372.3        1,857.9       3,180.0       (1,580.1)       3,830.1
                                                  ============   ===========   ============   =============  ==============

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


                                                                                                Adjustments
   For the six months ended June 30, 2002                           Combined       Combined        and             CEMEX
              (unaudited)                             CEMEX        Guarantors    non-guarantors eliminations   Consolidated
----------------------------------------------    ---------------------------------------------------------------------------
Operating activities:
Majority net income.........................  Ps       3,586.7     (1,502.5)       3,383.4        (1,880.9)        3,586.7
Non-cash items..............................          (1,784.3)    (2,198.6)       8,131.0          (348.8)        3,799.3
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........           1,802.4     (3,701.1)      11,514.4        (2,229.7)        7,386.0
Net change in working capital...............         (79,579.4)     8,506.9       69,357.6         1,758.3            43.4
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....         (77,777.0)     4,805.8       80,872.0          (471.4)        7,429.4

Financing activities:
Bank loans and notes payable, net...........           9,125.5         12.5       (5,610.8)            -           3,527.2
Dividends paid..............................          (3,467.5)         -              -               -          (3,467.4)
Issuance of common stock....................           3,192.9          -              -               -           3,192.9
Issuance of preferred stock by subsidiaries.               -            -         (4,200.3)            -          (4,200.3)
Others......................................          16,480.1          -        (68,243.9)       52,052.2           288.4
                                                  -------------------------------------------------------------------------
   Resources used in financing activities...          25,331.1         12.5      (78,055.0)                         (659.2)
                                                                                                  52,052.2

Investing activities:
Property, machinery and equipment, net......           (51.2}        (374.3)      (1,184.4)            -          (1,609.9)
Acquisitions, net of cash acquired..........           7,921.8     (4,110.3)      (3,739.9)          (71.6)            -
Minority interest...........................               -            -         (1,907.6)            -          (1,907.6)
Deferred charges and others.................          44,592.4        285.6        4,436.7       (52,049.8)       (2,735.1)
                                                  -------------------------------------------------------------------------

   Resources used in investing activities...          52,463.0     (4,199.0)      (2,395.2)      (52,121.4)       (6,252.6)
   Change in cash and investments...........              17.1        619.3          421.8          (540.6)          517.6
   Cash and investments initial balance.....             165.4      1,064.5        2,307.6           843.9         4,381.2
                                                   ------------   -----------   ------------   -------------  --------------
   Cash and investments ending balance......  Ps         182.5      1,683.8        2,729.4           303.3         4,898.8
                                                   ------------   -----------   ------------   -------------  --------------


                                                                                                Adjustments
   For the six months ended June 30, 2003                           Combined       Combined        and             CEMEX
              (unaudited)                             CEMEX        Guarantors    non-guarantors eliminations   Consolidated
----------------------------------------------    ---------------------------------------------------------------------------
Operating activities:
Operating activities:
Majority net income.........................  Ps       4,103.6       (640.0)       4,411.7        (3,771.8)        4,103.6
Non-cash items..............................          (3,303.5)       622.6       11,264.9        (4,318.8)        4,265.2
                                                  -------------------------------------------------------------------------
   Resources provided by operations.........             800.1        (17.4)      15,676.6        (8,090.6)        8,368.8
Net change in working capital...............          (1,271.1)     2,728.6       (8,663.9)        4,531.1        (2,675.3)
                                                  -------------------------------------------------------------------------
   Resources provided by operations, net....            (471.0)     2,711.2        7,012.7        (3,559.5)        5,693.5
Financing activities:
Bank loans and notes payable, net...........            (192.8)        15.0         (189.4)            -            (367.3)
Dividends paid..............................          (3,664.4)         -              -               -          (3,664.4)
Issuance of common stock....................           3,606.6          -              -               -           3,606.6
Issuance of preferred stock by subsidiaries.               -            -             13.1             -              13.1
Others......................................             197.2     (2,871.2)       3,062.7         3,515.6         3,904.3
                                                  -------------------------------------------------------------------------
   Resources used in financing activities...             (53.4)    (2,856.2)       2,886.4         3,515.6         3,492.3
Investing activities:
Property, machinery and equipment, net......               -         (304.1)      (1,440.6)            -          (1,744.7)
Acquisitions, net of cash acquired..........             (60.3)         -            684.2          (623.9)            -
Minority interest...........................               -            -              -            (761.3)         (761.3)
Deferred charges and others.................             541.6       (225.1)      (4,727.8)        1,337.0        (3,074.3)
                                                  -------------------------------------------------------------------------
   Resources used in investing activities...             481.3       (529.2)      (5,484.2)          (48.2)       (5,580.3)
   Change in cash and investments...........             (43.1)      (674.2)       4,414.9           (92.1)        3,605.5
   Cash and investments initial balance.....             372.3      1,857.9        3,180.0        (1,580.1)        3,830.1
                                                  ------------   -----------   ------------   -------------  --------------
   Cash and investments ending balance......  Ps         329.5      1,183.7        7,594.9        (1,672.2)        7,435.6
                                                  ------------   -----------   ------------   -------------  --------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


The tables below present consolidated balance sheets as of December 31, 2001 and 2002, and June 30, 2003 (unaudited), and income statements and statements of changes in financial position for each of the three-year periods ended December 31, 2002 and the six months ended June 30, 2002 and 2003 (unaudited) for the Guarantors. Such information presents in separate columns each individual Guarantor on a Parent Company-only basis, consolidation adjustments and eliminations, and the combined Guarantors. All significant related parties balances and transactions between the Guarantors have been eliminated in the "Combined Guarantors" column.

The amounts presented in the column "Combined Guarantors" are readily comparable with the information of the Guarantors included in the condensed consolidated financial information. As previously described, amounts presented under the line item "Investments in affiliates" for both the balance sheets and income statements, include the net investment in affiliates accounted for by the equity method. In addition, the Guarantors' reconciliation of net income and stockholders' equity to U.S. GAAP are presented below:

Guarantors' Combined Balance Sheets:


                   December 31, 2001                                         Guarantors (Parent Company-only)
                                                             -----------------------------------------------------------------
                        Assets                                                                  Adjustments
                        ------                                                                      and           Combined
                                                              CEMEX Mexico          ETM         eliminations     Guarantors
                                                             ----------------  --------------  --------------- ---------------
 Current Assets
 Cash and investments................................. Ps           406.5             658.0             -           1,064.5
 Trade accounts receivable, net.......................            1,849.0               -               -           1,849.0
 Other receivables and other current assets...........            1,621.1           1,553.5             -           3,174.6
 Related parties receivables..........................            8,742.5          17,888.9       (18,049.1)        8,582.3
 Inventories..........................................            1,359.5               -               -           1,359.5
                                                             ----------------  --------------  --------------- ---------------
    Total current assets..............................           13,978.6          20,100.4       (18,049.1)       16,029.9
                                                             ----------------  --------------  --------------- ---------------
 Other Investments
 Investments in subsidiaries and affiliates...........           92,808.8          15,870.1       (40,617.0)       68,061.9
 Long-term related parties receivables................              851.2               -               -             851.2
 Other investments....................................              157.2             137.6            (0.1)          294.7
                                                             ----------------  --------------  --------------- ---------------
    Total other investments...........................           93,817.2          16,007.7       (40,617.1)       69,207.8
                                                             ----------------  --------------  --------------- ---------------
 Property, plant and equipment........................           26,301.4               -               -          26,301.4
                                                             ----------------  --------------  --------------- ---------------
 Deferred Charges.....................................            1,996.0           4,868.9          (812.8)        6,052.1
                                                             ----------------  --------------  --------------- ---------------
    Total Assets...................................... Ps       136,093.2          40,977.0       (59,479.0)      117,591.2
                                                             ----------------  --------------  --------------- ---------------
         Liabilities and Stockholders' Equity
         ------------------------------------
 Current Liabilities
 Current maturities of long-term debt.................                5.2               -               -               5.2
 Trade accounts payable...............................              386.4               -               -             386.4
 Other accounts payable and accrued expenses..........            2,171.2             169.2             -           2,340.4
 Related parties payables.............................           39,245.9             167.3       (18,049.1)       21,364.1
                                                             ----------------  --------------  --------------- ---------------
    Total current liabilities.........................           41,808.7             336.5       (18,049.1)       24,096.1
                                                             ----------------  --------------  --------------- ---------------
 Total long-term debt.................................              243.6               -               -             243.6
                                                             ----------------  --------------  --------------- ---------------
 Other Noncurrent Liabilities
 Deferred income taxes................................            6,433.8               -            (812.9)        5,620.9
 Others...............................................                -                23.5             -              23.5
 Long-term related parties payables...................           69,895.2               -               -          69,895.2
                                                             ----------------  --------------  --------------- ---------------
    Total other noncurrent liabilities................           76,329.0              23.5          (812.9)       75,539.6
                                                             ----------------  --------------  --------------- ---------------
    Total Liabilities.................................          118,381.3             360.0       (18,862.0)       99,879.3
                                                             ----------------  --------------  --------------- ---------------
 Stockholders' equity.................................            9,443.0          39,023.5       (39,023.5)        9,443.0
 Net income...........................................            8,268.9           1,593.5        (1,593.5)        8,268.9
                                                             ----------------  --------------  --------------- ---------------
    Total stockholders' equity........................           17,711.9          40,617.0       (40,617.0)       17,711.9
                                                             ----------------  --------------  --------------- ---------------
    Total Liabilities and Stockholders' Equity........ Ps       136,093.2          40,977.0       (59,479.0)      117,591.2
                                                             ----------------  --------------  --------------- ---------------

                    CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



Guarantors' Combined Balance Sheets:


                 December 31, 2002                                    Guarantors (Parent Company-only)
                                                        -------------------------------------------------------------
                                                                                         Adjustments
                                                                                             and         Combined
                      Assets                               CEMEX Mexico           ETM     eliminations    Guarantors
                      ------                               ------------        ---------  ------------    ----------
Current Assets
--------------
Cash and investments..............................  Ps         1,259.4           598.5               -       1,857.9
Trade accounts receivable, net....................               333.1               -               -         333.1
Other receivables and other current assets........               855.0           894.7          (49.7)       1,700.0
Related parties receivables.......................             2,951.3         4,637.3       (2,813.5)       4,775.1
Inventories.......................................             1,556.0               -               -       1,556.0
                                                           ------------      ----------   ------------    ----------
    Total current assets..........................             6,954.8         6,130.5       (2,863.2)      10,222.1
                                                           ------------      ----------   ------------    ----------
Other Investments
Investments in subsidiaries and affiliates........           101,019.2        14,843.6      (38,682.5)      77,180.3
Long-term related parties receivables.............               293.2        13,718.1      (13,718.1)         293.2
Other investments.................................               204.1               -               -         204.1
                                                           ------------      ----------   ------------    ----------
    Total other investments.......................           101,516.5        28,561.7      (52,400.6)      77,677.6
                                                           ------------      ----------   ------------    ----------
Property, plant and equipment.....................            27,851.6               -               -      27,851.6
                                                           ------------      ----------   ------------    ----------
Deferred Charges..................................             2,063.1         4,119.0          (85.8)       6,096.3
                                                           ------------      ----------   ------------    ----------
    Total Assets..................................  Ps       138,386.0        38,811.2      (55,349.6)     121,847.6
                                                           ============      ==========   ============    ==========

       Liabilities and Stockholders' Equity
       ------------------------------------
Current Liabilities
Current maturities of long-term debt..............               254.7               -               -         254.7
Trade accounts payable............................               396.1               -               -         396.1
Other accounts payable and accrued expenses.......             1,222.1            76.6          (49.9)       1,248.8
Related parties payables..........................             9,745.7               -       (2,813.4)       6,932.3
                                                           ------------      ----------   ------------    ----------
    Total current liabilities.....................            11,618.6            76.6       (2,863.3)       8,831.9
                                                           ------------      ----------   ------------    ----------
Total long-term debt..............................                 6.4               -               -           6.4
                                                           ------------      ----------   ------------    ----------
Other Noncurrent Liabilities
Deferred income taxes.............................             7,578.0               -          (85.8)       7,492.2
Others............................................                   -            52.1               -          52.1
Long-term related parties payables................            56,277.4               -      (13,718.0)      42,559.4
                                                           ------------      ----------   ------------    ----------
    Total other noncurrent liabilities............            63,855.4            52.1      (13,803.8)      50,103.7
                                                           ------------      ----------   ------------    ----------
    Total Liabilities.............................            75,480.4           128.7      (16,667.1)      58,942.0
                                                           ------------      ----------   ------------    ----------
Stockholders' equity..............................            66,096.4        39,964.7      (39,964.7)      66,096.4
Net income........................................           (3,190.8)       (1,282.2)         1,282.2     (3,190.8)
                                                           ------------      ----------   ------------    ----------
    Total stockholders' equity....................            62,905.6        38,682.5      (38,682.5)      62,905.6
                                                           ------------      ----------   ------------    ----------
    Total Liabilities and Stockholders' Equity....  Ps       138,386.0        38,811.2      (55,349.6)     121,847.6
                                                           ============      ==========   ============    ==========

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Guarantors' Combined Balance Sheets:

             June 30, 2003 (unaudited)                                Guarantors (Parent Company-only)
                                                        -----------------------------------------------------------
                                                                                         Adjustments
                                                                                             and         Combined
                      Assets                             CEMEX Mexico        ETM        eliminations    Guarantors
                                                        ----------------- ------------- -------------- ------------
Current Assets
Cash and investments..............................  Ps           534.9           648.8        -              1,183.7
Trade accounts receivable, net....................               418.4        -               -                418.4
Other receivables and other current assets........               989.2         1,114.4         (107.9)       1,995.7
Related parties receivables.......................             3,841.7         4,373.0       (4,370.3)       3,844.4
Inventories.......................................             1,550.4        -               -              1,550.4
                                                        ----------------- ------------- -------------- ------------
    Total current assets..........................             7,334.6         6,136.2       (4,478.2)       8,992.6
                                                        ----------------- ------------- -------------- ------------
Other Investments
Investments in subsidiaries and affiliates........            95,491.9        14,514.4      (38,186.1)      71,820.2
Long-term related parties receivables.............               265.8        13,563.4      (13,563.4)         265.8
Other investments.................................               272.8        -               -                272.8
                                                        ----------------- ------------- -------------- ------------
    Total other investments.......................            96,030.5        28,077.8      (51,749.5)      72,358.8
                                                        ----------------- ------------- -------------- ------------
Property, plant and equipment.....................            28,471.3        -               -             28,471.3
                                                        ----------------- ------------- -------------- ------------
Deferred Charges..................................             1,578.0         4,147.4         (127.3)       5,598.1
                                                        ----------------- ------------- -------------- ------------
    Total Assets..................................  Ps       133,414.4        38,361.4      (56,355.0)     115,420.8
                                                        ================= ============= ============== =============
       Liabilities and Stockholders' Equity
Current Liabilities
Current maturities of long-term debt..............               254.0        -               -                254.0
Trade accounts payable............................               607.9        -               -                607.9
Other accounts payable and accrued expenses.......             1,121.3           116.3         (107.7)       1,129.9
Related parties payables..........................            13,414.4        -              (4,370.4)       9,044.0
                                                        ----------------- ------------- -------------- ------------
    Total current liabilities.....................            15,397.6           116.3       (4,478.1)      11,035.8
                                                        ----------------- ------------- -------------- ------------
Total long-term debt..............................                15.0        -               -                 15.0
                                                        ----------------- ------------- -------------- ------------
Other Noncurrent Liabilities
Deferred income taxes.............................             7,518.9        -                (127.3)       7,391.6
Others............................................              -                 59.0        -                 59.0
Long-term related parties payables................            53,217.2        -             (13,563.5)      39,653.7
                                                        ----------------- ------------- -------------- ------------
    Total other noncurrent liabilities............            60,736.1            59.0      (13,690.8)      47,104.3
                                                        ----------------- ------------- -------------- ------------
    Total Liabilities.............................            76,148.7           175.3      (18,168.9)      58,155.1
                                                        ----------------- ------------- -------------- ------------
Stockholders' equity..............................            57,905.7        38,125.7      (38,125.7)      57,905.7
Net income........................................             (640.0)            60.4          (60.4)       (640.0)
                                                        ----------------- ------------- -------------- ------------
    Total stockholders' equity....................            57,265.7        38,186.1      (38,186.1)      57,265.7
                                                        ----------------- ------------- -------------- ------------
    Total Liabilities and Stockholders' Equity....  Ps       133,414.4        38,361.4      (56,355.0)     115,420.8
                                                        ================= ============= ============================

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



Guarantors' Combined Income Statements:

                                                                            Guarantors (Parent Company-only)
                                                                ------------------------------------------------------
                                                                                         Adjustments
                                                                                            and            Combined
           For the year ended December 31, 2000                 CEMEX Mexico    ETM      eliminations     Guarantors
                                                                ------------------------------------------------------
Net sales................................................  Ps       23,787.5     -            -               23,787.5
Cost of sales............................................         (10,396.6)     -            -             (10,396.6)
                                                                ------------- --------- -------------- ---------------
     Gross profit........................................           13,390.9     -            -               13,390.9
     Total operating expenses............................          (6,994.5)     (0.6)        -              (6,995.1)
                                                                ------------- --------- -------------- ---------------
        Operating income.................................            6,396.4     (0.6)        -                6,395.8
                                                                ------------- --------- -------------- ---------------
        Net comprehensive financing result...............          (1,614.5)   (153.5)        -              (1,768.0)
                                                                ------------- --------- -------------- ---------------
Other income (expense), net..............................            (977.8)      95.6        -                (882.2)
                                                                ------------- --------- -------------- ---------------
Income before IT, BAT, ESPS and equity in affiliates.....            3,804.1    (58.5)        -                3,745.6
                                                                ------------- --------- -------------- ---------------
     Total IT, BAT and ESPS..............................             (87.8)    (47.4)        -                (135.2)
                                                                ------------- --------- -------------- ---------------
     Income before equity in income of affiliates........            3,716.3   (105.9)        -                3,610.4
                                                                ------------- --------- -------------- ---------------
        Equity in income of affiliates...................            (353.7)    (27.8)            133.7        (247.8)
                                                                ------------- --------- -------------- ---------------
     Net income..........................................  Ps        3,362.6   (133.7)            133.7        3,362.6
                                                                ============= ========= ============== ===============



                                                                            Guarantors (Parent Company-only)
                                                                ------------------------------------------------------
                                                                                         Adjustments
                                                                                            and            Combined
           For the year ended December 31, 2001                 CEMEX Mexico    ETM      eliminations     Guarantors
                                                                ------------------------------------------------------
Net sales..................................................   Ps      22,114.3      -            -            22,114.3
Cost of sales..............................................          (7,401.2)      -            -            (7,401.2)
                                                                ------------- ------------- ------------ -------------
     Gross profit..........................................           14,713.1      -            -            14,713.1
     Total operating expenses..............................         (13,129.3)        (2.1)      -           (13,131.4)
                                                                ------------- ------------- ------------ -------------
        Operating income...................................            1,583.8        (2.1)      -             1,581.7
                                                                ------------- ------------- ------------ -------------
        Net comprehensive financing result.................              733.1       686.4       -             1,419.5
                                                                ------------- ------------- ------------ -------------
Other income (expense), net................................            2,088.6       (59.3)          0.1       2,029.4
                                                                ------------- ------------- ------------ -------------
Income before IT, BAT, ESPS and equity in affiliates.......            4,405.5       625.0           0.1       5,030.6
                                                                ------------- ------------- ------------ -------------
     Total IT, BAT and ESPS................................              751.6      (161.2)      -               590.4

     Income before equity in income of affiliates..........            5,157.1       463.8           0.1       5,621.0
                                                                ------------- ------------- ------------ -------------
        Equity in income of affiliates.....................            3,111.8     1,129.7      (1,593.6)      2,647.9
     Net income............................................   Ps       8,268.9     1,593.5      (1,593.5)      8,268.9
                                                                ============= ============= ==========================


                                                                            Guarantors (Parent Company-only)
                                                                ------------------------------------------------------
                                                                                         Adjustments
                                                                                            and            Combined
           For the year ended December 31, 2002                 CEMEX Mexico    ETM      eliminations     Guarantors
                                                                -------------------------------------------------------
Net sales..................................................   Ps      22,001.3      -            -             22,001.3
Cost of sales..............................................          (7,553.4)      -            -            (7,553.4)
                                                                --------------- ----------- ------------- -------------
     Gross profit..........................................           14,447.9      -            -             14,447.9
     Total operating expenses..............................         (11,201.4)       (0.3)       -           (11,201.7)
                                                                --------------- ----------- ------------- -------------
        Operating income...................................            3,246.5       (0.3)       -              3,246.2
                                                                --------------- ----------- ------------- -------------
        Net comprehensive financing result.................          (5,934.0)     (521.8)       -            (6,455.8)
                                                                --------------- ----------- ------------- -------------
Other income (expense), net................................            (325.4)       (6.6)       -              (332.0)
                                                                --------------- ----------- ------------- -------------
Income before IT, BAT, ESPS and equity in affiliates.......          (3,012.9)     (528.7)       -            (3,541.6)
                                                                --------------- ----------- ------------- -------------
     Total IT, BAT and ESPS................................            (536.4)     (727.0)       -            (1,263.4)
                                                                --------------- ----------- ------------- -------------
     Income before equity in income of affiliates..........          (3,549.3)   (1,255.7)       -            (4,805.0)
        Equity in income of affiliates.....................              358.5      (26.5)        1,282.2       1,614.2
                                                                --------------- ----------- ------------- -------------
     Net income............................................   Ps     (3,190.8)   (1,282.2)        1,282.2     (3,190.8)
                                                                =============== =========== ============== ============

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Guarantors' Combined Income Statements:


                                                                               Guarantors (Parent Company-only)
                                                                  -----------------------------------------------------------
Six Months Ended June 30, 2002 (unaudited)                        CEMEX Mexico      Empresas      Adjustments     Combined
                                                                                   Tolteca de         and
                                                                                     Mexico      eliminations    Guarantors
                                                                  -------------   -------------  -------------  -------------
Net sales..................................................    Ps     10,745.0            -              -          10,745.0
Cost of sales..............................................           (3,577.3)           -              -          (3,577.3)
                                                                  -------------   -------------  -------------  -------------
   Gross profit............................................            7,167.7            -              -           7,167.7
   Total operating expenses................................           (2,146.7)           -              -          (2,146.7)
                                                                  -------------   -------------  -------------  -------------
     Operating income......................................            5,021.0            -              -           5,021.0
                                                                  -------------   -------------  -------------  -------------
     Net comprehensive financing result........................       (6,405.9)          868.2           -          (5,537.7)
                                                                  -------------   -------------  -------------  -------------
Other income (expense), net................................           (3,855.3)           13.2           -          (3,842.1)
                                                                  -------------   -------------  -------------  -------------
Income before IT, BAT, ESPS and equity in affiliates........          (5,240.2)          881.4           -          (4,358.8)
                                                                  -------------   -------------  -------------  -------------
   Total IT, BAT and ESPS.....................................         1,861.5          (262.9)          -           1,598.6
                                                                  -------------   -------------  -------------  -------------
   Income before equity in income of affiliates................       (3,378.7)          618.5                      (2,760.2)
     Equity in income of affiliates...........................         1,876.2            86.0         (704.5)       1,257.7
                                                                  -------------   -------------  -------------  -------------
   Net income..................................................Ps     (1,502.5)          704.5         (704.5)      (1,502.5)
                                                                  =============   =============  =============  =============

                                                                               Guarantors (Parent Company-only)
                                                                  -----------------------------------------------------------
Six Months Ended June 30, 2003 (unaudited)                        CEMEX Mexico      Empresas      Adjustments     Combined
                                                                                   Tolteca de         and
                                                                                     Mexico      eliminations    Guarantors
                                                                  -------------   -------------  -------------  -------------
Net sales..................................................    Ps     11,844.6            -              -          11,844.6
Cost of sales..............................................           (4,253.5)           -              -          (4,253.5)
                                                                  -------------   -------------  -------------  -------------
   Gross profit............................................            7,591.1            -              -           7,591.1
   Total operating expenses................................           (6,182.6)           -              -          (6,182.6)
                                                                  -------------   -------------  -------------  -------------
     Operating income......................................            1,408.5            -              -           1,408.5
                                                                  -------------   -------------  -------------  -------------
     Net comprehensive financing result........................       (3,103.1)          452.2           -          (2,650.9)
                                                                  -------------   -------------  -------------  -------------
Other income (expense), net................................               626.3           15.2           -              641.5
                                                                  -------------   -------------  -------------  -------------
Income before IT, BAT, ESPS and equity in affiliates........          (1,068.3)          467.4           -            (600.9)
                                                                  -------------   -------------  -------------  -------------
   Total IT, BAT and ESPS.....................................           369.6           (50.8)          -             318.8
                                                                  -------------   -------------  -------------  -------------
   Income before equity in income of affiliates................         (698.7)          416.6           -            (282.1)
     Equity in income of affiliates...........................            58.7         (356.2)          (60.4)       (357.9)
                                                                  -------------   -------------  -------------  -------------
   Net income..................................................Ps       (640.0)           60.4          (60.4)        (640.0)
                                                                  =============   =============  =============  =============

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)



Guarantors' Combined Statements of Changes in Financial Position:


                                                                          Guarantors (Parent Company-only)
                                                               ------------------------------------------------------
                                                                                          Adjustments
                                                                                              and          Combined
           For the year ended December 31, 2000                CEMEX Mexico     ETM       eliminations    Guarantors
                                                               ------------- ----------- --------------- ------------
Operating activities
Net income................................................  Ps      3,362.6      (133.7)          133.7        3,362.6
Charges to operations which did not require resources.....          1,861.1       (15.8)      (1,056.4)          788.9
                                                               ------------- ----------- --------------- -------------
Resources provided by operating activities................          5,223.7      (149.5)        (922.7)        4,151.5
    Net change in working capital.........................          5,214.3      (684.9)              -        4,529.4
                                                               ------------- ----------- --------------- -------------
    Net resources provided by operating activities........         10,438.0      (834.4)        (922.7)        8,680.9
                                                               ------------- ----------- --------------- -------------
Financing activities
Bank loans and notes payable, net.........................          (787.5)            -              -        (787.5)
Dividends.................................................                -      8,813.7      (8,813.7)              -
Long-term related parties receivables and payables, net...          4,898.4            -      (4,898.4)              -
Other noncurrent assets and liabilities, net..............                -      (831.9)              -        (831.9)
                                                               ------------- ----------- --------------- -------------
Resources used in financing activities....................          4,110.9      7,981.8     (13,712.1)      (1,619.4)
                                                               ------------- ----------- --------------- -------------
Investing activities
    Property, plant and equipment, net....................          (529.3)            -              -        (529.3)
Investments in subsidiaries and affiliates................       (13,848.5)         49.4        9,736.5      (4,062.6)
Deferred charges..........................................          (166.4)            -              -        (166.4)
Other investments.........................................          (257.5)    (7,652.2)        4,898.3      (3,011.4)
                                                               ------------- ----------- --------------- -------------
    Resources used in investing activities................       (14,801.7)    (7,602.8)       14,634.8      (7,769.7)
                                                               ------------- ----------- --------------- -------------
    Change in cash and investments........................          (252.8)      (455.4)              -        (708.2)
    Cash and investments initial balance..................            761.5      1,795.8              -        2,557.3
                                                               ------------- ----------- --------------- -------------
    Cash and investments ending balance...................  Ps        508.7      1,340.4              -        1,849.1
                                                               ============= =========== =============== =============


                                                                          Guarantors (Parent Company-only)
                                                               ------------------------------------------------------
                                                                                          Adjustments
                                                                                              and          Combined
           For the year ended December 31, 2001                CEMEX Mexico     ETM       eliminations    Guarantors
                                                               ------------- ----------- --------------- ------------
Operating activities
Net income                                                  Ps     8,268.9      1,593.5       (1,593.5)        8,268.9
Charges to operations which did not require resources.....       (2,414.2)      (950.0)         1,607.1      (1,757.1)
                                                               ------------- ----------- --------------- -------------
Resources provided by operating activities................         5,854.7        643.5            13.6        6,511.8
    Net change in working capital.........................        16,789.6   (10,806.7)            40.5        6,023.4
                                                               ------------- ----------- --------------- -------------
    Net resources provided by operating activities........        22,644.3   (10,163.2)            54.1       12,535.2
                                                               ------------- ----------- --------------- -------------
Financing activities
Bank loans and notes payable, net.........................          (56.5)         40.5          (40.5)         (56.5)
Long-term related parties receivables and payables, net...        39,774.1      8,164.4               -       47,938.5
Other noncurrent assets and liabilities, net..............         (144.4)      (111.6)           111.6        (144.4)
                                                               ------------- ----------- --------------- -------------
Resources used in financing activities....................        39,573.2      8,093.3            71.1       47,737.6
                                                               ------------- ----------- --------------- -------------
Investing activities
Property, plant and equipment, net........................         (784.3)            -               -        (784.3)
Investments in subsidiaries and affiliates................      (60,938.5)         72.5         (111.6)     (60,977.6)
Deferred charges..........................................         (439.7)         23.6          (13.6)        (429.7)
Other investments.........................................         (157.2)      1,291.4               -        1,134.2
                                                               ------------- ----------- --------------- -------------
    Resources used in investing activities................      (62,319.7)      1,387.5         (125.2)     (61,057.4)
                                                               ------------- ----------- --------------- -------------
    Change in cash and investments........................         (102.2)      (682.4)               -        (784.6)
    Cash and investments initial balance..................           508.7      1,340.4               -        1,849.1
                                                               ------------- ----------- --------------- -------------
    Cash and investments ending balance...................  Ps       406.5        658.0               -        1,064.5
                                                               ============= =========== =============== =============

                     CEMEX, S.A. DE C.V. AND SUBSIDIARIES
         NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)

Guarantors' Combined Statements of Changes in Financial Position:

                                                                          Guarantors (Parent Company-only)
                                                               -------------------------------------------------------
                                                                                           Adjustments
           For the year ended December 31, 2002                                                and         Combined
                                                               CEMEX Mexico      ETM      eliminations    Guarantors
                                                               ------------- ------------ -------------- -------------
Operating activities
Net income................................................  Ps    (3,190.8)     (1,282.2)       1,282.2      (3,190.8)
Charges to operations which did not require resources.....          1,569.4         788.8     (1,282.2)        1,076.0
                                                               ------------- ------------ -------------- -------------
Resources provided by operating activities................        (1,621.4)       (493.4)             -      (2,114.8)
    Net change in working capital.........................          4,675.4        (25.4)         439.8        5,089.8
                                                               ------------- ------------ -------------- -------------
    Net resources provided by operating activities........          3,054.0       (518.8)         439.8        2,975.0
                                                               ------------- ------------ -------------- -------------
Financing activities
Bank loans and notes payable, net.........................             12.4          52.1             -           64.5
Dividends.................................................        (2,196.3)             -             -      (2,196.3)
Long-term related parties receivables and payables, net...       (52,220.9)             -             -     (52,220.9)
Other noncurrent assets and liabilities, net..............         52,047.3             -             -       52,047.3
                                                               ------------- ------------ -------------- -------------
Resources used in financing activities....................        (2,357.5)          52.1             -      (2,305.4)
                                                               ------------- ------------ -------------- -------------
Investing activities
Property, plant and equipment, net........................        (1,075.7)             -             -      (1,075.7)
Investments in subsidiaries and affiliates................       (10,491.2)         323.4          63.0     (10,104.8)
Deferred charges..........................................          (214.9)        (17.0)       (102.1)        (334.0)
Other investments.........................................         11,938.2         100.8       (400.7)       11,638.3
                                                               ------------- ------------ -------------- -------------
    Resources used in investing activities................            156.4         407.2       (439.8)          123.8
                                                               ------------- ------------ -------------- -------------
    Change in cash and investments........................            852.9        (59.5)             -          793.4
    Cash and investments initial balance..................            406.5         658.0             -        1,064.5
                                                               ------------- ------------ -------------- -------------
    Cash and investments ending balance...................  Ps      1,259.4         598.5             -        1,857.9
                                                               ============= ============ ============== =============


                                                                          Guarantors (Parent Company-only)
                                                               -------------------------------------------------------
                                                                                           Adjustments
           For the six months ended June 30, 2002                                              and         Combined
                                                               CEMEX Mexico      ETM      eliminations    Guarantors
                                                               ------------- ------------ -------------- -------------
Operating activities
Net income................................................  Ps     (1,502.5)     704.5          (704.5)      (1,502.5)
Charges to operations which did not require resources.....         (3,095.2)       192.1         704.5       (2,198.6)
                                                               ========================================================
Resources provided by operating activities................         (4,597.7)     896.6      -             (3,701.1)
    Net change in working capital.........................                                       (90.7)
                                                                    9,792.2   (1,194.6)                       8,506.9
                                                               ========================================================
    Net resources provided by operating activities........          5,194.5     (298.0)          (90.7)       4,805.8
                                                               ========================================================
Financing activities
Bank loans and notes payable, net.........................             12.5           -             -            12.5
Dividends.................................................               -            -             -             -
Long-term related parties receivables and payables, net...               -            -             -             -
Other noncurrent assets and liabilities, net..............               -            -             -             -
                                                               ========================================================
Resources used in financing activities....................             12.5           -             -            12.5
                                                               ========================================================
Investing activities
Property, plant and equipment, net........................           (374.3)          -             -          (374.3)
Investments in subsidiaries and affiliates................         (4,140.6)     (32.5)           62.8       (4,110.3)
Deferred charges..........................................                       265.4            28.0          172.0
                                                                     (121.4)
Other investments.........................................            (23.9)     137.6            (0.1)         113.6
                                                               ========================================================
    Resources used in investing activities................         (4,660.2)     370.5            90.7       (4,199.0)
                                                               ========================================================
    Change in cash and investments........................            546.8       72.5         -                619.3
    Cash and investments initial balance..................                       658.0                        1,064.5
                                                                      406.5                    -
                                                               ========================================================
    Cash and investments ending balance...................  Ps        953.3      730.5         -              1,683.8
                                                               ========================================================


                                             CEMEX, S.A. DE C.V. AND SUBSIDIARIES
                                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                                       December 31, 2000, 2001, 2002 and June 30, 2003
                                   (Millions of constant Mexican Pesos as of June 30, 2003)


Guarantors' Combined Statements of Changes in Financial Position:

                                                                             Guarantors (Parent Company-only)
                                                                                             Adjustments
    For the six months ended June 30, 2003 (unaudited)                                           and           Combined
-----------------------------------------------------------    CEMEX Mexico       ETM        eliminations     Guarantors
Operating activities
Net income................................................  Ps       (640.0)          60.4           (60.4)           (640.0)
Charges to operations which did not require resources.....            232.9          329.3            60.4              622.6
                                                               --------------------------------------------------------------
Resources provided by operating activities................           (407.1)         389.7          -                  (17.4)
    Net change in working capital.........................          2,644.5           84.1          -                2,728.6
                                                               --------------------------------------------------------------
    Net resources provided by operating activities........          2,237.4          473.8          -                2,711.2
                                                               --------------------------------------------------------------
Financing activities
Bank loans and notes payable, net.........................              8.0            7.0          -                   15.0
Long-term related parties receivables and payables, net...         (3,060.2)         154.6          -              (2,905.6)
Other noncurrent assets and liabilities, net..............             34.4          -              -                   34.4
                                                               --------------------------------------------------------------
Resources used in financing activities....................         (3,017.8)         161.6          -              (2,856.2)
                                                               --------------------------------------------------------------
Investing activities
Property, plant and equipment, net........................           (304.1)         -              -                 (304.1)
Investments in subsidiaries and affiliates................            (40.3)       (583.6)          -                 (623.9)
Deferred charges..........................................            458.9          (1.5)          -                  457.4
Other investments.........................................            (58.6)      -                 -                 (58.6)
                                                               --------------------------------------------------------------
    Resources used in investing activities................             55.9        (585.1)          -                 (529.2)
                                                               --------------------------------------------------------------
    Change in cash and investments........................           (724.5)          50.3          -                (674.2)
    Cash and investments initial balance..................          1,259.4          598.5          -                1,857.9
                                                               --------------------------------------------------------------
    Cash and investments ending balance...................  Ps        534.9          648.8          -                1,183.7
                                                               --------------------------------------------------------------


Guarantors--Cash and investments

At December 31, 2001 and 2002, and June 30, 2003 (unaudited), ETM's temporary investments are mainly comprised of CEMEX CPOs. In June 2003 the parent Company CEMEX issued 817,515 CPOs through dividends to ETM amounting Ps$29,798.

Guarantors--Investment in affiliates

At December 31, 2001, 2002 and June 30, 2003 (unaudited), of the Guarantors' total investment in affiliates, which are accounted for under the equity method, Ps67,882.1, Ps76,980.2 and Ps71,622.2, respectively, correspond to investments in non-guarantors, and Ps179.8 in 2001, Ps200.1 in 2002 and Ps198.0 at June 30, 2003 (unaudited), are related to minority investments in third parties.

At December 31, 2002, the main Guarantors' investments in non-guarantors are in CEMEX Concretos, S.A. de C.V and CEMEX Internacional, S.A. de C.V., which together integrate the ready-mix concrete operations and export trading activities of the Company in Mexico; and CEDICE, which is the parent company of the international operations of CEMEX. In January 2001, CEMEX Mexico acquired from CEMEX the majority interest in CEDICE for approximately U.S.$3.9 billion.

The investment in affiliates includes an effect of Ps647.5 corresponding to the cumulative effect of accounting change; see notes 23(k) and 23(v).

Guarantors--Indebtedness

At December 31, 2001, 2002 and June 30, 2003 (unaudited), the Guarantors had total indebtedness of U.S.$25.4 million (Ps248.8), U.S.$24.9 million (Ps261.1) and U.S.$25.7 million (Ps269.0), respectively. At December 31, 2002, the average interest rate of this indebtedness was approximately 7.8%. Of the total indebtedness of the Guarantors at December 31, 2002, approximately U.S.$24.3 million (Ps254.7) matures in 2003 and U.S.$0.6 million (Ps6.4) matures in 2004.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)

Guarantors--Balances and transactions with related parties

Balances with related parties result primarily from (i) the sale and purchase of cement and clinker to and from affiliates, (ii) the sale and/or acquisition of subsidiaries' shares within the CEMEX group, (iii) the invoicing of administrative and other services received or provided from and to affiliated companies, and (iv) the transfer of funds between the Guarantors, their respective parents and certain affiliates. The related parties balance detail is as follows:

                                                                                           2001
                                                                             Assets                  Liabilities
                          Guarantors                                 Short-Term    Long-Term   Short-Term  Long-Term
Centro Distribuidor de Cemento, S.A. de C.V..................    Ps      2,894.4       -           -           -
CEMEX Concretos, S.A. de C.V.................................            2,540.1       -           -           -
CEMEX Central, S.A. de C.V...................................            2,319.5       -           -           -
Proveedora Mexicana de Materiales, S.A. de C.V...............              216.6       -           -           -
Aviacion Comercial de America, S.A. de C.V...................              137.4       -           -           -
Inversora en Cales, S.A. de C.V..............................              128.9       -           -           -
Impra Cafe, S.A. de C.V......................................              114.5       -           -           -
CEMEX, S.A. de C.V. .........................................            -             -         9,168.7      57,647.4
CEMEX International Finance Company .........................            -             -         7,091.7       4,684.7
Petrocemex, S.A. de C.V......................................            -             -         1,810.6       2,936.8
Maquinas Industrias y Equipos, S.A. de C.V...................            -             -           691.3       -
Ultracril, S.A. de C.V.......................................            -             -           585.1       -
CEMEX Internacional, S.A. de C.V.............................            -             -           576.8       -
Inmobiliaria Rio la Silla, S.A. de C.V.......................            -             -           488.3       -
Maquindustrias, S.A. de C.V..................................            -             -           319.3       -
Turismo CEMEX, S.A. de C.V...................................            -             -           245.8       -
Landmark la Silla, S.A. de C.V. .............................            -              851.2      -           -
CEMEX Trademarks Worldwide Ltd...............................            -             -           -           3,207.3
Sunward Acquisitions N.V.....................................            -             -           -           1,419.0
Others.......................................................              230.9       -           386.5       -
                                                                 Ps      8,582.3        851.2   21,364.1      69,895.2

-------------------------------------------------------------------------------------------------------------------------
                                                                                           2002
                                                                             Assets                  Liabilities
                          Guarantors                                 Short-Term    Long-Term   Short-Term  Long-Term
CEMEX, S.A. de C.V...........................................    Ps      1,823.8       -           -          33,344.4
CEMEX Central, S.A. de C.V...................................              915.9       -           -           -
CEMEX Concretos, S.A. de C.V.................................              476.4       -           -           -
Impra Cafe, S.A. de C.V. ....................................              379.1       -           -           -
Proveedora Mexicana de Materiales, S.A. de C.V...............              227.9       -           -           -
Servicio CEMEX Mexico, S.A. de C.V. .........................              220.4       -           -           -
Poveedora de Fibras Textiles, S.A. de C.V. ..................              178.8       -           -           -
Inversora en Cales, S.A. de C.V. ............................              173.4       -           -           -
Carbonifera San Patricio, S.A. de C.V. ......................               80.3       -           -           -
Inmobiliaria Rio la Silla, S.A. de C.V.......................               70.2        293.2      -           -
Aviacion Comercial de America, S.A. de C.V. .................               34.9       -           -           -
Centro Distribuidor de Cemento, S.A. de C.V. ................            -             -           -           6,433.6
CEMEX International Finance Company..........................            -             -         4,715.8       -
Petrocemex, S.A. de C.V......................................            -             -           689.8       2,781.4
CEMEX Internacional, S.A. de C.V.............................            -             -           592.0       -
Turismo CEMEX, S.A. de C.V.. ................................            -             -           258.3       -
Neoris de Mexico, S.A. de C.V................................            -             -           217.7       -
Mexcement Holdings S.A. de C.V...............................            -             -           110.2       -
Others.......................................................              194.1       -           348.5       -
                                                                 Ps      4,775.2        293.2    6,932.3      42,559.4

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


                                                                              June 30, 2003 (unaudited)
                                                                          Assets                  Liabilities
                         Guarantors                               Short-Term    Long-Term   Short-Term    Long-Term
                                                                  ----------    ----------  ----------    ----------
CEMEX, S.A. de C.V..........................................  Ps      -             -            954.3      32,310.5
CEMEX Central, S.A. de C.V..................................          1,320.3       -            -            -
CEMEX Concretos, S.A. de C.V................................          1,109.9       -            -            -
Impra Cafe, S.A. de C.V. ...................................            471.3       -            -            -
CEMEX Trademarks Worldwide..................................          -             -          2,016.5         -
Servicio CEMEX Mexico, S.A. de C.V. ........................            486.7       -            -            -
Poveedora de Fibras Textiles, S.A. de C.V. .................          -             -            792.2          -
Inmobiliaria Rio la Silla, S.A. de C.V......................             88.5        265.8       -            -
Centro Distribuidor de Cemento, S.A. de C.V. ...............          -             -            -           4,593.2
CEMEX International Finance Company.........................          -             -          2,950.5       -
Petrocemex, S.A. de C.V.....................................          -             -            909.7       2,750.0
CEMEX Internacional, S.A. de C.V............................          -             -            751.7       -
Turismo CEMEX, S.A. de C.V.. ...............................          -             -            257.5       -
Others......................................................            367.7       -            412.2       -
                                                                   ----------    ----------  ----------    ----------
                                                              Ps     3,844.4         265.8     9,044.0      39,653.7
                                                                   ----------    ----------  ----------    ----------


The principal transactions carried out with affiliated companies are:

                                                                                                 (Unaudited)
                                                                                          Six Months Ended June 30,
                                                    Years Ended December 31,
                                             ----------------------------------------    ----------------------------
                   Guarantors                   2000          2001           2002           2002            2003
                                             -----------    ----------    -----------    ------------    ------------
Net sales.................................Ps    3,654.0       3,595.6        3,401.5          1,594.2         1,769.6
Purchases.................................    (1,107.7)       (545.1)        (997.0)           (473.1)         (607.1)
Selling and administrative expenses ......    (5,138.5)     (9,265.7)      (7,279.2)         (6,640.0)         (230.5)
Financial expense.........................    (3,435.4)     (6,025.6)      (4,324.0)         (2,561.2)       (2,577.6)
Financial income .........................        147.2       1,084.4          583.5            385.2           220.7
Other expense, net .......................Ps       73.1        (70.7)         (57.2)         (3,601.9)           626.3
                                             -----------    ----------    -----------    ------------    ------------


Net sales--The Guarantors sell cement and clinker to affiliated companies in arms-length transactions.



Purchases--The Guarantors purchase raw materials from affiliates in arms-length transactions.



Selling and administrative expenses--The Company allocates part of its corporate expense to the Guarantors, which also incur rental and trademark rights expenses payable to the Company.


Financial income and expense is recorded on receivables from and payables to affiliated companies as described above. Additionally, the Guarantors receive financial income on their temporary investment position, invested in the non-guarantor treasury company.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Guarantors--U.S. GAAP reconciliation of net income and stockholders' equity:

As discussed at the beginning of this note 23, the following reconciliation to U.S. GAAP does not include the reversal of Mexican GAAP inflation accounting adjustments, as these adjustments represent a comprehensive measure of the effects of price level changes in the inflationary Mexican economy, which is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and U.S. accounting purposes. The other principal differences between Mexican GAAP and U.S. GAAP and the effect on net income and stockholders' equity are presented below, with an explanation of the adjustments.

                                                               Years Ended December 31,                    (Unaudited)
                                                                                                         Six Months Ended
                                                                                                             June 30,
                                                      -----------------------------------------    --------------------------
                                                           2000         2001           2002            2002          2003
                                                       -----------   -----------    -----------    -----------    -----------
 Net income reported under Mexican GAAP............Ps     3,362.6        8,268.9      (3,190.7)      (1,502.5)        (640.0)
 Approximate U.S. GAAP adjustments:
 1. Amortization of pushdown goodwill (see note A)...      (198.9)        (193.3)          -            -              -
 2. Deferred income taxes and ESPS (see note B)......      (326.9)      (1,231.7)      1,956.0       (1,642.8)        (366.0)
 3. Other employees' benefits (see note C)...........       (25.6)          (4.9)        (13.7)         (11.4)         (11.2)
 4. Inflation adjustment of machinery and                  (165.0)                                 ----------
     equipment (see note D)..........................                     (242.8)       (185.1)          95.6          (74.6)
 5. Other U.S. GAAP adjustments (see note E).........    (1,729.0)      (1,253.6)        306.5        1,398.7           633.9
 6. Monetary position result (see note F)............       621.7          225.4         499.8          246.7           113.4
                                                       -----------    -----------   -----------    -----------    -----------
     Total approximate U.S. GAAP adjustments.........    (1,823.6)      (2,700.8)      2,563.6           86.7           295.5
                                                       -----------    -----------   -----------    -----------    -----------
     Total approximate net income under U.S. GAAP  Ps     1,538.9        5,568.0        (627.2)      (1,415.9)        (344.5)
                                                       -----------    -----------   -----------    -----------    -----------

                                                                                    December 31,                 (Unaudited)
                                                                                                                  June 30,
                                                                         ----------------------------------     ------------
                                                                              2001               2002               2003
                                                                         ---------------     --------------     ------------
Total stockholders' equity under Mexican GAAP........................Ps       17,711.8           62,905.6         57,265.7
Approximate U.S. GAAP adjustments:
 1. Effect of pushdown of goodwill, net (see note A)...................        2,151.1            1,965.3          1,574.8
 2. Deferred income taxes and ESPS (see note B)........................       (4,687.9)          (4,019.2)        (3,592.9)
 3. Other employees' benefits (see note C).............................         (161.6)            (166.6)          (175.9)
4. Inflation adjustment for machinery and equipment (see note D).......        5,650.6            3,980.6          2,962.8
 5. Other U.S. GAAP adjustments (see note E)...........................       (8,172.0)          (4,432.7)        (2,084.8)
                                                                         ---------------     --------------     ------------
     Total approximate U.S. GAAP adjustments...........................       (5,219.8)          (2,672.6)        (1,316.0)
                                                                         ---------------     --------------     ------------
     Total approximate stockholders' equity under U.S. GAAP......... Ps       12,492.0           60,233.0         55,949.7
                                                                         ---------------     --------------     ------------

Guarantors--Notes to the U.S. GAAP reconciliation:

A.   Business Combinations

In 1989 and 1990, through an exchange of its shares with the Company, CEMEX Mexico acquired substantially all its Mexican subsidiaries from CEMEX. The original excess of the purchase price paid by CEMEX over the fair value of the net assets of these subsidiaries was Ps7,255.9, of which Ps3,753.1, were recorded in ETM under Mexican GAAP at the time of the acquisition. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill, after eliminating the amounts recorded under Mexican GAAP, was Ps1,346.8 in 2001, Ps1,166.5 in 2002 and Ps776.0 as of June 30, 2003 (unaudited).

In addition, during 1995 CEMEX acquired an additional 24.2% equity interest in TOLMEX, S.A. de C.V. ("TOLMEX"), through a public exchange offer where CEMEX exchanged its own shares for TOLMEX's shares. TOLMEX merged during 1999 with other Mexican subsidiaries creating CEMEX Mexico. The excess of the purchase price paid by CEMEX over the fair value of the net assets of TOLMEX was Ps898.6. The net adjustment in the Guarantors stockholders' equity reconciliation to U.S. GAAP arising from this pushed-down goodwill was Ps804.3 in 2001, Ps798.8 in 2002 and Ps798.8 as of June 30, 2003 (unaudited).

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


Amortization expense related to these pushed-down goodwill amounts, was recognized for purposes of the net income reconciliation to U.S. GAAP through 2001. As mentioned in note 23(a), for purposes of the reconciliation to U.S. GAAP, the Company adopted SFAS 142 and SFAS 144 in 2002. As a result of this adoption, effective January 1, 2002, amortization ceased for goodwill under U.S. GAAP; therefore, beginning in 2002, goodwill amortization recorded under Mexican GAAP is adjusted for purposes of the reconciliation of net income and stockholders' equity.

B. Deferred income taxes and Employees' Statutory Profit Sharing

Deferred income taxes adjustment in the stockholders' equity reconciliation to U.S. GAAP, at December 31, 2001, 2002 and June 30, 2003 (unaudited), represented expense of Ps1,921.1, expense of Ps1,296.7 and expense of Ps919.7, respectively. In addition, deferred ESPS adjustment to U.S. GAAP was an expense of Ps2,766.8 in 2001, an expense of Ps2,722.4 in 2002 and an expense of Ps2,673.2 for the six months ended June 30, 2003 (unaudited).

C. Other employees' benefits

The Guarantors do not accrue for vacation expense and severance payments; these items are recognized when vacation is taken or when retirements occur, respectively. For purposes of the U.S. GAAP reconciliation, a vacation liability has been determined in an amount of Ps28.8, Ps29.7 and Ps31.4, at December 31, 2001, 2002 and June 30, 2003 (unaudited), respectively. In addition, the Guarantors recognized, for purposes of the U.S. GAAP reconciliation, a liability for severance benefits for Ps132.8 in 2001, Ps136.9 in 2002 and Ps144.5 as of June 30, 2003 (unaudited).

D.   Inflation Adjustment of Machinery and Equipment

As previously mentioned in note 23(i), for purposes of the U.S. GAAP reconciliation, fixed assets of foreign origin were restated using the inflation factor arising from the Consumer Price Index ("CPI") of each country, and depreciation is based upon the revised amounts.

E. Other U.S. GAAP adjustments

Deferred charges--For U.S. GAAP purposes, other deferred charges net of the accumulated amortization that did not qualify for deferral under U.S. GAAP have been charged to expense, with a net effect in the net income reconciliation to U.S. GAAP of income of Ps125.8, expense of Ps24.9, expense of Ps268.9 in 2000, 2001 and 2002, respectively. The net effect in the stockholders' equity reconciliation to U.S. GAAP was expenses of Ps225.6, Ps494.5 and Ps494.5 in 2001, 2002 and June 30, 2003 (unaudited), respectively, from the partial reversal of the adjustment. Mexican GAAP allowed the deferral of these expenses. This effect has been cancelled in the stockholders' equity because they had been sold to Cemex Trademark Worldwide (CTW), affiliated company, for the total amount of Ps494.5 in February 2003.

Subsidiary companies--The Guarantors have adjusted their investment and their equity in the earnings of subsidiary companies for the share of the approximate U.S. GAAP adjustments applicable to these affiliates. The net effect in the stockholders' equity reconciliation to U.S. GAAP was expense of Ps7,931.0, expense of Ps3,932.6 and expense of Ps1,590.3 in 2001, 2002 and June 30, 2003 (unaudited), respectively. The net effect in the net income reconciliation to U.S. GAAP was expense of Ps1,863.3, expense of Ps540.2, expense of Ps1,275.1 and expense of Ps633.9 in 2000, 2001, 2002 and June 30, 2003 (unaudited), respectively. From the U.S. GAAP adjustments to subsidiary companies in the Guarantors' reconciliation of stockholders' equity, expense of Ps4,687.9 in 2001, expense of Ps4,019.2 in 2002 and expense of Ps3,592.9 as of June 30, 2003 (unaudited), are related to deferred IT and deferred ESPS.

As discussed in note 2C, in January 2001, CEMEX Mexico acquired from CEMEX a majority equity interest in CEDICE, the indirect parent of CEMEX Espana (formerly Valenciana). For U.S. GAAP purposes the transaction was accounted for as a reorganization of entities under common control (similar to a pooling of interest). As such, the reconciliation to U.S. GAAP of the Guarantors' financial information is presented as if the transaction had occurred on January 1, 2000. The effect in the reconciliation of net income to U.S. GAAP was a loss of Ps2,197.4 for the year ended December 31, 2000, resulting from the equity in the net income (loss) of the acquired companies under US GAAP in that year. Under Mexican GAAP, this transaction was accounted for as a purchase business combination effective from the date of the transaction. Also, under Mexican GAAP, the sale resulted in a difference between the net book value of the acquired companies and the purchase price on the separate accounts of CEMEX Mexico. The transaction had no effect on the consolidated accounts of the Company.

                      CEMEX, S.A. DE C.V. AND SUBSIDIARIES
          NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                December 31, 2000, 2001, 2002 and June 30, 2003
            (Millions of constant Mexican Pesos as of June 30, 2003)


F. Monetary position result

Monetary position result of the U.S. GAAP adjustments is determined by (i) applying the annual inflation factor to the net monetary position of the U.S. GAAP adjustments at the beginning of the period, plus (ii) the monetary position effect of the adjustments during the period, determined in accordance with the CPI inflation factor for the period.

Supplemental Guarantors' Cash Flow Information under U.S. GAAP

The classifications of cash flows under Mexican GAAP and U.S. GAAP are basically the same in respect of the transactions presented under each caption. The nature of the differences between Mexican GAAP and U.S. GAAP in the amounts reported is mainly due to (i) the elimination of inflationary effects in the variations of monetary assets and liabilities arising from financing and investing activities, against the corresponding monetary position result in operating activities, (ii) the elimination of exchange rate fluctuations resulting from financing and investing activities, against the corresponding unrealized foreign exchange gain or loss included in operating activities, and
(iii) the recognition in operating, financing and investing activities of the U.S. GAAP adjustments.

For the Guarantors, the following table summarizes the cash flow items as required under SFAS 95 provided by (used in) operating, financing and investing activities, giving effect to the U.S. GAAP adjustments, excluding the effects of inflation required by Bulletin B-10 and Bulletin B-15. The following information is presented, in millions of pesos, on a historical peso basis and it is not presented in pesos of constant purchasing power:

                                                           Years ended December 31,               (Unaudited)
                                                                                             Six Months Ended June
                                                                                                      30,
                                                      ------------------------------------  ------------------------
                                                         2000        2001         2002         2002         2003
                                                      -----------  ----------  -----------  -----------  -----------
 Net cash provided by operating activities........Ps     1,063.8     (2,336.9)   2,001.4        (152.4)    2,086.4
 Net  cash   provided  by  (used  in)   financing
   activities.......................................    (1,645.9)       (25.4)   2,418.5           0.6         2.2
 Net cash used in investing activities..............       418.7      2,287.0   (3,555.4)        683.9    (2,793.2)
                                                      -----------  ----------  -----------  -----------  -----------

Net cash flow from operating activities reflects cash payments for interests and income taxes as follows:
                                                            Years ended December 31,               (Unaudited)
                                                                                              Six Months Ended June
                                                                                                       30,
                                                      -------------------------------------  ------------------------
                                                         2000         2001         2002         2002         2003
                                                      -----------  -----------  -----------  -----------  -----------
 Interest paid....................................Ps       265.9         20.5      263.5        81.0        114.8
 Income taxes paid..................................         3.4          -            -           -         92.3
                                                      -----------  -----------  -----------  -----------  -----------

Guarantors' non-cash activities are comprised of the following:

During 2000 and 2001, the Guarantors acquired, from CEMEX, equity interests in CEDICE for an amount of Ps4,780.1 and Ps37,466.4, which were credited against accounts payable owed by CEMEX to the Guarantors at the end of each year, respectively.

Dividends declared to CEMEX amounting to Ps2,171.5 in 2002 were recognized by the Guarantors as accounts payable to CEMEX as of December 31, 2002.

Contingent liabilities of the Guarantors

As of December 31, 2001 and 2002, CEMEX Mexico and ETM guaranteed debt of CEMEX in the amount of US$2,196.0 million and US$2,339.0 million (see note 12).

Subsequent events

During July 2003 ETM carried out individually, a stock reverse split amortization of 900,000 shares at Ps7.0 each, reducing the entity'>s equity by Ps6,300.0. These shares were owned by CEMEX Mexico and at the same time a dividend of Ps6,300.0 was declared.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Compania Minera Atoyac, S.A. de C.V.

We have audited the balance sheets of Compania Minera Atoyac, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania Minera Atoyac, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                    /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cementos Anahuac, S.A.

We have audited the balance sheets of Cementos Anahuac, S.A. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos Anahuac, S.A. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001



To the Stockholders of

Cementos del Norte, S.A. de C.V.

We have audited the balance sheets of Cementos del Norte, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos del Norte, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Proveedora Mexicana de Materiales, S.A. de C.V.

We have audited the balance sheets of Proveedora Mexicana de Materiales, S.A. de C.V. (as a separate legal entity) as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management and are to be submitted for approval by the General Meeting of Stockholders; therefore, they include the investment in subsidiary for by the equity method. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.G to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Proveedora Mexicana de Materiales, S.A. de C.V. (as a separate legal entity) at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Compania de Transportes del Mar de Cortes, S.A. de C.V.

We have audited the balance sheets of Compania de Transportes del Mar de Cortes, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.G to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions carried out with third parties.

As indicated in Note 2E, to the financial statements, based on a study carried out in 1999, management decided to modify the technical useful lives of property, plant and equipment; basically, since the related wear and tear has been lower than the originally estimated. The effect of this change represented a reduction in the depreciation charged to income for the year of approximately Ps5,075,357.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Compania de Transportes del Mar de Cortes, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cementos Guadalajara, S.A. de C.V.

We have audited the balance sheets of Cementos Guadalajara, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.D to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a significant portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos Guadalajara, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cementos de Oriente, S.A. de C.V.

We have audited the balance sheets of Cementos de Oriente, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.F to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a significant portion of the company's income (basically financial income) arises from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cementos de Oriente, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Autotransportes de Huichapan, S.A. de C.V.

We have audited the balance sheets of Autotransportes de Huichapan, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.F to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As mentioned in Note 1 to the financial statements, a portion of the company's income and operating costs and expenses arise from transactions with related parties. Therefore, conditions of these transactions may not be similar to those of transactions with third parties.

As indicated in Note 2.D to the financial statements, based on a study carried out in 1999, management decided to modify the technical useful lives of property, plant and equipment; basically, since the related wear and tear has been lower than the original estimated. The effect of this change represented a reduction in the depreciation charged to income for the year of approximately Ps808,483.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Autotransportes de Huichapan, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                  /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Cemex Concretos, S.A. de C.V.

We have audited the balance sheets of Cemex Concretos, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.H to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

As described in Note 1 to the financial statements, on November 13, 2000 the stockholders resolved to spin-off certain operations for which purpose a new company was incorporated effective from such date onwards. Certain assets, liabilities and capital stock were allocated to the new company as described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Cemex Concretos, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                   /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                       REPORT OF INDEPENDENT ACCOUNTANTS





Monterrey, N.L., January 11, 2001





To the Stockholders of

Granos y Terrenos, S.A. de C.V.

We have audited the balance sheets of Granos y Terrenos, S.A. de C.V. as of December 31, 2000 and 1999, and the related statements of income, of changes in stockholders' equity and of changes in financial position for the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they were prepared in accordance with generally accepted accounting principles. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2.C to the financial statements, as from the year ended December 31, 2000 the Company adopted the standards contained in Statement D-4 Revised, "Accounting for Income Tax, Asset Tax and Employees' Profit Sharing," issued by the Mexican Institute of Public Accountants, with the effects described in such note.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Granos y Terrenos, S.A. de C.V. at December 31, 2000 and 1999, and the results of its operations, the changes in its stockholders' equity and the changes in its financial position for the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in Mexico.

                                                /s/ PRICEWATERHOUSECOOPERS


Hector Puente S.

                   INDEPENDENT AUDITORS' REPORT ON SCHEDULES



The Board of Directors and Stockholders
Cemex, S.A. de C.V.:

Under the date of January 15, 2003, we reported on the consolidated balance sheets of Cemex, S.A. de C.V. and subsidiaries as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the years in the three-year period ended December 31, 2002, which are included in the annual report on Form 20-F. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related consolidated financial statement schedules in the annual report. These financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statement schedules based on our audits.

In our opinion, such financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.





KPMG Cardenas Dosal, S.C.

/s/ Rafael Gomez Eng

Rafael Gomez Eng

Monterrey, N.L. Mexico
January 15, 2003

                                                                    SCHEDULE I



                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                                Balance Sheets

           (Millions of constant Mexican pesos as of June 30, 2003)


                                                                                             December 31,
                                                                                  ------------------------------------
     Assets                                                                             2001                 2002
                                                                                  -----------------    ---------------
Current Assets
   Cash and investments....................................................    Ps         165.4              372.3
   Other receivables (note 3)..............................................             1,499.8            1,094.3
   Related parties receivables (note 7)....................................            14,103.3           19,618.3
                                                                                  -----------------    ---------------
       Total current assets................................................            15,768.5           21,084.9
                                                                                  -----------------    ---------------

Investments and Noncurrent Receivables
   Investments in subsidiaries and affiliated companies ...................            18,837.4           77,872.5
   Other investments.......................................................                53.5               82.4
   Other noncurrent accounts receivable....................................               618.2              498.2
   Long-term related parties receivables (note 7)..........................            57,503.1           16,696.3
                                                                                  -----------------    ---------------
       Total investments and noncurrent receivables........................            77,012.2           95,149.4
                                                                                  -----------------    ---------------

                                                                                  -----------------    ---------------
Land and Buildings.........................................................             1,715.1            1,708.5
                                                                                  -----------------    ---------------
Deferred Charges (note 5)..................................................             4,626.2            6,080.9
                                                                                  -----------------    ---------------

       Total Assets........................................................    Ps      99,122.0          124,023.7
                                                                                  =================    ===============


     Liabilities and Stockholders' Equity
 Current Liabilities
   Bank loans (note 6).........................................................Ps         289.4              6,793.6
   Notes payable (note 6)......................................................         1,762.8              3,104.1
   Current maturities of long-term debt (note 6)...............................         4,407.2              5,477.1
   Other accounts payable and accrued expenses ................................           990.9              2,885.4
   Related parties payable (note 7)............................................         1,605.8              5,923.2
                                                                                  -----------------    ----------------
       Total current liabilities...............................................         9,056.1             24,183.4
                                                                                  -----------------    ----------------
Long-Term Debt (notes 6 and 7)
   Long-Term Debt..............................................................        22,309.9             20,777.1
   Long-term related parties payables..........................................         3,917.2             16,732.3
                                                                                  -----------------    ----------------
       Total long-term debt....................................................        26,227.1             37,509.4
       Other long-term liabilities.............................................           669.4              1,410.9
                                                                                  -----------------    ----------------
Total Liabilities..............................................................        35,952.6             63,103.7
                                                                                  -----------------    ----------------

                                                                                  -----------------    ----------------
Stockholders' Equity...........................................................        63,169.4             60,920.0
                                                                                  -----------------    ----------------

       Total Liabilities and Stockholders' Equity..............................Ps      99,122.0            124,023.7
                                                                                  =================    ================

                                              See accompanying notes to financial statements.



                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                             Statements of Income

 (Millions of constant Mexican pesos as of June 30, 2003, except for earnings per share)

                                                                                       Years ended December 31,
                                                                          ----------------------------------------------------
                                                                               2000               2001               2002
                                                                          ---------------    --------------    ---------------
          Total revenues ..............................................Ps       9,334.6          12,825.9            5,121.7
       Administrative expenses.........................................          (102.4)            (87.7)            (107.5)
                                                                          ---------------    --------------    ---------------
          Operating income.............................................         9,232.2          12,738.2            5,014.2
                                                                          ---------------    --------------    ---------------

              Net comprehensive financing result.......................           111.3              33.1            (1,389.6)

       Other  income ( expense ), net..................................           319.6         (2,078.2)              (341.1)
                                                                          ---------------    --------------    ---------------

          Income before income taxes...................................         9,663.1          10,693.1            3,283.5

       Income tax benefit and business assets tax, net (note 8)........           951.4           1,352.5            2,234.1
                                                                          ---------------    --------------    ---------------

          Net income...................................................Ps      10,614.5          12,045.6            5,517.6
                                                                          ===============    ==============    ===============


          Basic earnings per share.....................................Ps          2.57              2.82               1.23
          Diluted earnings per share...................................Ps          2.56              2.80               1.23
                                                                          ===============    ==============    ===============

                                           See accompanying notes to financial statements.


                   CEMEX, S.A. DE C.V. (PARENT COMPANY ONLY)
                  Statements of Changes in Financial Position

           (Millions of constant Mexican pesos as of June 30, 2003)



                                                                                      Years ended December 31,
                                                                           ----------------------------------------------
                                                                                 2000              2001              2002
                                                                           ---------------   ---------------   ---------------
Operating activities
   Net income..........................................................  Ps     10,614.5          12,045.6           5,517.6
   Charges to operations which did not require resources (note 9)......         (6,863.4)        (10,655.3)         (5,751.0)
                                                                           ---------------   ---------------   ---------------
      Resources (used in) provided by operating activities............           3,751.1           1,390.3            (233.4)
   Net change in working capital.......................................         (9,023.4)         (7,687.3)          1,102.4
                                                                           ---------------   ---------------   ---------------
      Net resources provided by (used in)  operating activities........         (5,272.3)         (6,297.0)            869.0
                                                                           ---------------   ---------------   ---------------

Financing activities
   Proceeds from bank loans (repayments), net.........................          (2,331.2)          6,884.2           3,255.3
   Notes payable......................................................           4,461.9          (5,062.0)          4,127.4
   Dividends paid.....................................................          (2,438.0)         (3,115.4)         (3,467.8)
   Issuance of common stock from reinvestment of dividends............           2,215.9           2,936.1           3,119.6
   Issuance of common stock under stock option plan...................              52.8             112.4              73.8
   Acquisition of shares under repurchase program.....................            (133.8)           (227.1)           (370.4)
   Other financing activities, net....................................             (38.7)            611.6             741.5
                                                                           ---------------   ---------------   ---------------
       Resources provided by  financing activities....................           1,788.9           2,139.8           7,479.4
                                                                           ---------------   ---------------   ---------------

Investing activities
   Long-term related parties receivables, net.........................          11,471.9          (37,586.9)        53,622.0
   Net change in investment in subsidiaries...........................          (9,489.5)          41,340.4        (64,004.4)
   Dividends received.................................................             522.7             -               2,216.2
   Deferred charges...................................................             972.7            1,126.1            (95.3)
   Other noncurrent accounts receivable...............................              -                (618.2)           120.0
                                                                           ---------------   ---------------   ---------------
       Resources ( used in ) provided by  investing activities........           3,477.8            4,261.4         (8,141.5)
                                                                           ---------------   ---------------   ---------------
       Increase (decrease) in cash and investments....................              (5.6)             104.2            206.9
       Cash and investments at beginning of year......................              66.8               61.2            165.4
                                                                           ---------------   ---------------   ---------------
       Cash and investments at end of year............................ Ps           61.2              165.4            372.3
                                                                           ===============   ===============   ===============

                                  See accompanying notes to financial statements.


                              CEMEX, S.A. DE C.V.
             NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS
                       December 31, 2000, 2001 and 2002
           (Millions of constant Mexican pesos as of June 30, 2003)



1. DESCRIPTION OF BUSINESS

CEMEX, S.A. de C.V. (CEMEX or the Company) is a Mexican holding company (parent) of entities whose main activities are oriented to the construction industry, through the production and marketing of cement and ready-mix concrete.

2. SIGNIFICANT ACCOUNTING POLICIES

A) BASIS OF PRESENTATION AND DISCLOSURE

The accompanying financial statements have been prepared in accordance with Generally Accepted Accounting Principles in Mexico ("Mexican GAAP"), which include the recognition of the effects of inflation on the financial information.

B) PRESENTATION OF COMPARATIVE FINANCIAL STATEMENTS

The restatement factors for the Parent Company-only financial statements of prior periods were calculated based upon Mexican inflation.


                                                                           December 31,                        June 30,
                                                         -----------------------------------------------    -------------
                                                              2000             2001             2002             2003
                                                         -------------    -------------    -------------    -------------
Restatement factor using Mexican inflation...............   1.0903          1.0456            1.0559           1.0114
                                                         -------------    -------------    -------------    -------------


C) CASH AND INVESTMENTS

Investments include fixed-income securities with original maturities of three months or less, as well as marketable securities easily convertible into cash.

Investments in fixed-income securities are recorded at cost plus accrued interest. Investments in marketable securities are recorded at market value. Gains or losses resulting from changes in market values, accrued interest and the effects of inflation are included in the income statements as part of the Comprehensive Financing Result.

D) INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

Investments in common stock representing between 10% and 100% of the issuer's common stock are accounted for by the equity method. Under the equity method, after acquisition, the investments original cost are adjusted for the proportional interest of the holding company in the affiliates equity and earnings, considering the inflation effects.

E) LAND AND BUILDINGS

Land and buildings are presented at their restated values using the Mexican inflation index.

Depreciation of buildings is provided on the straight-line method over the estimated useful lives of the assets. The useful lives of administrative buildings are approximately 50 years.

F) DEFERRED CHARGES AND AMORTIZATION (note 5)

Deferred charges are adjusted by inflation to reflect constant values. Amortization of deferred charges is determined using the straight-line method based on the restated value of the assets.

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS-(Continued)
                       December 31, 2000, 2001 and 2002
           (Millions of constant Mexican pesos as of June 30, 2003)



The excess of cost over book value of subsidiaries acquired ("goodwill") is amortized under the present worth or sinking fund method, which is intended to provide a better matching of the goodwill amortization with the revenues generated from the acquired companies. The amortization periods are as follows:


                                                                                  Years
                                                                             ---------------
    Goodwill from years before 1992........................................        40
    Goodwill from acquisitions since  January 1, 1992......................        20
                                                                             ---------------


Deferred financing costs associated with the Company's financing operations are amortized as part of the effective interest rate of each transaction over its maturity. These costs include discounts on debt issuance, fees paid to attorneys, printers and consultants, as well as commissions paid to banks in the structuring process. Deferred financing costs are adjusted by inflation to reflect constant values.

G) MONETARY POSITION RESULT

The monetary position result, which represents the gain or loss from holding monetary assets and liabilities in inflationary environments, is calculated by applying the Mexican inflation rate on the Company's net monetary position.

H) DEFICIT IN EQUITY RESTATEMENT

The deficit in equity restatement includes the accumulated effect from holding non-monetary assets as well as the foreign currency translation effects from foreign subsidiaries' financial statements.

I) CONTINGENCIES AND COMMITMENTS

Obligations or material losses, related to contingencies and commitments, are recognized when present obligations exist, as a result of past events, it is probable that the effects will materialize and there are reasonable elements for quantification. If there are no reasonable elements for quantification, a qualitative disclosure is included in the notes to the financial statements. The Company does not recognize contingent revenues, income or assets.

J) USE OF ESTIMATES

The preparation of financial statements requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the financial statements date and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from these estimates.

3. OTHER RECEIVABLES

As of December 31, 2001 and 2002, other current receivables consist of:


                                                             2001                2002
                                                       -----------------    ---------------
Non-trade receivables.............................  Ps          133.7              159.1
Refundable income tax.............................            1,274.4              657.6
Other refundable taxes............................               91.7              277.6
                                                       -----------------    ---------------
                                                    Ps        1,499.8            1,094.3
                                                       =================    ===============


                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS-(Continued)
                       December 31, 2000, 2001 and 2002
           (Millions of constant Mexican pesos as of June 30, 2003)



4. INVESTMENTS IN SUBSIDIARIES AND AFFILIATED COMPANIES

As of December 31, 2001 and 2002, investments in subsidiaries and affiliated companies accounted for by the equity method, are summarized as follows:


                                                                                 2001                2002
                                                                           -----------------    ---------------

Book value  at acquisition date...................................      Ps       8,445.7           64,517.6
Equity in income and other changes in stockholders' equity of
   subsidiaries and affiliated companies..........................              10,391.7           13,354.9
                                                                           -----------------    ---------------
                                                                        Ps      18,837.4           77,872.5
                                                                           =================    ===============



5. DEFERRED CHARGES

As of December 31, 2001 and 2002, deferred charges are summarized as follows:


                                                                                2001                 2002
                                                                          -----------------     --------------

   Goodwill..........................................................    Ps       1,964.3            1,957.7
   Deferred financing costs..........................................               659.6              741.8
   Deferred income taxes.............................................             2,305.9            3,612.2
   Others............................................................             1,160.0            1,462.0
   Accumulated amortization..........................................            (1,463.6)          (1,692.8)
                                                                           ----------------     --------------
                                                                         Ps       4,626.2            6,080.9
                                                                           ================     ==============


6. SHORT AND LONG-TERM BANK LOANS AND NOTES PAYABLE

A total of 100% and 95.6% of the Parent Company-only short-term debt is denominated in dollars in 2001 and 2002, respectively.

Of the Parent Company-only long-term debt, approximately 61% and 77% is denominated in dollars in 2001 and 2002, respectively; the remaining debt in 2002 is primarily denominated in Mexican pesos and in yen in 2001.

The maturities of long-term debt as of December 31, 2002 are as follows:

                                                                  Parent
                                                          ---------------------
2004....................................................  Ps       6,941.9
2005....................................................           1,938.8
2006....................................................           2,439.7
2007....................................................           3,148.9
2008 and thereafter.....................................           6,307.8
                                                            ------------------
                                                         Ps       20,777.1
                                                            ==================

In the Parent Company-only balance sheet at December 31, 2002, there were short-term debt transactions amounting to U.S.$ 100 million ($1,046.0), classified as long-term debt, due to the Company's ability and the intention to refinance such indebtedness with the available amounts of the committed long-term lines of credit.

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS-(Continued)
                       December 31, 2000, 2001 and 2002
           (Millions of constant Mexican pesos as of June 30, 2003)



7. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The main balances receivable and payable with related parties as of December 31, 2001 and 2002 are:


                   Parent Company                                                    2001
                                                      -------------------------------------------------------------------
                                                                  Assets                            Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
  CEMEX  Mexico, S.A. de C.V.......................  Ps 13,132.3         57,503.1               -                 -
  Assiut Cement Company............................        326.8             -                  -                 -
  Centro Distribuidor de Cemento, S.A. de C.V......        601.7             -                  -                 -
  Sunbelt Trading, S.A. ...........................         41.5             -                  -                 -
  CEMEX Concretos, S.A. de C.V. ...................         -                -                 773.0              -
  Empresas Tolteca de Mexico, S.A. de C.V. ........         -                -                   1.6            3,917.2
  CEMEX Central, S.A. de C.V. .....................         -                -                 828.3              -
  Other............................................          1.0             -                   2.9              -
                                                      -------------     ------------     --------------     -------------
                                                   Ps   14,103.3         57,503.1            1,605.8            3,917.2
                                                      =============     ============     ==============     =============

                   Parent Company                                                     2002
                                                      -------------------------------------------------------------------
                                                                 Assets                            Liabilities
                                                      ------------------------------     --------------------------------
                                                        Short-Term        Long-Term        Short-Term         Long-Term
                                                      -------------     ------------     --------------     -------------
  CEMEX Mexico, S.A. de C.V........................Ps    19,521.8        16,323.6               -                 -
  CEMEX International Finance Co...................         -                -                 264.8           10,898.4
  CEMEX Trademarks Worldwide Ltd...................         -                -                 151.9            5,833.9
  Empresas Tolteca de Mexico, S.A. de C.V. ........         -                -               4,322.6              -
  CEMEX Central, S.A. de C.V. .....................         -                -                 703.3              -
  Assiut Cement Company............................         -                -                 384.7              -
  International Investors  LLC.....................         -               372.7                -                -
  CEMEX Asia PTE. Ltd..............................         -                -                  71.9              -
  Centro Distribuidor de Cemento, S.A. de C.V......         -                -                  15.8              -
  Sunbelt Trading, S.A. ...........................          44.4            -                   -                -
  CEMEX Concretos, S.A. de C.V. ...................          23.4            -                   -                -
  PT CEMEX Indonesia ...................................     13.9            -                   -                -
  Other................................................      14.8            -                   8.2              -
                                                      -------------     ------------     --------------     -------------
                                                   Ps    19,618.3        16,696.3            5,923.2           16,732.3
                                                      =============     ============     ==============     =============


The main transactions carried out during the last three years with related parties are:


                                                                       2000              2001               2002
                                                                  ---------------    --------------    ----------------
  Rental income..............................................          313.5               294.0             280.6
  License fees...............................................        2,616.1             1,890.8             186.8
  Financial expense..........................................         (783.1)             (625.6)           (812.1)
  Financial income...........................................        2,471.3             4,828.2           3,147.8
  Dividends received.........................................          517.4                  -            2,193.8
                                                                  ===============    ==============    ================


8.       INCOME TAX (IT), BUSINESS ASSETS TAX (BAT)

In accordance with the effective tax legislation in Mexico, corporations must pay either income tax ("IT") or business assets tax ("BAT") depending on which amount is greater for their operations in Mexico. Both taxes recognize the effects of inflation, though in a manner different from Mexican GAAP.

The IT benefit, presented in the accompanying income statements, is summarized as follows:

                              CEMEX, S.A. DE C.V.
       NOTES TO THE PARENT COMPANY ONLY FINANCIAL STATEMENTS-(Continued)
                       December 31, 2000, 2001 and 2002
           (Millions of constant Mexican pesos as of June 30, 2003)


                                                                     2000               2001            2002
                                                                 --------------     -------------    -----------
Current income tax........................................            (446.6)             -               -
Received from subsidiaries................................             760.4            685.4           942.3
Deferred IT...............................................             637.6            667.1         1,291.8
                                                                 --------------     -------------    -----------
                                                              Ps       951.4          1,352.5         2,234.1
                                                                 ==============     =============    ===========


Arising from its Mexican subsidiaries, the Company has accumulated IT loss carry forwards which, restated for inflation, can be amortized against taxable income in the succeeding ten years according to Income Tax Law:


                   Year in which tax loss occurred                              Amount of             Year of
                                                                              carryforwards         expiration
                                                                             ----------------    -----------------
1995....................................................................  Ps     1,774.4               2005
2000....................................................................           631.0               2010
2001....................................................................         4,157.7               2011
2002....................................................................         3,297.2               2012
                                                                             ----------------
                                                                          Ps     9,860.3
                                                                             ================


The Company and its subsidiaries in Mexico must generate taxable income to preserve the benefit of the tax loss carryforwards generated beginning in 1999.

The BAT Law establishes a 1.8% tax levy on assets, restated for inflation in the case of inventory and fixed assets, and deducting certain liabilities. BAT levied in excess of IT for the period may be recovered, restated for inflation, in any of the succeeding ten years, provided that the IT incurred exceeds BAT in such period.

The recoverable BAT as of December 31, 2002 is as follows:


                    Year in which BAT exceeded IT                                Amount of               Year of
                                                                              carryforwards             expiration
                                                                            -------------------      -----------------
1997...................................................................  Ps          162.3                 2007
1999...................................................................               58.6                 2009
                                                                            -------------------
                                                                         Ps          220.9
                                                                            ===================


9. ITEMS NOT AFFECTING CASH FLOWS

Items charged or credited to the results of operations, which did not generated the use of resources, are summarized as follows:


                                                                   2000             2001               2002
                                                               -------------    -------------     ------------
Depreciation of properties...................................          5.0              5.1              5.1
Amortization of deferred charges and credits, net............        174.1            647.8            190.0
Deferred income tax credited to results......................       (637.5)          (667.1)        (1,291.8)
Equity in income of subsidiaries and affiliates..............     (6,405.0)       (10,641.1)        (4,654.3)
                                                               -------------    -------------     ------------
                                                                  (6,863.4)       (10,655.3)        (5,751.0)
                                                               =============    =============     ============


10. CONTINGENCIES AND COMMITMENTS

As of December 31, 2002, CEMEX has signed as guarantor of loans made to certain subsidiaries for approximately U.S.$55.2 million. As of the same date, the Company and certain subsidiaries have guaranteed the risks associated with certain financial transactions, assuming contingent obligations under standby letters of credit, issued by financial institutions for a total of U.S. $
175.0 million.

                                                                   SCHEDULE II

                              CEMEX, S.A. DE C.V.
                       December 31, 2000, 2001 and 2002
           (Millions of constant Mexican pesos as of June 30, 2003)

Valuation and Qualifying Accounts as of December 31, 2000, 2001 and 2002, is as follows:



                                         Balance at       Charged to
                                        Beginning of       Costs and                                           Balance at
Description                                Period          Expenses         Deductions        Other(s)       End of Period
                                       ---------------  ----------------  ---------------  ---------------------------------
Year ended December 31, 2000:
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Allowance for doubtful accounts             577.6            113.5             148.6            (60.4)           482.1
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Year ended December 31, 2001:
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Allowance for doubtful accounts             482.1             77.6              40.6             (5.2)           513.9
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Year ended December 31, 2002:
                                       ---------------  ----------------  ---------------  ----------------  ---------------
Allowance for doubtful accounts             513.9            247.3             291.2             18.9            488.9
                                       ---------------  ----------------  ---------------  ----------------  ---------------


(1) Amounts included in "Others" primarily result from the effects of foreign currency translation and the inflation adjustment of the initial balance in the restatement to constant pesos as of the end of the same period.




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